Annual Report 2024

Riverview Bancorp, Inc.

Financial Highlights

FOR THE YEAR ENDED MARCH 31		2024		2023		2022
(Dollars in thousands, except share data)						
Interest income and dividend income	$	56,555	$	55,666	$	49,825
Interest expense		18,469		4,060		2,200
Net interest income		38,086		51,606		47,625
Provision for (recapture of) credit losses		-		750		(4,625)
Net interest income after provision for (recapture of) credit losses		38,086		50,856		52,250
Non-interest income		10,242		12,194		12,744
Non-interest expense		43,727		39,371		36,718
Income before income taxes		4,601		23,679		28,276
Provision for income taxes		802		5,610		6,456
Net income	$	3,799	$	18,069	$	21,820
Average # of common shares outstanding		21,137,976		21,637,526		22,213,029

PER COMMON SHARE		2024		2023		2022
Net income (per diluted share)	$	0.18	$	0.83	$	0.98
Cash dividends		0.240		0.240		0.215
Book value		7.37		7.32		7.11
Closing price		4.72		5.34		7.55

FISCAL YEAR-END BALANCES		2024		2023		2022
Assets	$	1,521,529	$	1,589,712	$	1,740,096
Loans, net		1,008,649		993,547		975,885
Deposits		1,231,679		1,265,217		1,533,878
Shareholders' equity		155,588		155,239		157,249
Total # of common shares outstanding		21,111,043		21,221,960		22,127,396
Full-time equivalent employees		226		229		225
Number of banking facilities		17		17		17

FINANCIAL RATIOS	2024	2023	2022
Return on average assets	0.24%	1.08%	1.31%
Return on average common equity	2.43%	11.71%	13.62%
Net interest margin	2.56%	3.26%	3.03%
Efficiency ratio	90.48%	61.71%	60.82%
Non-performing assets to total assets	0.01%	0.12%	1.27%
Allowance for credit losses to total loans	1.50%	1.52%	1.47%
Equity to assets at period end	10.23%	9.77%	9.04%

For complete financial details and other information, please see the 2024 Riverview Bancorp, Inc. 10-K.



It's a new century

Last year, Riverview celebrated its 100th anniversary. With the first century firmly behind us, 2024 is positioned to be a year of amplifying areas of opportunity for clients to utilize tools they desire and bank how, when, and from anywhere they like. We view 2024 as the beginning of a new chapter with a renewed vision and strategic priorities.

In late June 2024, Riverview board of directors hired Nicole Sherman as the new President/CEO to lead the organization forward using her years of banking acumen. To say that Nicole is no stranger to banking is an understatement. Ms. Sherman brings over 25 years of experience at the Chief, Executive, and Senior VP levels with organizations such as Columbia Bank, Utah First, Numerica Credit Union, AmericanWest Bank, and Zions Bank. Her expertise ranges from Retail and Digital Banking, Commercial and Business Banking to Wealth Management including Private Banking and Financial Services, as well as Corporate Marketing and Communications, DEIBA and Community Impact and Philanthropy.

Additionally, Ms. Sherman has led through 10 successful mergers and acquisitions throughout her career. Known for her paramount presentation style, she is a keynote and transformational speaker. Since 2003, Ms. Sherman has been a top-rated faculty member at Pacific Coast Banking School (PCBS) at the University of Washington, Foster School of Business and was named 2023 Instructor of the Year.

Riverview continues to deliver positive financial results. However, like all in the financial services industry, we are impacted by the elevated interest rate environment and inflation levels that are higher than what we have historically experienced. We continue to focus on providing excellent service and solutions to our clients along with our goal to continually improve shareholder value. Riverview has strategically restructured its balance sheet which impacted earnings in the current year, along with being impacted by the higher interest rate environment. Net income totaled $3.8 million compared to $18.1 million in the previous year. Our capital levels remained strong with a total risk-based capital ratio of 16.32% and a leverage ratio of 10.29% at March 31, 2024. Non-performing assets (excluding SBA loans) remained exceptionally low at 0.01% of total assets, and we are proud that our core deposits represented 98% of total deposits. Credit quality remains a high priority as we continue to focus on our prudent underwriting standards and diversification of our loan portfolio.

While we are focused on all areas of banking, these key areas will propel us forward:

Deposit retention and growth – We have enacted several initiatives to attract and retain deposits. Revamping checking accounts for business and consumer clients was a recent initiative. We will continue to offer Certificate of Deposit and other promotions, providing an opportunity to serve existing clients and build relationships with new clients.

Tools and technology – Branch banking is essential to our business model and is key in providing excellent service and connecting with clients. Because certain segments of clients want to access and manage money digitally, we will continue working to provide more tools for just this reason. At the same time, financial safety and security are critical areas for the bank and for clients.

Culture/talent attraction and retention – We have made significant strides in this area and will continue to focus on attracting and retaining exceptional talent. People are at the center of all we do.

Brand awareness/marketing – Riverview conducted a rebranding project two years ago. Riverview believes in an integrated marketing approach to create a greater awareness, gain new clients and to be viewed as a valued community asset and partner.

Riverview is evolving and growing to meet client needs. We are proud of our legacy, and we are energized and committed as we move forward with vision and purpose. It's always been about people. By focusing on our employees, clients, and communities, our shareholders and all stakeholders will thrive.

It's about you.

The future is bright,

Jerry Nies
Chairman of the Board of Directors

Nicole Sherman
President and Chief Executive Officer

Supporting community is in our DNA

Riverview Bank is a community bank that demonstrates unwavering commitment to its community. We actively support organizations within our footprint, recognizing the importance of local impact. Beyond financial contributions, Riverview team members invest time and talent, lending expertise to organizations and nonprofits through board positions and community service. Our collaborative approach fosters positive change, proving that together we can achieve great things for our community. It's about you.

$326,575 donations to local organizations whose missions include:

Animal Welfare	Education	Houselessness
Arts and Entertainment	Environment	Homeownership
Childrens Services	Family Services	Parks and Recreation
Civic Services	Financial Literacy	Senior Services
Early Childhood Education	Food Drives/Hunger Relief	Veteran Services
Economic Development	Health and Fitness	

126 organizations supported

1,868 employee service hours

42 board of director/committee positions held by team members

American Legion Post	Klickitat County Veterans Advisory Board
Adventist Medical Foundation	Klineline Kids Fishing Nonprofit
Battle Ground Senior Citizens, Inc	Leadership Clark County
Cascadia Technical Academy Foundation	Mid-Columbia Economic Development District
Central East Rotary Club	Miss Clark County Scholarship Organization
CDM Caregiving Services	Miss Washington's Teen Scholarship Organization
Clark County Historical Museum	National Association of Professional Mortgage Women
Coastal Conservation Association	North Salmon Creek Neighborhood Association
Community Bankers of Washington	Oregon Golf Association
Council for the Homeless	REAP
Craft3	Risk Management Association
East Portland Rotary Club	Rotary Club of Vancouver
East Vancouver Business Association	Salvation Army
Equal Opportunities for Children and Families	Skamania County Economic Development Council
Evergreen Public Schools	Skamania County Fair Board
Evergreen School District Foundation	Ukrainian American Cultural Association of Oregon
Dooley Rebekah Lodge Foundation	Union High School Orchestra Boosters
Friends of Vancouver Lake	Washington State University Advisory Council
Goldendale Community Housing Board	Washington State University Mentor Analysis Program
Huntington's Disease Society of America - WA Chapter	Washougal High School Business Advisory Committee
Identity Clark County	West Columbia Gorge Humane Society

Corporate Office
900 Washington Street, Suite 900
Vancouver, Washington 98660

360-514-5000 | riverviewbank.com

Stock Listing
NASDAQ Global Select Market Symbol **RVSB**

Transfer Agent
Broadridge Corporate Issuer Solutions, Inc.
855-802-4983 | shareholder@broadridge.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2024

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission File Number: 000-22957

RIVERVIEW BANCORP, INC.
(Exact name of registrant as specified in its charter)

Washington	91-1838969
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. Number)
900 Washington St., Ste. 900, Vancouver, Washington	98660
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (360) 693-6650

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.01 per share	RVSB	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Smaller reporting company ☒	Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing sales price of the registrant's Common Stock as quoted on the Nasdaq Global Select Market System under the symbol "RVSB" on September 30, 2023 was $117,459,943 (21,125,889 shares at $5.56 per share). As of June 14, 2024, there were 21,111,043 shares issued and outstanding of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of registrant's Definitive Proxy Statement for the 2024 Annual Meeting of Stockholders (Part III), which will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

Table of Contents

References in this document to "Riverview" refer to Riverview Bancorp, Inc. and references to the "Bank" refer to Riverview Bank. References to "we," "our," "us," or the "Company" refer to Riverview and its consolidated subsidiaries, including the Bank, unless the context indicates otherwise.

Forward-Looking Statements

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995 ("PSLRA"): When used in this Form 10-K, the words "believes," "expects," "anticipates," "estimates," "forecasts," "intends," "plans," "targets," "potentially," "probably," "projects," "outlook," or similar expressions or future or conditional verbs such as "may," "will," "should," "would," and "could," or similar expressions are intended to identify "forward-looking statements" within the meaning of the PSLRA. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, assumptions, future economic performance and projections of financial items. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated or implied by our forward-looking statements, including, but not limited to: potential adverse impacts to economic conditions in our local market areas, other markets where the Company has lending relationships, or other aspects of the Company's business operations or financial markets, including, without limitation, as a result of employment levels, labor shortages and the effects of inflation, a potential recession, or slowed economic growth; changes in the interest rate environment, including the recent increases in the Board of Governors of the Federal Reserve System ("Federal Reserve") benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect our revenues and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; the impact of continuing high inflation and the current and future monetary policies of the Federal Reserve in response thereto; the effects of any federal government shutdown; the impact of bank failures or adverse developments at other banks, and any governmental or societal responses thereto; the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in the Company's allowance for credit losses ("ACL") and provision for credit losses that may be impacted by deterioration in the housing and commercial real estate markets; changes in the levels of general interest rates, and the relative differences between short and long-term interest rates, deposit interest rates, the Company's net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in the Company's market areas; secondary market conditions for loans and the Company's ability to originate loans for sale and sell loans in the secondary market; results of examinations of the Bank by the Federal Deposit Insurance Corporation ("FDIC") and the Washington State Department of Financial Institutions, Division of Banks ("WDFI"), and of the Company by the Federal Reserve or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require the Company to increase its ACL, write-down assets, reclassify its assets, change the Bank's regulatory capital position or affect the Company's ability to borrow funds or maintain or increase deposits, which could adversely affect its liquidity and earnings; legislative or regulatory changes that adversely affect the Company's business including changes in banking, securities and tax law, and in regulatory policies and principles, or the interpretation of regulatory capital or other rules; the Company's ability to attract and retain deposits; the unexpected outflow of uninsured deposits that may require us to sell investment securities at a loss; the Company's ability to control operating costs and expenses; the use of estimates in determining fair value of certain of the Company's assets, which estimates may prove to be incorrect and result in significant declines in valuation; difficulties in reducing risks associated with the loans on the Company's consolidated balance sheet; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect the Company's workforce and potential associated charges; disruptions, security breaches or other adverse events, failures or interruptions in or attacks on our information technology systems or on the third-party vendors who perform several of our critical processing functions; the Company's ability to retain key members of its senior management team; costs and effects of litigation, including settlements and judgments; the Company's ability to implement its business strategies; the Company's ability to successfully integrate any assets, liabilities, customers, systems, and management personnel it may acquire into its operations and the Company's ability to realize related revenue synergies and cost savings within expected time frames; future goodwill impairment due to changes in Riverview's business, changes in market conditions, or other factors; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; the Company's ability to pay dividends on its common stock; the quality and composition of our securities portfolio and the impact of and adverse changes in the securities markets, including market liquidity; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting standards; the effects of climate change, severe weather events, natural disasters, pandemics, epidemics and other public health crises, acts of war or terrorism, civil unrest, and other external events on our business; and other economic, competitive, governmental, regulatory, and technological factors affecting the Company's operations, pricing, products and services, and the other risks described from time to time in our reports filed with and furnished to the U.S. Securities and Exchange Commission ("SEC").

The Company cautions readers not to place undue reliance on any forward-looking statements. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information then actually known to the Company. The Company does not undertake and specifically disclaims any obligation to revise any forward-looking statements included in this report or the reasons why actual results could differ from those contained in such statements, whether as a result of new information or to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. These risks could cause our actual results for fiscal 2025 and beyond to differ materially from those expressed in any forward-looking statements by, or on behalf of, us and could negatively affect the Company's consolidated financial condition and consolidated results of operations as well as its stock price performance.

Item 1. Business

General

Riverview Bancorp, Inc., a Washington corporation, is the bank holding company of Riverview Bank. At March 31, 2024, the Company had total assets of $1.52 billion, total deposits of $1.23 billion and total shareholders' equity of $155.6 million. The Company's executive offices are located in Vancouver, Washington. The Bank has two subsidiaries Riverview Trust Company (the "Trust Company") and Riverview Services, Inc. ("Riverview Services"). The Trust Company is a trust and financial services company located in downtown Vancouver, Washington, and provides full-service brokerage activities, trust and asset management services. Riverview Services acts as a trustee for deeds of trust on mortgage loans granted by the Bank and receives a reconveyance fee for each deed of trust.

Substantially all of the Company's business is conducted through the Bank, which until April 28, 2021, was a federal savings bank subject to extensive regulation by the Office of the Comptroller of the Currency ("OCC"). The Bank converted from a federally chartered savings bank to a Washington state-chartered commercial bank on April 28, 2021. As a Washington state-chartered commercial bank, the Bank's regulators are the WDFI and the FDIC, the insurer of its deposits. The Bank's deposits are insured up to applicable limits by the FDIC. The Federal Reserve remains the primary federal regulator for the Company. In connection with the Bank's charter conversion, the Company converted from a Savings and Loan Holding Company to a Bank Holding Company. The Bank is also a member of the Federal Home Loan Bank of Des Moines ("FHLB") which is one of the 11 regional banks in the Federal Home Loan Bank System ("FHLB System").

As a progressive, community-oriented financial services company, the Company emphasizes local, personal service to residents of its primary market area. The Company considers Clark, Klickitat and Skamania counties of Washington, and Multnomah, Washington and Marion counties of Oregon as its primary market area. The Company is engaged predominantly in the business of attracting deposits from the general public and using such funds in its primary market area to originate commercial business, commercial real estate, multi-family real estate, land, real estate construction, residential real estate and other consumer loans. The Company's loans receivable, net, totaled $1.01 billion at March 31, 2024 compared to $993.5 million at March 31, 2023.

The Company's strategic plan includes targeting the commercial banking customer base in its primary market area for loan originations and deposit growth, specifically small and medium size businesses, professionals and wealth building individuals. In pursuit of these goals, the Company will seek to increase the loan portfolio consistent with its strategic plan and asset/liability and regulatory capital objectives, which includes maintaining a significant amount of commercial business and commercial real estate loans in its loan portfolio which typically carry adjustable rates, higher yields and shorter terms, as well as higher credit risk, compared to traditional fixed-rate consumer real estate one-to-four family loans.

Our strategic plan also stresses increased emphasis on non-interest income, including increased fees for asset management through the Trust Company and deposit service charges. The strategic plan is designed to enhance earnings, reduce interest rate risk and provide a more complete range of financial services to customers and the local communities the Company serves. We believe we are well positioned to attract new customers and to increase our market share through our 17 branch locations, including, among others, 10 in Clark County, three in the Portland metropolitan area and three lending centers.

Market Area

The Company conducts operations from its home office in Vancouver, Washington and 17 branch offices located in Camas, Washougal, Stevenson, White Salmon, Battle Ground, Goldendale, Ridgefield and Vancouver, Washington (six branch offices), and Portland, Gresham, Tualatin and Aumsville, Oregon. The Trust Company has two locations, one in downtown Vancouver, Washington and one in Lake Oswego, Oregon, providing full-service brokerage activities, trust and asset management services. Riverview Mortgage, a mortgage broker division of the Bank, originates mortgage loans for various mortgage companies predominantly in the Vancouver/Portland metropolitan areas, as well as for the Bank. The Bank's Business and Professional Banking Division, with two lending offices located in Vancouver and one in Portland, offers commercial and business banking services.

Vancouver is located in Clark County, Washington, which is just north of Portland, Oregon. Many businesses are located in the Vancouver area because of the favorable tax structure and lower energy costs in Washington as compared to Oregon. Companies located in the Vancouver area include: Sharp Microelectronics, Hewlett Packard, Georgia Pacific, Underwriters Laboratory, WaferTech, Barrett Business Services, PeaceHealth and Banfield Pet Hospitals, as well as several support industries. In addition to this industry base, the Columbia River Gorge Scenic Area and the Portland metropolitan area are sources of tourism.

Lending Activities

General. At March 31, 2024, the Company's net loans receivable totaled $1.01 billion, or 66.3% of total assets at that date. The principal lending activity of the Company is the origination of loans collateralized by commercial properties and commercial business loans. A substantial portion of the Company's loan portfolio is secured by real estate, either as primary or secondary collateral, located in its primary market area. The Company's lending activities are subject to the written, non-discriminatory, underwriting standards and loan origination procedures established by the Bank's Board of Directors ("Board") and management. The customary sources of loan originations are realtors, walk-in customers, referrals and existing customers. The Bank also uses commissioned loan brokers and print advertising to market its products and services. Loans are approved at various levels of management, depending upon the amount of the loan. Our current loan policy generally limits the maximum amount of loans we can make to one borrower to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). The regulatory limit of loans we can make to one borrower is 20% of total risk-based capital, or $35.5 million, at March 31, 2024. At this date, the Bank's largest lending relationship with one borrower was $28.7 million, which consisted of a multi-family loan of $17.2 million and a commercial real estate loan of $11.5 million, both of which were performing in accordance with their original payment terms at March 31, 2024.

Loan Portfolio Analysis. The following table sets forth the composition of the Company's loan portfolio, excluding loans held for sale, by type of loan at the dates indicated (dollars in thousands):

	At March 31,			
	2024		2023	
	Amount	Percent	Amount	Percent
Commercial and construction:				
Commercial business	$ 229,404	22.40 %	$ 232,868	23.08 %
Commercial real estate	583,501	56.98	564,496	55.95
Land	5,693	0.56	6,437	0.64
Multi-family	70,771	6.91	55,836	5.54
Real estate construction	36,538	3.57	47,762	4.73
Total commercial and construction	925,907	90.42	907,399	89.94
Consumer:				
Real estate one-to-four family	96,366	9.41	99,673	9.88
Other installment	1,740	0.17	1,784	0.18
Total consumer	98,106	9.58	101,457	10.06
Total loans	1,024,013	100.00 %	1,008,856	100.00 %
Less:				
ACL / Allowance for loan and lease losses ("ALLL")	15,364		15,309	
Total loans receivable, net	$ 1,008,649		$ 993,547	

Loan Portfolio Composition. The following tables set forth the composition of the Company's commercial and construction loan portfolio based on loan purpose at the dates indicated (in thousands):

	Commercial Business	Commercial Real Estate Mortgage	Real Estate Construction	Commercial and Construction Total
March 31, 2024				
Commercial business	$ 229,404	$ —	$ —	$ 229,404
Commercial construction	—	—	20,388	20,388
Office buildings	—	114,714	—	114,714
Warehouse/industrial	—	106,649	—	106,649
Retail/shopping centers/strip malls	—	89,448	—	89,448
Assisted living facilities	—	378	—	378
Single purpose facilities	—	272,312	—	272,312
Land	—	5,693	—	5,693
Multi-family	—	70,771	—	70,771
One-to-four family construction	—	—	16,150	16,150
Total	$ 229,404	$ 659,965	$ 36,538	$ 925,907
March 31, 2023				
Commercial business	$ 232,868	$ —	$ —	$ 232,868
Commercial construction	—	—	29,565	29,565
Office buildings	—	117,045	—	117,045
Warehouse/industrial	—	106,693	—	106,693
Retail/shopping centers/strip malls	—	82,700	—	82,700
Assisted living facilities	—	396	—	396
Single purpose facilities	—	257,662	—	257,662
Land	—	6,437	—	6,437
Multi-family	—	55,836	—	55,836
One-to-four family construction	—	—	18,197	18,197
Total	$ 232,868	$ 626,769	$ 47,762	$ 907,399

Commercial Business Lending. At March 31, 2024, the commercial business loan portfolio totaled $229.4 million, or 22.4% of total loans. Commercial business loans are typically secured by business equipment, accounts receivable, inventory or other property. The Company's commercial business loans may be structured as term loans or as lines of credit. Commercial term loans are generally made to finance the purchase of assets and usually have maturities of five years or less. Commercial lines of credit are typically made for the purpose of providing working capital and usually have a term of one year or less. Lines of credit are made at variable rates of interest equal to a negotiated margin above an index rate and term loans are at either a variable or fixed rate. The Company also generally obtains personal guarantees from financially capable parties based on a review of personal financial statements.

Commercial business lending typically involves risks that are different from those associated with residential and commercial real estate lending. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use, among other things. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit-worthiness of the borrower and secondarily on the underlying collateral provided by the borrower. Additionally, the borrower's cash flow may be unpredictable and collateral securing these loans may fluctuate in value. At March 31, 2024, the Company had one commercial business loan totaling $58,000 on non-accrual status compared to two commercial business loans totaling $97,000 at March 31, 2023.

Other Real Estate Mortgage Lending. The Company originates other real estate mortgage loans secured by office buildings, warehouse/industrial, retail, assisted living facilities and single-purpose facilities (collectively "commercial real estate " or "CRE") and land and multi-family loans primarily located in its market area, collectively referred to herein as the "other real estate mortgage loan portfolio". At March 31, 2024, the commercial real estate and multi-family real estate mortgage loan portfolios totaled $583.5 million and $70.8 million, or 57.0% and 6.9% of total loans, respectively. At March 31, 2024, owner occupied properties accounted for 25.1% and non-owner occupied properties accounted for 74.9% of the Company's commercial real estate loans.

Commercial real estate and multi-family loans typically have higher loan balances, are more difficult to evaluate and monitor, and involve a higher degree of risk than residential one-to-four family loans. As a result, commercial real estate and multi-family loans are generally priced at a higher rate of interest than residential one-to-four family loans. Often payments on loans secured by commercial properties are dependent on the successful operation and management of the property securing the loan or business conducted on the property securing the loan; therefore, repayment of these loans may be affected by adverse conditions in the real estate market or the economy. Real estate lending is generally considered to be collateral based lending with loan amounts based on predetermined loan to collateral values and liquidation of the underlying real estate collateral being viewed as the primary source of repayment in the event of borrower default. The Company seeks to minimize these risks by generally limiting the maximum loan-to-value ratio to 80% and strictly scrutinizing the financial condition of the borrower, the quality of the collateral and the management of the property securing the loan. Loans are secured by first mortgages and often require specified debt service coverage ("DSC") ratios depending on the characteristics of the collateral. The Company generally imposes a minimum DSC ratio of 1.20 for loans secured by income producing properties. Rates and other terms on such loans generally depend on our assessment of credit risk after considering such factors as the borrower's financial condition and credit history, loan-to-value ratio, DSC ratio and other factors.

The Company had one commercial real estate loan of $79,000 and $100,000 on non-accrual status at March 31, 2024 and 2023, respectively. For more information concerning risks related to commercial real estate loans, see Item 1A. "Risk Factors – Risks Related to Our Lending Activities – Commercial and multi-family real estate lending involves higher risks than one-to-four family real estate and other consumer lending, which exposes us to increased lending risks."

Land loans represent loans made to developers for the purpose of acquiring raw land and/or for the subsequent development and sale of residential lots. Such loans typically finance land purchases and infrastructure development of properties (e.g., roads, utilities, etc.) with the aim of making improved lots ready for subsequent sales to consumers or builders for ultimate construction of residential units. The primary source of repayment is generally the cash flow from developer sale of lots or improved parcels of land, secondary sources and personal guarantees, which may provide an additional measure of security for such loans.

At March 31, 2024, land loans totaled $5.7 million, or 0.6% of total loans, compared to $6.4 million, or 0.6% of total loans at March 31, 2023. The largest land loan had an outstanding balance at March 31, 2024 of $2.4 million and was performing according to its original payment terms. At March 31, 2024, all of the land loans were secured by properties located in Washington and Oregon. At March 31, 2024 and 2023, the Company had no land loans on non-accrual status.

Real Estate Construction. The Company originates three types of residential construction loans: (i) speculative construction loans, (ii) custom/presold construction loans and (iii) construction/permanent loans. The Company also originates construction loans for the development of business properties and multi-family dwellings. All of the Company's real estate construction loans were made on properties located in Washington and Oregon.

The composition of the Company's construction loan portfolio, including undisbursed funds, was as follows at the dates indicated (dollars in thousands):

| | At March 31, | | | |
| | 2024 | | 2023 | |
	Amount [1]	Percent	Amount [1]	Percent
Speculative construction	$ 15,358	16.61 %	$ 16,224	19.23 %
Commercial/multi-family construction	75,095	81.22	63,973	75.85
Custom/presold construction	2,003	2.17	4,149	4.92
Total	$ 92,456	100.00 %	$ 84,346	100.00 %

[1] Includes undisbursed funds of $55.9 million and $36.6 million at March 31, 2024 and 2023, respectively.

At March 31, 2024, the Company's construction loan portfolio, including undisbursed funds, was $92.5 million compared to $84.3 million at March 31, 2023. The $8.1 million increase was primarily due to a $11.1 million increase in commercial/multi-family construction loans, partially offset by a decrease of $2.1 million in custom/presold construction loans. The Company plans to continue to proactively manage its construction loan portfolio in fiscal year 2025 while continuing to originate new construction loans to selected customers.

Speculative construction loans are made to home builders and are termed "speculative" because the home builder does not have, at the time of loan origination, a signed contract with a home buyer who has a commitment for permanent financing with either the Company or another lender for the finished home. The home buyer may be identified either during or after the construction period, with the risk that the builder will have to service the speculative construction loan and finance real estate taxes and other carrying costs of the completed home for a significant period after the completion of construction until a home buyer is identified. The largest speculative construction loan at March 31, 2024 was a loan to finance the construction of 36 townhomes totaling $8.2 million that is secured by property located in the Company's market area. The average balance of loans in the speculative construction loan portfolio at March 31, 2024 was $907,000. At March 31, 2024 and 2023, the Company had no speculative construction loans on non-accrual status.

Presold construction loans are made to homebuilders who, at the time of construction, have a signed contract with a home buyer who has a commitment for permanent financing for the finished home from the Company or another lender. Presold construction loans are generally originated for a term of 12 months. At March 31, 2024 and 2023, presold construction loans totaled $2.0 million and $4.1 million, respectively.

The composition of land and speculative/presold construction loans by geographical area is as follows at the dates indicated (in thousands):

	Northwest Oregon	Southwest Washington	Other Washington	Total
March 31, 2024				
Land	$ —	5,338	$ 355	$ 5,693
Speculative and presold construction	—	15,158	992	16,150
Total	$ —	$ 20,496	$ 1,347	$ 21,843

	Northwest Oregon	Southwest Washington	Other Washington	Total
March 31, 2023				
Land	$ 1,884	4,553	$ —	$ 6,437
Speculative and presold construction	—	17,105	1,092	18,197
Total	$ 1,884	$ 21,658	$ 1,092	$ 24,634

Unlike speculative and presold construction loans, custom construction loans are made directly to the homeowner. Construction/permanent loans are originated to the homeowner rather than the homebuilder along with a commitment by the Company to originate a permanent loan to the homeowner to repay the construction loan at the completion of construction. The construction phase of a construction/permanent loan generally lasts six to nine months. At the completion of construction, the Company may either originate a fixed-rate mortgage loan or an adjustable rate mortgage ("ARM") loan or use its mortgage brokerage capabilities to obtain permanent financing for the customer with another lender. For adjustable rate loans, the interest rates adjust on their first adjustment date. See "Mortgage Brokerage" and "Mortgage Loan Servicing" below for more information. At March 31, 2024, the Company had no construction/permanent loans.

The Company provides construction financing for non-residential business properties and multi-family dwellings. At March 31, 2024, commercial construction loans totaled $20.4 million, or 55.8% of total real estate construction loans, and 2.0% of total loans. Borrowers may be the business owner/occupier of the building who intends to operate their business from the property upon construction, or non-owner developers. The expected source of repayment of these loans is typically the sale or refinancing of the project upon completion of the construction phase. In certain circumstances, the Company may provide or commit to take-out financing upon construction. Take-out financing is subject to the project meeting specific underwriting guidelines. No assurance can be given that such take-out financing will be available upon project completion. These loans are secured by office buildings, retail rental space, mini storage facilities, assisted living facilities and multi-family dwellings located in the Company's market area. At March 31, 2024, the largest commercial construction loan had a balance of $4.7 million and was performing according to its original repayment terms. The average balance of loans in the commercial construction loan portfolio at March 31, 2024 was $1.5 million. At March 31, 2024 and 2023, the Company had no commercial construction loans on non-accrual status.

The Company has originated construction and land acquisition and development loans where a component of the cost of the project was the interest required to service the debt during the construction period of the loan, sometimes known as interest reserves. The Company allows disbursements of this interest component as long as the project is progressing as originally projected and if there has been no deterioration in the financial standing of the borrower or the underlying project. If the Company determines that there is such deterioration, or if the loan becomes nonperforming, the Company halts any disbursement of those funds identified for use in paying interest. In some cases, additional interest reserves may be taken by use of deposited funds or through credit lines secured by separate and additional collateral. For additional information concerning the risks related to construction lending, see Item 1A. "Risk Factors – Risks Related to our Lending Activities – Our real estate construction loans are based upon estimates of costs and the value of the completed project, and as with land loans may be more difficult to liquidate, if necessary."

Consumer Lending. Consumer loans totaled $98.1 million at March 31, 2024 and were comprised of $82.4 million of real estate one-to-four family loans, $13.5 million of home equity lines of credit, $452,000 of land loans to consumers for the future construction of one-to-four family homes and $1.7 million of other secured and unsecured consumer loans.

The majority of our real estate one-to-four family loans are located in the Company's primary market area. Underwriting standards require that real estate one-to-four family loans generally be owner occupied and that originated loan amounts not exceed 80% (95% with private mortgage insurance) of the lesser of current appraised value or cost of the underlying collateral. Terms typically range from 15 to 30 years. At March 31, 2024, the Company had one residential real estate loan totaling $36,000 on non-accrual status compared to three residential real estate loans totaling $86,000 at March 31, 2023. All of these loans were secured by properties located in Oregon and Washington. The Company no longer originates real estate one-to-four family loans.

The Company also originates a variety of installment loans, including loans for debt consolidation and other purposes, automobile loans, boat loans and savings account loans. At March 31, 2024 and 2023, the Company had no installment loans on non-accrual status. The Company did not purchase any automobile loans during fiscal years 2024 and 2023 and does not have plans to purchase any additional automobile loan pools.

Installment consumer loans generally entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as mobile homes, automobiles, boats and recreational vehicles. In these cases, we face the risk that any collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. Thus, the recovery and sale of such property could be insufficient to compensate us for the principal outstanding on these loans as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability and are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit our ability to recover on such loans.

Loan Maturity. The following table sets forth certain information at March 31, 2024 regarding the dollar amount of loans maturing in the loan portfolio based on their contractual terms to maturity, but does not include potential prepayments. Demand loans, loans having no stated schedule of repayments or stated maturity and overdrafts are reported as due in one year or less. Loan balances are reported net of deferred fees (in thousands):

	Within 1 Year	Between 1-5 Years	Between 5-15 Years	Beyond 15 Years	Total
Commercial and construction:					
Commercial business	$ 7,523	$ 24,806	$ 92,014	$ 105,061	$ 229,404
Commercial real estate	19,352	170,446	389,298	4,405	583,501
Land	—	4,146	1,547	—	5,693
Multi-family	50	2,842	65,371	2,508	70,771
Real estate construction	5,698	2,761	28,079	—	36,538
Total commercial and construction	32,623	205,001	576,309	111,974	925,907
Consumer:					
Real estate one-to-four family	24	458	2,998	92,886	96,366
Other installment	69	1,507	130	34	1,740
Total consumer	93	1,965	3,128	92,920	98,106
Total loans	$ 32,716	$ 206,966	$ 579,437	$ 204,894	$ 1,024,013

The following table sets forth the dollar amount of loans due after one year from March 31, 2024, which have fixed and adjustable interest rates (in thousands):

	Fixed Rate	Adjustable Rate	Total
Commercial and construction:			
Commercial business	$ 128,844	$ 93,037	$ 221,881
Commercial real estate	303,035	261,114	564,149
Land	2,434	3,259	5,693
Multi-family	48,398	22,323	70,721
Real estate construction	12,876	17,964	30,840
Total commercial and construction	495,587	397,697	893,284
Consumer:			
Real estate one-to-four family	80,532	15,810	96,342
Other installment	1,217	454	1,671
Total consumer	81,749	16,264	98,013
Total loans	$ 577,336	$ 413,961	$ 991,297

Loan Commitments. The Company issues commitments to originate commercial loans, other real estate mortgage loans, construction loans, real estate one-to-four family ("home equity") loans and other installment loans conditioned upon the occurrence of certain events. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. Commitments to originate loans are conditional and are honored for up to 45 days subject to the Company's usual terms and conditions. Collateral is not required to support commitments. At March 31, 2024, the Company had outstanding commitments to originate loans of $10.0 million compared to $12.5 million at March 31, 2023.

Mortgage Brokerage. The Company employs commissioned brokers who originate mortgage loans (including construction loans) for various mortgage companies. Loans brokered to mortgage companies are closed in the name of, and funded by, the purchasing mortgage company and are not originated as an asset of the Company. In return, the Company receives a fee ranging from 1.5% to 2.0% of the loan amount that it shares with the commissioned broker. Loans previously brokered to the Company are closed on the Company's books and the commissioned broker receives a portion of the origination fee. Beginning in fiscal year 2021, the Company transitioned to a model where it no longer originates and sells mortgage loans to the Federal Home Loan Mortgage Company ("FHLMC") as all mortgage loan originations are instead brokered to various third-party mortgage companies. The Company does, however, continue to service its existing FHLMC portfolio. Brokered loans totaled $21.3 million and $22.0 million as of March 31, 2024 and 2023, respectively. There were no loans brokered to the Company for the fiscal year ended March 31, 2024 and 2023. Gross fees of $213,000 and $346,000, including brokered loan fees, were earned in the fiscal year ended March 31, 2024 and 2023. The interest rate environment has a strong influence on the loan volume and amount of fees generated from the mortgage broker activity. In general, during periods of rising interest rates, the volume of loans and the amount of loan fees generally decrease as a result of decreased mortgage loan demand. Conversely, during periods of falling interest rates, the volume of loans and the amount of loan fees generally increase as a result of the increased mortgage loan demand.

Mortgage Loan Servicing. The Company is a qualified servicer for the FHLMC. Prior to the fiscal year ended March 31, 2021, the Company historically sold its fixed-rate residential one-to-four family mortgage loans that it originated with maturities of 15 years or more and balloon mortgages to the FHLMC as part of its asset/liability strategy. Mortgage loans were sold to the FHLMC on a non-recourse basis whereby foreclosure losses are the responsibility of the FHLMC and not the Company. Upon sale, the Company continues to collect payments on the loans, supervise foreclosure proceedings, and otherwise service the loans. At March 31, 2024, total loans serviced for others were $67.3 million, of which $31.4 million were serviced for the FHLMC.

Nonperforming Assets. Nonperforming assets were $178,000 or 0.01% of total assets at March 31, 2024 compared with $1.9 million or 0.12% of total assets at March 31, 2023. The Company had net recoveries totaling $13,000 and $36,000 during fiscal 2024 and 2023, respectively. The decrease in nonperforming assets is attributed to the progress made in resolving the delay in servicing transfer between two third-party servicers of SBA and United States Department of Agriculture ("USDA") government guaranteed loans. Non-performing SBA and USDA government guaranteed loans totaled $5,000 at March 31, 2024 compared to $1.6 million at March 31, 2023.

Loans are reviewed regularly and it is the Company's general policy that when a loan is 90 days or more delinquent or when collection of principal or interest appears doubtful, it is placed on non-accrual status, at which time the accrual of interest ceases and a reserve for any unrecoverable accrued interest is established and charged against operations. In general, payments received on non-accrual loans are applied to reduce the outstanding principal balance on a cash-basis method.

The Company continues to proactively manage its residential construction and land acquisition and development loan portfolios. At March 31, 2024, the Company's residential construction and land acquisition and development loan portfolios were $16.2 million and $5.7 million, respectively, as compared to $18.2 million and $6.4 million, respectively, at March 31, 2023. At March 31, 2024 and 2023, there were no nonperforming loans in the residential construction loan portfolio or the land acquisition and development portfolio. For the years ended March 31, 2024 and 2023, there were no charge-offs or recoveries in the residential construction and land acquisition and development loan portfolios.

The following table sets forth information regarding the Company's nonperforming loans at the dates indicated (dollars in thousands):

	March 31, 2024		March 31, 2023	
	Number of Loans	Balance	Number of Loans	Balance
Commercial business	1	$ 58	1	$ 79
Commercial real estate	1	79	1	100
Consumer	1	36	3	86
Subtotal	3	173	5	265
SBA and USDA Government Guaranteed	1	5	6	1,587
Total	4	$ 178	11	$ 1,852

At March 31, 2024, all of the Company's nonperforming loans exclusive of the SBA and USDA government guaranteed loan are to borrowers with properties located in Southwest Washington. At March 31, 2024, 79.0% of the Company's nonperforming loans, totaling $137,000 were individually evaluated for loss reserves. These loans have been charged down to the estimated fair market value of the collateral less selling costs or carry a specific reserve to reduce the net carrying value. There were no reserves associated with these nonperforming loans that were individually evaluated at March 31, 2024. At March 31, 2024, the largest single nonperforming loan was a commercial real estate loan for $79,000.

The following table sets forth information regarding the Company's nonperforming assets at the dates indicated (in thousands):

	March 31, 2024	March 31, 2023
Loans accounted for on a non-accrual basis:		
Commercial business [1]	$ 58	$ 97
Commercial real estate	79	100
Consumer	36	86
Total	173	283
Accruing loans which are contractually past due 90 days or more [2]	5	1,569
Total nonperforming loans	178	1,852
Real estate owned ("REO")	—	—
Total nonperforming assets	$ 178	$ 1,852
Foregone interest on non-accrual loans	$ 10	$ 14

[1] Includes $18,000 of SBA and USDA government guaranteed loans at March 31, 2023.
[2] Consists entirely of SBA and USDA government guaranteed loans at both March 31, 2024 and 2023.

The following tables set forth information regarding the Company's nonperforming assets by loan type and geographical area at the dates indicated (in thousands):

	Southwest Washington	Other	Total
March 31, 2024			
Commercial business	$ 58	$ —	$ 58
Commercial real estate	79	—	79
Consumer	36	—	36
Subtotal	173	—	173
SBA and USDA Government Guaranteed	—	5	5
Total nonperforming assets	$ 173	$ 5	$ 178
March 31, 2023			
Commercial business	$ 79	$ —	$ 79
Commercial real estate	100	—	100
Consumer	86	—	86
Subtotal	265	—	265
SBA and USDA Government Guaranteed	—	1,587	1,587
Total nonperforming assets	$ 265	$ 1,587	$ 1,852

At March 31, 2024 and 2023, loans delinquent 30 – 89 days were 0.17% and 0.20% of total loans, respectively.. There were no CRE loans 30 – 89 days past at March 31, 2024 or March 31, 2023. At March 31, 2024, CRE loans represent the largest portion of our loan portfolio at 57.0% of total loans and commercial business loans represent 22.4% of total loans.

In accordance with the Company's policy guidelines, unsecured loans are generally charged-off when no payments have been received for three consecutive months unless an alternative action plan is in effect. Consumer installment loans delinquent six months or more that have not received at least 75% of their required monthly payment in the last 90 days are charged-off. In addition, loans discharged in bankruptcy proceedings are charged-off. Loans under bankruptcy protection with no payments received for four consecutive months are charged-off. The outstanding balance of a secured loan that is in excess of the net realizable value is generally charged-off if no payments are received for four to five consecutive months. However, charge-offs are postponed if alternative proposals to restructure, obtain additional guarantors, obtain additional assets as collateral or a potential sale of the underlying collateral would result in full repayment of the outstanding loan balance. Once any other potential sources of repayment are exhausted, the impaired portion of the loan is charged-off. Regardless of whether a loan is unsecured or collateralized, once an amount is determined to be a confirmed loan loss it is promptly charged-off.

Asset Classification. Federal regulations provide for the classification of lower quality loans and other assets (such as other real estate owned and repossessed property), debt and equity securities, as substandard, doubtful or loss. An asset is considered substandard if it is inadequately protected by the current net worth and pay capacity of the borrower or of any collateral pledged. Substandard assets have a well-defined weakness and include those characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all the weaknesses inherent in those classified substandard with the additional characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

When the Company classifies problem assets as either substandard or doubtful, we may determine that the loan is impaired and establish a specific allowance in an amount we deem prudent to address the risk specifically or we may allow the loss to be addressed in the general allowance. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been specifically allocated to particular problem assets. When a problem asset is classified by us as a loss, we are required to charge off the asset in the period in which it is deemed uncollectible.

The aggregate amount of the Company's classified loans (comprised entirely of substandard loans), general loss allowances, specific loss allowances and net recoveries were as follows at the dates indicated (in thousands):

	At or For the Year Ended March 31,	
	2024	**2023**
Classified loans	$ 723	$ 2,647
General loss allowances	15,364	15,303
Specific loss allowances	—	6
Net recoveries	(13)	(36)

All loans on non-accrual status as of March 31, 2024 were categorized as classified loans. Classified loans at March 31, 2024 were comprised of two commercial business loans totaling $58,000, two commercial real estate loans totaling $599,000, two multi-family real estate loans totaling $29,000 and one one-to-four family real estate loan for $36,000. The net decrease in classified loans is primarily attributed to the payoff of one commercial real estate loan for $1.5 million during fiscal 2024.

ACL. The Company maintains an ACL to provide for expected credit losses inherent in the loan portfolio consistent with accounting principles generally accepted in the United States of America ("GAAP") guidelines. The adequacy of the ACL is evaluated monthly to maintain levels sufficient to provide for expected credit losses existing at the balance sheet date. For additional discussion of the Company's methodology for assessing the appropriate level of the ACL see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates."

The Company recorded no provision or recapture of credit losses for the fiscal year ended March 31, 2024 compared to a provision for loan losses of $750,000 for the fiscal year ended March 31, 2023. This was primarily due to credit upgrades, payoffs of higher credit risk loans, updates to economic forecasts, changes in loan portfolio balances, composition, and characteristics.

At March 31, 2024, the ACL was $15.4 million, or 1.50% of total loans, compared to $15.3 million, or 1.52% of total loans at March 31, 2023. Net recoveries totaled $13,000 for the fiscal year ended March 31, 2024, compared to $36,000 for the prior fiscal year. The coverage ratio of ACL to nonperforming loans was 8631.46% at March 31, 2024 compared to 826.62% at March 31, 2023. The Company's general valuation allowance to pooled or "collectively evaluated" loans was 1.50% and 1.52% at March 31, 2024 and 2023, respectively.

Criticized loans, which are comprised of watch and special mention loans, increased $17.6 million to $36.7 million at March 31, 2024 from $19.1 million at March 31, 2023. The net increase in criticized loans is mainly attributed to the downgrade of five commercial real estate loans totaling $15.0 million, the largest of which was $5.3 million, and one commercial business loan for $2.5 million. Two of the downgraded commercial real estate loans totaling $8.0 million, including the previously mentioned $5.3 million loan, were to a related borrower. The remaining four loans downgraded in fiscal 2024 totaling $7.9 million were to another related borrower. The $7.9 million includes the previously mentioned $2.5 million commercial business loan along with a $3.8 million commercial real estate loan. The criticized loan balance at March 31, 2024 includes a $15.6 million commercial real estate loan that was downgraded to special mention in fiscal year 2023. The increases in the criticized loans balance at March 31, 2024 compared to March 31, 2023 were partially offset by normal paydowns, payoffs and grade changes totaling $1.9 million.

Classified loans decreased $1.9 million to $723,000 at March 31, 2024 compared to $2.6 million at March 31, 2023. The decrease in classified loans is mainly due to the payoff of a $1.5 million commercial real estate loan that was classified at March 31, 2023.

Management considers the ACL to be adequate at March 31, 2024 to cover expected credit losses inherent in the loan portfolio based on the assessment of various factors affecting the loan portfolio, and the Company believes it has established its existing ACL in accordance with GAAP. However, a decline in national and local economic conditions (including a possible recession and continued inflationary pressures), results of examinations by the Company's banking regulators, or other factors could result in a material increase in the ACL and may adversely affect the Company's future financial condition and results of operations. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing ACL will be adequate or that substantial increases will not be necessary should the quality of any loans deteriorate or should collateral values decline as a result of the factors discussed elsewhere in this document.

The following table sets forth the breakdown of the ACL by loan category as of the dates indicated (dollars in thousands):

	At March 31,					
	2024			**2023**		
	Amount	Loan Category as a Percent of Total Loans	Allowance as a Percent of Loan Category	Amount	Loan Category as a Percent of Total Loans	Allowance as a Percent of Loan Category
Commercial and construction:						
Commercial business	$ 5,280	22.40 %	2.30 %	$ 3,123	23.08 %	1.34 %
Commercial real estate	7,391	56.98	1.27	8,894	55.95	1.58
Land	106	0.56	1.86	93	0.64	1.44
Multi-family	367	6.91	0.52	798	5.54	1.43
Real estate construction	636	3.57	1.74	764	4.73	1.60
Consumer:						
Real estate one-to-four family	1,557	9.41	1.62	1,087	9.88	1.09
Other installment	27	0.17	1.55	40	0.18	2.24
Unallocated	—	—	—	510	—	—
Total allowance for credit losses - loans	$ 15,364	100.00 %	1.50 %	$ 15,309	100.00 %	1.52 %

14

The following table shows certain credit ratios at and for the periods indicated and each component of the ratio's calculations.

		At or For the Year Ended March 31,				
		2024		2023		2022
ACL/ALLL as a percentage of total loans outstanding at period end		1.50 %		1.52 %		1.47 %
ACL/ALLL	$	15,364	$	15,309	$	14,523
Total loans outstanding		1,024,013		1,008,856		990,408
Non-accrual loans as a percentage of total loans outstanding at period end		0.02 %		0.03 %		0.03 %
Total non-accrual loans	$	173	$	283	$	291
Total loans outstanding		1,024,013		1,008,856		990,408
ACL/ALLL as a percentage of non-accrual loans at period end		8,880.92 %		5,409.54 %		4,990.72 %
ACL/ALLL	$	15,364	$	15,309	$	14,523
Total non-accrual loans		173		283		291
Net charge-offs/(recoveries) during period to average loans outstanding:						
Commercial business:		— %		— %		0.03 %
Net charge-offs/(recoveries)	$	—	$	—	$	69
Average loans receivable, net		239,433		233,884		225,677
Commercial real estate:		— %		— %		— %
Net charge-offs/(recoveries)	$	—	$	—	$	—
Average loans receivable, net		563,023		568,999		559,275
Land:		— %		— %		— %
Net charge-offs/(recoveries)	$	—	$	—	$	—
Average loans receivable, net		6,692		8,486		13,498
Multi-family:		— %		— %		— %
Net charge-offs/(recoveries)	$	—	$	—	$	—
Average loans receivable, net		60,412		57,548		48,651
Real estate construction:		— %		— %		— %
Net charge-offs/(recoveries)	$	—	$	—	$	—
Average loans receivable, net		43,864		38,214		16,828
Consumer:		(0.01)%		(0.04)%		(0.06)%
Net charge-offs/(recoveries)	$	(13)	$	(36)	$	(39)
Average loans receivable, net		97,996		99,914		70,813
Total loans:		— %		— %		— %
Total net recoveries/(recoveries)	$	(13)	$	(36)	$	30
Total average loans receivable, net		1,011,420		1,007,045		934,742

Investment Activities

The Board sets the investment policy of the Company. The Company's investment objectives are: to provide and maintain liquidity within regulatory guidelines; to maintain a balance of high quality, diversified investments to minimize risk; to provide collateral for pledging requirements; to serve as a balance to earnings; and to optimize returns. The policy permits investment in various types of liquid assets (generally debt and asset-backed securities) permissible under applicable regulations, which includes U.S. Treasury obligations, securities of various federal agencies, "bank qualified" municipal bonds, certain certificates of deposit of insured banks, repurchase agreements, federal funds, real estate mortgage investment conduits ("REMICS") and mortgage-backed securities ("MBS"), but does not permit investment in non-investment grade bonds. The policy also dictates the criteria for classifying investment securities into one of three categories: held to maturity, available for sale or trading. At March 31, 2024, no investment securities were held for trading purposes. At March 31, 2024, the Company's investment portfolio consisted of solely debt securities and no equity securities. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates."

The Company primarily purchases agency securities and a combination of MBS backed by government agencies (FHLMC, Fannie Mae ("FNMA"), SBA or Ginnie Mae ("GNMA")). FHLMC and FNMA securities are not backed by the full faith and credit of the U.S. government, while SBA and GNMA securities are backed by the full faith and credit of the U.S. government. At March 31, 2024, the Company owned no privately issued MBS. Our REMICS are MBS issued by FHLMC, FNMA and GNMA and our CRE MBS are issued by FNMA. The Company does not believe that it has any exposure to sub-prime lending in its investment securities portfolio. See Note 3 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K for additional information.

The following table sets forth the investment securities portfolio and carrying values at the dates indicated (dollars in thousands):

| | At March 31, | | | |
| | 2024 | | 2023 | |
	Carrying Value	Percent of Portfolio	Carrying Value	Percent of Portfolio
Available for sale (at estimated fair value):				
Municipal securities	$ 35,136	9.43 %	$ 40,261	8.84 %
Agency securities	43,577	11.69	85,907	18.87
REMICs	25,665	6.89	28,877	6.34
Residential MBS	12,551	3.37	15,471	3.40
Other MBS	26,267	7.05	40,983	9.00
	143,196	38.43	211,499	46.45
Held to maturity (at amortized cost):				
Municipal securities	10,321	2.77	10,344	2.27
Agency securities	54,123	14.52	53,941	11.85
REMICs	31,752	8.52	35,186	7.73
Residential MBS	112,834	30.27	123,773	27.18
Other MBS	20,480	5.49	20,599	4.52
	229,510	61.57	243,843	53.55
Total investment securities	$ 372,706	100.00 %	$ 455,342	100.00 %

The following table sets forth the maturities and weighted average yields in the securities portfolio at March 31, 2024 (dollars in thousands):

| | One Year or Less | | After One Year Through Five Years | | After Five Years Through Ten Years | | After Ten Years | |
	Amount	Weighted Average Yield [1]	Amount	Weighted Average Yield [1]	Amount	Weighted Average Yield [1]	Amount	Weighted Average Yield [1]
Available for sale:								
Municipal securities	$ 4,176	4.76 %	$ 2,564	2.35 %	$ 9,988	2.51 %	$ 18,408	2.03 %
Agency securities	14,738	3.33	26,247	1.12	2,592	1.60	—	—
REMICS	—	—	—	—	639	2.28	25,026	1.73
Residential MBS	—	—	1,614	2.19	4,867	1.82	6,070	3.36
Other MBS	278	3.47	5,059	1.80	13,952	1.84	6,978	3.14
Total available for sale	$ 19,192	3.64 %	$ 35,484	1.35 %	$ 32,038	2.03 %	$ 56,482	2.15 %
Held to maturity:								
Municipal securities	$ —	— %	$ —	— %	$ —	— %	$ 10,321	2.34 %
Agency securities	11,900	2.22	36,217	1.59	2,964	1.76	3,042	0.80
REMICS	—	—	—	—	—	—	31,752	1.77
Residential MBS	—	—	—	—	2,081	1.21	110,753	1.77
Other MBS	—	—	3,231	1.95	15,235	1.48	2,014	1.33
Total held to maturity	$ 11,900	2.22 %	$ 39,448	1.62 %	$ 20,280	1.49 %	$ 157,882	1.78 %

[1] The weighted average yields are calculated by multiplying each amortized cost value by its yield and dividing the sum of these results by the total amortized cost values. Yields on tax-exempt investments are not calculated on a fully tax equivalent basis.

Management reviews investment securities quarterly to determine if an ACL is required, taking into consideration current market conditions, the extent and nature of changes in estimated fair value, issuer rating changes and trends, financial condition of the underlying issuers, current analysts' evaluations, the Company's ability and intent to hold investments until a recovery of estimated fair value, which may be maturity, as well as other factors. There was no ACL and OTTI recorded for investment securities for the years ended March 31, 2024 and 2023, respectively. See Note 3 of the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K for additional information regarding investment securities.

Deposit Activities and Other Sources of Funds

General. Deposits, loan repayments and loan sales are the major sources of the Company's funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They may also be used on a longer-term basis for general business purposes.

Deposit Accounts. The Company attracts deposits from within its primary market area by offering a broad selection of deposit instruments, including demand deposits, negotiable order of withdrawal ("NOW") accounts, money market accounts, savings accounts, certificates of deposit and retirement savings plans. The Company has focused on building customer relationship deposits which include both business and consumer depositors. Deposit account terms vary according to, among other factors, the minimum balance required, the time periods the funds must remain on deposit and the interest rate. In determining the terms of its deposit accounts, the Company considers the rates offered by its competition, profitability to the Company, matching deposit and loan products and customer preferences and concerns.

The following table sets forth the average balances and interest rates of deposit accounts held by the Company at the dates indicated (dollars in thousands):

| | Year Ended March 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Non-interest-bearing demand	$ 376,694	0.00 %	$ 480,029	0.00 %	$ 476,203	0.00 %
Interest-bearing checking	243,904	0.32	286,627	0.03	279,053	0.03
Savings accounts	217,538	0.06	308,840	0.07	318,885	0.08
Money market accounts	233,749	1.22	266,795	0.16	272,161	0.06
Certificates of deposit	157,126	2.87	103,484	0.75	117,391	0.80
Total	$ 1,229,011	0.67 %	$ 1,445,775	0.10 %	$ 1,463,693	0.10 %

Deposit accounts totaled $1.2 billion at March 31, 2024 compared to $1.3 billion at March 31, 2023. The Company did not have any wholesale-brokered deposits at March 31, 2024 and 2023. The Company continues to focus on core deposits and growth generated by customer relationships as opposed to obtaining deposits through the wholesale markets, although the Company continued to experience competition for customer deposits within its market area during fiscal year 2024. Core branch deposits (comprised of demand, savings, interest checking accounts and certificates of deposit, excluding wholesale-brokered deposits, trust account deposits, Lawyer Trust Accounts ("IOLTA"), public funds, and internet-based deposits) at March 31, 2024 decreased $26.9 million since March 31, 2023 due to deposit pricing pressures in our market and customers seeking higher yielding investment alternatives. At March 31, 2024, the Company had $39.6 million, or 3.22% of total deposits, in Certificate of Deposit Account Registry Service ("CDARS") and Insured Cash Sweep ("ICS") deposits, which were gathered from customers within the Company's primary market-area. CDARS and ICS deposits allow customers access to FDIC insurance on deposits exceeding the $250,000 FDIC insurance limit.

At March 31, 2024 and 2023, the Company also had $13.2 million and $21.3 million, respectively, in deposits from public entities located in the States of Washington and Oregon, all of which were fully covered by FDIC insurance or secured by pledged collateral.

The Company is enrolled in an internet deposit listing service. Under this listing service, the Company may post certificates of deposit rates on an internet site where institutional investors have the ability to deposit funds with the Company. At March 31, 2024 and 2023, the Company did not have any deposits through this listing service as the Company chose not to utilize these internet-based deposits. Although the Company did not originate any internet based deposits during the fiscal year ended March 31, 2024, the Company may do so in the future consistent with its asset/liability objectives.

Deposit growth remains a key strategic focus for the Company and our ability to achieve deposit growth, particularly in core deposits, is subject to many risk factors including the effects of competitive pricing pressures, changing customer deposit behavior, and increasing or decreasing interest rate environments. Adverse developments with respect to any of these risk factors could limit the Company's ability to attract and retain deposits and could have a material negative impact on the Company's future financial condition, results of operations and cash flows.

As of March 31, 2024 and 2023, approximately $297.2 million and $225.7 million, respectively, of our deposit portfolio was uninsured. The uninsured amounts are estimates based on the methodologies and assumptions used for the Bank's regulatory reporting requirements. The following table presents the maturity period and amount of certificates of deposit greater than $250,000 at March 31, 2024 (dollars in thousands):

Maturity Period		**Amount**
Three months or less	$	22,405
Over three through six months		16,283
Over six through 12 months		14,860
Over 12 months		2,125
Total	$	55,673

For more information, see also Note 7 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

Borrowings. The Company relies upon advances from the FHLB and borrowings from the Federal Reserve Bank of San Francisco ("FRB"), as needed, to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB and borrowings from the FRB are typically secured by the Bank's commercial business loans, commercial real estate loans, one-to-four family real estate loans, and pledged securities. At March 31, 2024, the Bank had FHLB advances totaling $88.3 million and no FRB borrowings compared to $123.8 million in FHLB advances and no FRB borrowings at March 31, 2023.

The FHLB functions as a central reserve bank providing credit for member financial institutions. As a member, the Bank is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its mortgage loans and other assets (primarily securities which are obligations of, or guaranteed by, the U.S.) provided certain standards related to credit-worthiness have been met. The FHLB determines specific lines of credit for each member institution and the Bank has a line of credit with the FHLB equal to 45% of its total assets to the extent the Bank provides qualifying collateral and holds sufficient FHLB stock. At March 31, 2024, the Bank had an available credit capacity of $714.8 million, subject to sufficient collateral and stock investment.

The Bank also has a borrowing arrangement with the FRB with an available credit facility of $284.5 million, subject to pledged collateral, as of March 31, 2024. The following table sets forth certain information concerning the Company's borrowings for the periods indicated (dollars in thousands):

		Year Ended March 31,					
		2024		**2023**		**2022**	
Maximum amounts of FHLB advances outstanding at any month end	$	180,454	$	123,754	$		—
Average FHLB advances outstanding		146,555		21,045			3
Weighted average rate on FHLB advances		5.40 %		4.88 %		0.31 %	
Maximum amounts of FRB borrowings outstanding at any month end	$	—	$	—	$		—
Average FRB borrowings outstanding		10		13			3
Weighted average rate on FRB borrowings		5.40 %		4.62 %		0.25 %	

At March 31, 2024, the Company had three wholly-owned subsidiary grantor trusts totaling $27.0 million that were established for the purpose of issuing trust preferred securities and common securities. The trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in each trust agreement. The trusts used the net proceeds from each of the offerings to purchase a like amount of junior subordinated debentures (the "Debentures") of the Company. The Debentures are the sole assets of the trusts. The Company's obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon maturity of the Debentures or upon earlier redemption as provided in the indentures. The Company has the right to redeem the Debentures in whole or in part on or after specific dates, at a redemption price specified in the indentures governing the Debentures plus any accrued but unpaid interest to the redemption date. The Company also has the right to defer the payment of interest on each of the Debentures for a period not to exceed 20 consecutive quarters, provided that the deferral period does not extend beyond the stated maturity. During such deferral period, distributions on the corresponding trust preferred securities will also be deferred and the Company may not pay cash dividends to the holders of shares of the Company's common stock. The common securities issued by the grantor trusts are held by the Company, and the Company's investment in the common securities of $836,000 at both March 31, 2024 and 2023 is included in prepaid expenses and other assets in the Consolidated Balance Sheets included in the Consolidated Financial Statements contained in Item 8 of this Form 10-K. For more information, see also Note 9 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

Taxation

For details regarding the Company's taxes, see Note 10 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

Employees and Human Capital

As of March 31, 2024, the Company had 226 full-time equivalent employees, none of whom are represented by a collective bargaining unit. The Company believes its relationship with its employees is good.

To attract and retain talent, we strive to create an inclusive, safe and healthy workplace, with opportunities for our employees to grow and develop in their careers, supported by competitive compensation and benefits programs. Our workforce is comprised of approximately 66.8% women and 33.2% men, with 58.0% of our management roles held by women and 42.0% by men. The average tenure of our employees is 7.4 years. The ethnicity of our workforce was 80.9% White, 5.8% Asian, 5.8% Hispanic or Latinx, 2.5% African American or Black, 2.1% two or more races, 1.7% American Indian or Alaskan Native, and 1.2% Native Hawaiian or Pacific Islander. Benefit programs include quarterly or annual incentive opportunities, a Company sponsored Employee Stock Ownership Plan ("ESOP"), a Company-matched 401(k) Plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, and employee assistance programs including educational reimbursement opportunities.

The Company recognizes that the skills and knowledge of its employees are critical to the success of the organization, and promotes training and continuing education as an ongoing function for its employees. The Bank's compliance training program provides required annual training courses to assure that all employees know the rules applicable to their jobs.

Corporate Information

The Company's principal executive offices are located at 900 Washington Street, Vancouver, Washington 98660. Its telephone number is (360) 693-6650. The Company maintains a website with the address www.riverviewbank.com. The information contained on the Company's website is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. Other than an investor's own internet access charges, the Company makes available free of charge through its website the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after it has electronically filed such material with, or furnished such material to, the SEC.

Subsidiary Activities

Riverview has one operating subsidiary, the Bank. The Bank has two wholly-owned subsidiaries, Riverview Services and the Trust Company.

Riverview Services acts as a trustee for deeds of trust on mortgage loans granted by the Bank and receives a reconveyance fee for each deed of trust. Riverview Services had net income of $12,000 for the fiscal year ended March 31, 2024 and total assets of $1.3 million at March 31, 2024. Riverview Services' operations are included in the Consolidated Financial Statements of the Company contained in Item 8 of this Form 10-K.

The Trust Company is an asset management company providing trust, estate planning and investment management services. The Trust Company had net income of $2.0 million for the fiscal year ended March 31, 2024 and total assets of $10.8 million at March 31, 2024. The Trust Company earns fees on the management of assets held in fiduciary or agency capacity. At March 31, 2024, total assets under management were $961.8 million. The Trust Company's operations are included in the Consolidated Financial Statements of the Company contained in Item 8 of this Form 10-K.

Information about our Executive Officers. The following table sets forth certain information regarding the executive officers of the Company and its subsidiaries:

Name	Age [1]	Position
Daniel D. Cox	46	Acting President/Chief Executive Officer and Chief Operating Officer
David Lam	47	Executive Vice President and Chief Financial Officer
Robert Benke	54	Executive Vice President and Chief Credit Officer
Michael Sventek	60	Executive Vice President and Chief Lending Officer
Evan Sowers	46	President and Chief Executive Officer of Riverview Trust Company

[1] At March 31, 2024

Daniel D. Cox is Acting President/Chief Executive Officer and Chief Operating Officer of the Company. Mr. Cox joined the Bank in August 2002 and spent five years as a commercial lender and progressed through the credit administration function, most recently serving as Executive Vice President and Chief Credit Officer. Mr. Cox holds a Bachelor of Arts in Business Administration with a major emphasis in Finance from Washington State University and was an Honor Roll graduate of the Pacific Coast Banking School. Mr. Cox is an active mentor in the local schools and was the Past Treasurer and Endowment Chair for the Washougal Schools Foundation and Past Board Member of Camas-Washougal Chamber of Commerce.

David Lam is Executive Vice President and Chief Financial Officer of the Company, positions he has held since July 2017. Prior to July 2017, Mr. Lam served as Senior Vice President and Controller of the Bank since 2008. He is responsible for accounting, SEC reporting and treasury functions for the Bank and the Company. Prior to joining Riverview, Mr. Lam spent ten years working in the public accounting sector advancing to the level of audit manager. Mr. Lam holds a Bachelor of Arts degree in business administration with an emphasis in accounting from Oregon State University. Mr. Lam is a certified public accountant (CPA), holds a chartered global management accountant designation and is a member of both the American Institute of CPAs and Oregon Society of CPAs.

Robert Benke is Executive Vice President and Chief Credit Officer of the Bank. Previously, Mr. Benke was Senior Vice President/Senior Credit Administrator, a position he has held since March 2016. Mr. Benke joined Riverview in July 2004 and spent five years as a commercial lender and progressed through the credit administration function starting in 2012 most recently serving as Senior Vice President of Credit Administration. He is responsible for credit administration related to the Bank's commercial, and consumer loan activities. He holds a Masters of Business Administration (MBA) from Washington State University, a Bachelor of Arts in Physics from Whitman College, and is a 2015 graduate of the Pacific Coast Banking School. Mr. Benke is an active board member of the Washington State University – Vancouver MAP Program.

Michael Sventek is Executive Vice President and Chief Lending Officer of the Bank. Mr. Sventek has over 32 years of experience in community banking, having most recently served as Commercial Banking Market Director for Umpqua Bank. Prior to that, he served as Commercial Banking President for BBVA USA. Throughout his career, Mr. Sventek served as a highly visible finance leader for community banks and brings a vast amount of experience in commercial banking and lending. Mr. Sventek graduated with a Bachelor of Science in Computer Science Engineering from Northern Arizona University and is a graduate of the Pacific Coast Banking School.

Evan Sowers is President and Chief Executive Officer of the Trust Company, a wholly-owned subsidiary of the Bank. Mr. Sowers joined the Trust Company in 2022, after having spent twenty-two years working in trusts and investments. Mr. Sowers was managing director of private banking and wealth management and led the region for a large trust company in the Midwest. Mr. Sowers holds an MBA in Finance, Accounting and Investment Banking from Washington University and an undergraduate degree from the University of Missouri.

REGULATION

General.

On April 28, 2021, the Bank converted from a federally chartered savings bank to a Washington state-chartered commercial bank. As a Washington state-chartered commercial bank, the Bank's regulators are the WDFI and the FDIC, rather than the OCC. The Company converted from a Savings and Loan Holding Company to a Bank Holding Company and the Federal Reserve remained its primary federal regulator.

The following is a brief description of certain laws and regulations which are applicable to the Company and the Bank. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

Legislation is introduced from time to time in the United States Congress ("Congress") or the Washington State Legislature that may affect the Company's and Bank's operations. In addition, the regulations governing the Company and the Bank may be amended from time to time by the WDFI, the FDIC, the Federal Reserve or the SEC, as appropriate. Any such legislation or regulatory changes in the future could have an adverse effect on our operations and financial condition. We cannot predict whether any such changes may occur.

The WDFI and FDIC have extensive enforcement authority over all Washington state-chartered commercial banks, including the Bank. The Federal Reserve has the same type of authority over Riverview.

Regulation and Supervision of the Bank

General. As a state-chartered commercial bank, the Bank is subject to applicable provisions of Washington state law and regulations of the WDFI in addition to federal law and regulations of the FDIC applicable to state banks that are not members of the Federal Reserve System. State law and regulations govern the Bank's ability to take deposits and pay interest, to make loans on or invest in residential and other real estate, to make consumer loans, to invest in securities, to offer various banking services to its customers and to establish branch offices. Under state law, commercial banks in Washington also generally have all of the powers that national banks have under federal laws and regulations. The Bank is subject to periodic examination by and reporting requirements of the WDFI and FDIC.

Capital Requirements. Federally insured financial institutions, such as the Bank and their holding companies, are required to maintain a minimum level of regulatory capital. The Bank is subject to capital regulations adopted by the FDIC, which establish minimum required ratios for a common equity Tier 1 ("CET1") capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets ratio and a Tier 1 capital to total assets leverage ratio. The capital standards require the maintenance of the following minimum capital ratios: (i) a CET1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6%; (iii) a total capital ratio of 8%; and (iv) a Tier 1 leverage ratio of 4%. Consolidated regulatory capital requirements identical to those applicable to subsidiary banks generally apply to bank holding companies. However, the Federal Reserve has provided a "Small Bank Holding Company" exception to its consolidated capital requirements, and bank holding companies with less than $3.0 billion of consolidated assets are not subject to the consolidated holding company capital requirements unless otherwise directed by the Federal Reserve.

The Economic Growth, Regulatory Relief and Consumer Protection Act ("EGRRCPA"), enacted in May 2018, required the federal banking agencies, including the FDIC, to establish for institutions with assets of less than $10 billion a "community bank leverage ratio" or "CBLR" of between 8 to 10%. Institutions with capital meeting or exceeding the ratio and otherwise complying with the specified requirements (including off-balance sheet exposures of 25% or less of total assets and trading assets and liabilities of 5% or less of total assets) and electing the alternative framework are considered to comply with the applicable regulatory capital requirements, including the risk-based requirements. The CBLR was established at 9% Tier 1 capital to total average assets, effective January 1, 2020. A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. An institution that temporarily ceases to meet any qualifying criteria is provided with a two- quarter grace period to again achieve compliance. Failure to meet the qualifying criteria within the grace period or maintain a leverage ratio of 8% or greater requires the institution to comply with the generally applicable capital requirements. The Bank has not elected to use the CBLR framework as of March 31, 2024.

Certain changes in what constitutes regulatory capital, including the phasing out of certain instruments as qualifying capital, are subject to transition periods, most of which have expired. The Bank does not have any such instruments. Because of the Bank's asset size, the Bank elected to take a one-time option to permanently opt-out of the inclusion of unrealized gains and losses on available for sale debt and equity securities in its capital calculations.

The Bank also must maintain a capital conservation buffer consisting of additional CET1 capital greater than 2.5% of risk-weighted assets above the required minimum risk-based capital levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses.

In order to be considered well-capitalized under the prompt corrective action regulations described below, the Bank must maintain a CET1 risk-based ratio of 6.5%, a Tier 1 risk-based ratio of 8%, a total risk-based capital ratio of 10% and a leverage ratio of 5%, and the Bank must not be subject to an individualized order, directive or agreement under which its primary federal banking regulator requires it to maintain a specific capital level. As of March 31, 2024, the Bank met the requirements to be "well capitalized" and met the fully phased-in capital conservation buffer requirement. For a complete description of the Bank's required and actual capital levels on March 31, 2024, see Note 12 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

On April 1, 2023, the company adopted a new accounting standard for GAAP referred to as Current Expected Credit Loss ("CECL") which requires FDIC-insured institutions and their holding companies (banking organizations) to recognize credit losses expected over the life of certain financial assets. CECL covers a broader range of assets than the prior method of recognizing credit losses and generally results in earlier recognition of credit losses. Upon adoption of CECL, a banking organization must record a one-time adjustment to its credit loss allowances as of the beginning of the fiscal year of adoption equal to the difference, if any, between the amount of credit loss allowances under the previous methodology and the amount required under CECL. For a banking organization, implementation of CECL may reduce retained earnings, and affect other items, in a manner that reduces its regulatory capital. The Company recorded a one-time adjustment to its allowance for credit losses of $42,000 with the adoption of CECL.

The federal banking regulators (the Federal Reserve, the OCC and the FDIC) have adopted a rule that gives a banking organization the option to phase in over a three-year period the day-one adverse effects of CECL on its regulatory capital. The Company elected this option.

Prompt Corrective Action. Federal statutes establish a supervisory framework for FDIC-insured institutions based on five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. An institution's category generally depends upon where its capital levels are in relation to relevant capital measures, which include risk-based capital measures, a leverage ratio capital measure, and certain other factors. An institution that is not well capitalized is subject to certain restrictions on brokered deposits, including restrictions on the rates it can offer on its deposits generally. Any institution which is neither well capitalized nor adequately capitalized is considered under- capitalized. The previously referenced final rule establishing an elective "community bank leverage ratio" regulatory capital framework provides that a qualifying institution whose capital exceeds the CBLR and opts to use that framework will be considered "well capitalized" for purposes of prompt corrective action.

Undercapitalized institutions are subject to certain prompt corrective action requirements, regulatory controls and restrictions which become more extensive as an institution becomes more severely undercapitalized. Failure by the Bank to comply with applicable capital requirements would, if unremedied, result in progressively more severe restrictions on its activities and lead to enforcement actions, including, but not limited to, the issuance of a capital directive to ensure the maintenance of required capital levels and, ultimately, the appointment of the FDIC as receiver or conservator. Banking regulators will take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. Additionally, approval of any regulatory application filed for their review may be dependent on compliance with capital requirements.

Federal Home Loan Bank System. The Bank is a member of the FHLB, which is one of 11 regional Federal Home Loan Banks that administer the home financing credit function of savings institutions, each of which serves as a reserve or central bank for its members within its assigned region. The FHLB is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. Loans or advances are made to members in accordance with policies and procedures established by the Board of Directors of the FHLB, which are subject to the oversight of the Federal Housing Finance Agency. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing. See Business – "Deposit Activities and Other Sources of

Funds – Borrowings." As a member, the Bank is required to purchase and maintain stock in the FHLB. At March 31, 2024, the Bank held $4.9 million in FHLB stock, which is comprised of $953,000 of membership stock and $4.0 million of activity stock from borrowing activities. At March 31, 2024, the Bank is in compliance with FHLB stock requirements. During the fiscal year ended March 31, 2024, the Bank redeemed $964,000 of FHLB membership stock at par due to the decrease in the Bank's consolidated assets at December 31, 2023 as compared to December 31, 2022 along with a reduction of capital stock requirement percentage from 0.12% to 0.06% of the Bank's consolidated assets.

The FHLB continues to contribute to low- and moderately-priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in the value of the Bank's FHLB stock may result in a decrease in net income and possibly capital.

Insurance of Accounts and Regulation by the FDIC. The Bank's deposits are insured up to $250,000 per separately insured deposit ownership right or category by the Deposit Insurance Fund ("DIF") of the FDIC. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. The FDIC assesses deposit insurance premiums quarterly on each FDIC-insured institution applied to its deposit base, which is their average consolidated total assets minus its Tier 1 capital. No institution may pay a dividend if it is in default on its federal deposit insurance assessment. Total base assessment rates currently range from 2.5 to 32 basis points subject to certain adjustments for institutions considered a "Small Bank" like the Bank.

Extraordinary growth in insured deposits during the first and second quarters of 2020 caused the DIF reserve ratio to decline below the statutory minimum of 1.35 percent as of June 30, 2020. In September 2020, the FDIC Board of Directors adopted a Restoration Plan to restore the reserve ratio to at least 1.35 percent within eight years, absent extraordinary circumstances, as required by the Federal Deposit Insurance Act. The Restoration Plan maintained the assessment rate schedules in place at the time and required the FDIC to update its analysis and projections for the deposit insurance fund balance and reserve ratio at least semiannually. In the semiannual update for the Restoration Plan in June 2022, the FDIC projected that the reserve ratio was at risk of not reaching the statutory minimum of 1.35 percent by September 30, 2028, the statutory deadline to restore the reserve ratio. Based on this update, the FDIC Board approved an Amended Restoration Plan, and concurrently proposed an increase in initial base deposit insurance assessment rate schedules uniformly by two basis points, applicable to all insured depository institutions. In October 2022, the FDIC Board finalized the increase with an effective date of January 1, 2023, applicable to the first quarterly assessment period of 2023. The revised assessment rate schedules are intended to increase the likelihood that the reserve ratio of the DIF reaches the statutory minimum level of 1.35 percent by September 30, 2028. Revised assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds two percent, absent further action by the FDIC Board. A significant increase in insurance premiums or a special assessment levied by the FDIC could likely have an adverse effect on the operating expenses and results of operations of the Bank. There can be no prediction as to what changes in insurance assessment rates may be made in the future. For the fiscal year ended March 31, 2024, the Bank's FDIC deposit insurance premiums totaled $708,000.

The FDIC also may prohibit any insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the DIF. The FDIC also has the authority to take enforcement actions against banks and savings associations. Management is not aware of any existing circumstances which would result in termination of the Bank's deposit insurance.

Activities and Investments of Insured State-Chartered Financial Institutions. Federal law generally limits the activities and equity investments of FDIC-insured, state-chartered banks to those that are permissible for national banks. An insured state bank is not prohibited from, among other things, (1) acquiring or retaining a majority interest in a subsidiary, (2) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank's total assets, (3) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors', trustees' and officers' liability insurance coverage or bankers' blanket bond group insurance coverage for insured depository institutions and (4) acquiring or retaining the voting shares of a depository institution owned by another FDIC-insured institution if certain requirements are met.

Washington State has enacted a law regarding financial institution parity. Primarily, the law affords Washington state-chartered commercial banks the same powers as Washington state-chartered savings banks and provides that Washington state-chartered commercial banks may exercise any of the powers that the Federal Reserve has determined to be closely related to the business of banking and the powers of national banks, subject to the approval of the Director of the WDFI in certain situations. Finally, the law provides additional flexibility for Washington state-chartered commercial and savings banks with respect to interest rates on loans and other extensions of credit. Specifically, they may charge the maximum interest rate allowable for loans and other extensions of credit by federally-chartered financial institutions to Washington residents.

Transactions with Affiliates. Riverview and the Bank are separate and distinct legal entities. The Bank is an affiliate of Riverview and any non-bank subsidiary of Riverview, federal laws strictly limit the ability of banks to engage in certain transactions with their affiliates. Transactions deemed to be a "covered transaction" under Section 23A of the Federal Reserve Act between a bank and an affiliate are limited to 10% of a bank's capital and surplus and, with respect to all affiliates, to an aggregate of 20% of a bank's capital and surplus. Further, covered transactions that are loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also requires that covered transactions and certain other transactions listed in Section 23B of the Federal Reserve Act between a bank and its affiliates be on terms as favorable to a bank as transactions with non-affiliates.

Community Reinvestment Act. The Bank is subject to the provisions of the Community Reinvestment Act of 1977 ("CRA"), which require the appropriate federal bank regulatory agency to assess a bank's performance under the CRA in meeting the credit needs of the community serviced by the Bank, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the Bank's record is made available to the public. Further, a bank's CRA performance must be considered in connection with a bank's application, to among other things, establish a new branch office that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. An unsatisfactory rating may be the basis for denial of certain applications. The Bank received a "satisfactory" rating during its most recent CRA examination.

On October 24, 2023, the FDIC and other federal banking agencies issued a final rule to strengthen and modernize the CRA regulations. The changes are designed to encourage banks to expand access to credit, investment, and banking services in low- and moderate-income communities, adapt to changes in the banking industry, including mobile and internet banking, provide greater clarity and consistency in the application of the CRA regulations and tailor CRA evaluations and data collection to bank size and type. The final rule establishes a revised regulatory framework for the CRA that, like the current framework, is based on bank asset size and business model. Under the final rule, banks (such as the Bank) with assets of at least $600 million as of December 31 in both of the prior two calendar years and less than $2 billion as of December 31 in either of the prior two calendar years will be an "intermediate bank." Intermediate banks will be evaluated under the new Retail Lending Test, and either the current rule's community development test or, at the Bank's option, the new Community Development Financing Test. The applicability date for the majority of the provisions in the CRA regulations is January 1, 2026, and additional requirements will be applicable on January 1, 2027.

Dividends. The amount of dividends payable by the Bank to Riverview depends upon the Bank's earnings and capital position, and is limited by federal and state laws, regulations and policies. Under Washington law, the Bank may not declare or pay a cash dividend on its capital stock if it would cause its net worth to be reduced below (1) the amount required for liquidation accounts or (2) the net worth requirements, if any, imposed by the Director of the WDFI. In addition, dividends may not be declared or paid if the Bank is in default in payment of any assessments due to the FDIC. Dividends on the Bank's capital stock may not be paid in an aggregate amount greater than the aggregate retained earnings of the Bank, without the approval of the Director of the WDFI.

The amount of dividends actually paid during any one period is affected by the Bank's policy of maintaining a strong capital position. Federal law further restricts dividends payable by an institution that does not meet the capital conservation buffer requirement and provides that no insured depository institution may pay a cash dividend if it would cause the institution to be "undercapitalized," as defined in the prompt corrective action regulations. Moreover, the federal bank regulatory agencies also have the general authority to limit the dividends paid by insured banks if such payments are deemed to constitute an unsafe and unsound practice.

Standards for Safety and Soundness. Each federal banking agency, including the FDIC, has adopted guidelines establishing general standards relating to internal controls, information and internal audit systems; loan documentation; credit underwriting; interest rate risk exposure; asset growth; asset quality; earnings; and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder. If the FDIC determines that an institution fails to meet any of these guidelines, it may require an institution to submit to the FDIC an acceptable plan to achieve compliance. Management of the Bank is not aware of any conditions relating to these safety and soundness standards which would require submission of a plan of compliance.

Federal Reserve System. The Federal Reserve requires all depository institutions to maintain reserves at specified levels against their transaction accounts, primarily checking accounts. At March 31, 2024, the Bank was not required to maintain any reserve balances.

The Bank is authorized to borrow from the Federal Reserve Bank of San Francisco's "discount window." An eligible institution need not exhaust other sources of funds before going to the discount window, nor are there restrictions on the purposes for which the institution can use primary credit. At March 31, 2024, the Bank had no outstanding borrowings from the Federal Reserve.

Commercial Real Estate Lending Concentrations. The federal banking agencies have issued guidance on sound risk management practices for concentrations in commercial real estate lending. The particular focus is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be sensitive to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is not to limit a bank's commercial real estate lending but to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance directs the FDIC and other federal bank regulatory agencies to focus their supervisory resources on institutions that may have significant commercial real estate loan concentration risk. A bank that has experienced rapid growth in commercial real estate lending, has notable exposure to a specific type of commercial real estate loan, or is approaching or exceeding the following supervisory criteria may be identified for further supervisory analysis with respect to real estate concentration risk:

- Total reported loans for construction, land development and other land represent 100% or more of the bank's capital; or
- Total commercial real estate loans (as defined in the guidance) represent 300% or more of the bank's total capital or the outstanding balance of the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months.

The guidance provides that the strength of an institution's lending and risk management practices with respect to such concentrations will be taken into account in supervisory guidance on evaluation of capital adequacy.

Environmental Issues Associated with Real Estate Lending. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), is a federal statute that generally imposes strict liability on all prior and present "owners and operators" of sites containing hazardous waste. However, Congress acted to protect secured creditors by providing that the term "owner and operator" excludes a person whose ownership is limited to protecting its security interest in the site. Since the enactment of the CERCLA, this "secured creditor exemption" has been the subject of judicial interpretations which have left open the possibility that lenders could be liable for cleanup costs on contaminated property that they hold as collateral for a loan. To the extent that legal uncertainty exists in this area, all creditors, including the Bank, that have made loans secured by properties with potentially hazardous waste contamination (such as petroleum contamination) could be subject to liability for cleanup costs, which could substantially exceed the value of the collateral property.

Anti-Money Laundering and Customer Identification. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act") was signed into law on October 26, 2001. The USA PATRIOT Act and the Bank Secrecy Act requires financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts, and, effective in 2018, the beneficial owners of accounts. Bank regulators are directed to consider a holding company's effectiveness in combating money laundering when ruling on Bank Holding Company Act and Bank Merger Act applications.

Privacy Standards and Cybersecurity. The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 modernized the financial services industry by establishing a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers. Federal banking agencies, including the FDIC, have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services.

These regulations require the Bank to disclose its privacy policy, including informing consumers of its information sharing practices and informing consumers of their rights to opt out of certain practices. In addition, Washington State and other federal and state cybersecurity and data privacy laws and regulations may expose the Bank to risk and result in certain risk management costs. In addition, on November 18, 2021, the federal banking agencies announced the adoption of a final rule providing for new notification requirements for banking organizations and their service providers for significant cybersecurity incidents. Specifically, the new rule requires a banking organization to notify its primary federal regulator as soon as possible, and no later than 36 hours after, the banking organization determines that a "computer-security incident" rising to the level of a "notification incident" has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. Service providers are required under the rule to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect the banking organization's customers for four or more hours. Compliance with the new rule was required by May 1, 2022. Non-compliance with federal or similar state privacy and cybersecurity laws and regulations could lead to substantial regulatory imposed fines and penalties, damages from private causes of action and/or reputational harm.

In July 2023, the SEC adopted rules requiring registrants to disclose material cybersecurity incidents they experience and to disclose on an annual basis material information regarding their cybersecurity risk management, strategy, and governance. The new rules require registrants to disclose on Form 8-K any cybersecurity incident they determine to be material and to describe the material aspects of the incident's nature, scope, and timing, as well as its material impact or reasonably likely material impact on the registrant.

Other Consumer Protection Laws and Regulations. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") established the Consumer Financial Protection Bureau ("CFPB") and empowered it to exercise broad regulatory, supervisory and enforcement authority with respect to both new and existing consumer financial protection laws. The Bank is subject to consumer protection regulations issued by the CFPB, but as a financial institution with assets of less than $10 billion, the Bank is generally subject to supervision and enforcement by the FDIC with respect to its compliance with federal consumer financial protection laws and CFPB regulations.

The Bank is subject to a broad array of federal and state consumer protection laws and regulations that govern almost every aspect of its business relationships with consumers. While not exhaustive, these laws and regulations include the Truth-in-Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Right to Financial Privacy Act, the Home Ownership and Equity Protection Act, the Consumer Leasing Act, the Fair Credit Billing Act, the Homeowners Protection Act, the Check Clearing for the 21st Century Act, laws governing flood insurance, laws governing consumer protections in connection with the sale of insurance, federal and state laws prohibiting unfair and deceptive business practices and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans and providing other services. Failure to comply with these laws and regulations can subject the Bank to various penalties, including but not limited to, enforcement actions, injunctions, fines, civil liability, criminal penalties, punitive damages and the loss of certain contractual rights.

Regulation and Supervision of Riverview Bancorp, Inc.

General. Riverview as sole shareholder of the Bank, is a bank holding company registered with the Federal Reserve. Bank holding companies are subject to comprehensive regulation by the Federal Reserve under the Bank Holding Company Act of 1956, as amended ("BHCA"), and the regulations of the Federal Reserve. Accordingly, Riverview is required to file semi-annual reports with the Federal Reserve and provide additional information as the Federal Reserve may require. The Federal Reserve may examine Riverview, and any of its subsidiaries, and charge Riverview for the cost of the examination. The Federal Reserve also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. Riverview, as a public company, is also required to file certain reports and otherwise comply with the rules and regulations of the SEC. See "Federal Securities Laws" below.

The Bank Holding Company Act. Under the BHCA, Riverview is supervised by the Federal Reserve. The Federal Reserve has a policy that a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary bank and may not conduct its operations in an unsafe or unsound manner. In addition, the Dodd-Frank Act and earlier Federal Reserve policy provide that a bank holding company should serve as a source of strength to its subsidiary bank by having the ability to provide financial assistance to its subsidiary bank during periods of financial distress to the bank. A bank holding company's failure to meet its obligation to serve as a source of strength to its subsidiary bank will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve's regulations or both. No regulations have yet been proposed by the Federal Reserve to implement the source of strength provisions required by the Dodd-Frank Act. Riverview and any subsidiaries that it may control are considered "affiliates" within the meaning of the Federal Reserve Act, and transactions between the Bank and affiliates are subject to numerous restrictions. With some exceptions, Riverview and its subsidiaries are prohibited from tying the provision of various services, such as extensions of credit, to other services offered by Riverview or by its affiliates.

Acquisitions. The BHCA prohibits a bank holding company, with certain exceptions, from acquiring ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company and from engaging in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. Under the BHCA, the Federal Reserve may approve the ownership of shares by a bank holding company in any company, the activities of which the Federal Reserve has determined to be so closely related to the business of banking or managing or controlling banks as to be a proper incident thereto. These activities include: operating a savings institution, mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; underwriting and acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, non-operating basis; selling money orders, travelers' checks and U.S. Savings Bonds; real estate and personal property appraising; providing tax planning and preparation services; and, subject to certain limitations, providing securities brokerage services for customers. The Federal Reserve must approve the acquisition (or acquisition of control) of a bank or other FDIC-insured depository institution by a bank holding company, and the appropriate federal banking regulator must approve a bank's acquisition (or acquisition of control) of another bank or other FDIC-insured institution.

Acquisition of Control of a Bank Holding Company. Under federal law, a notice or application must be submitted to the appropriate federal banking regulator if any person (including a company), or group acting in concert, seeks to acquire "control" of a bank holding company. An acquisition of control can occur upon the acquisition of 10% or more of the voting stock of a bank holding company or as otherwise defined by federal regulations. In considering such a notice or application, the Federal Reserve takes into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control becomes subject to regulation as a bank holding company. Depending on circumstances, a notice or application may be required to be filed with appropriate state banking regulators and may be subject to their approval or non-objection.

Regulatory Capital Requirements. As discussed above, pursuant to the "Small Bank Holding Company" exception, effective August 30, 2018, bank holding companies with less than $3 billion in consolidated assets were generally no longer subject to the Federal Reserve's capital regulations, which are generally the same as the capital regulations applicable to the Bank. At the time of this change, Riverview was considered "well capitalized" as defined for a bank holding company with a total risk-based capital ratio of 10.0% or more and a Tier 1 risk-based capital ratio of 8.0% or more, and was not subject to an individualized order, directive or agreement under which the Federal Reserve requires it to maintain a specific capital level.

Restrictions on Dividends. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies which expresses its view that a bank holding company must maintain an adequate capital position and generally should not pay cash dividends unless the company's net income for the past year is sufficient to fully fund the cash dividends and that the prospective rate of earnings appears consistent with the company's capital needs, asset quality, and overall financial condition. The Federal Reserve policy statement also indicates that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Under Washington corporate law, Riverview generally may not pay dividends if after that payment it would not be able to pay its liabilities as they become due in the usual course of business, or its total assets would be less than its total liabilities. The capital conservation buffer requirement may also limit or preclude dividends payable by the Company. For additional information, see Item 1.A. "Risk Factors – Risks Related to Regulatory and Compliance Matters – Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions and limit our ability to get regulatory approval of acquisitions" in this report.

Stock Repurchases. A bank holding company, except for certain "well-capitalized" and highly rated bank holding companies, is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding twelve months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order or any condition imposed by, or written agreement with, the Federal Reserve.

Federal Securities Laws. Riverview's common stock is registered with the SEC under Section 12(b) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Company is subject to information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

Item 1A. Risk Factors

An investment in our common stock is subject to risks inherent in our business. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all the other information included in this report. In addition to the risks and uncertainties described below, *other* risks and uncertainties not currently known to us or that we currently deem to be immaterial may materially and adversely affect our business, financial condition and results of operations. The value or market price of our common stock could decline due to any of these identified or other risks, and you could lose all or part of your investment. The risks below also include forward-looking statements. This report is qualified in its entirety by these risk factors.

<u>**Risks Related to Macroeconomic Conditions**</u>

Our business may be adversely affected by downturns in the national and the regional economies on which we depend.

Substantially all of our loans are to businesses and individuals in the states of Washington and Oregon. A decline in the economies of the seven counties in which we operate, including the Portland, Oregon metropolitan area, which we consider to be our primary market area, could have a materially adverse effect on our business, financial condition, results of operations and prospects. Weakness in the global economy and global supply chain issues have adversely affected many businesses operating in our markets that are dependent upon international trade. Changes in agreements or relationships between the U.S. and other countries may also affect these businesses and, by extension, our operations.

A downturn in economic conditions in the market areas we serve be it due to inflation, recessive trends, geopolitical conflicts, adverse weather, or other factors, could have a material adverse impact on our business, financial condition, liquidity and results of operations, including but not limited to:

- Elevated instances of loan delinquencies, problematic assets, and foreclosures
- An increase in our ACL for loans
- Reduced demand for our products and services, potentially leading to a decline in our overall loans or assets.
- Depreciation in collateral values linked to our loans, thereby diminishing borrowing capacities and asset values tied to existing loans.
- Reduced net worth and liquidity of loan guarantors, possibly impairing their ability to meet commitments to us
- Reductions in our low-cost or noninterest-bearing deposits.

. A decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse. Many of the loans in our portfolio are secured by real estate.

Any deterioration in the real estate markets associated with the collateral securing mortgage loans could significantly impact borrowers' repayment capabilities and the value of collateral. Real estate values are affected by various factors, including changes in economic conditions, regulatory changes, and natural disasters such as earthquakes, flooding and tornadoes. If we are required to liquidate a significant amount of collateral during a period of reduced real estate values, our financial condition and profitability could be adversely affected.

External economic factors, such as changes in monetary policy and inflation and deflation, may have an adverse effect on our business, financial condition and results of operations.

Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. Actions by monetary and fiscal authorities, including the Federal Reserve, could lead to inflation, deflation, or other economic phenomena that could adversely affect our financial performance. Inflation has risen sharply since the end of 2021 and throughout 2022 at levels not seen for over 40 years. Inflationary pressures, while easing recently, still remain elevated. Small to medium-sized businesses may be impacted more during periods of high inflation as they are not able to leverage economics of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of our business clients to repay their loans may deteriorate quickly, which would adversely impact our results of operations and financial condition. Furthermore, a prolonged period of inflation could cause wages and other costs to the Company to increase, which could adversely affect our results of operations and financial condition. Virtually all our assets and liabilities are monetary in nature. As a result, interest rates tend to have a more significant impact on our performance than general levels of inflation or deflation. Interest rates do not necessarily move in the same direction or by the same magnitude as the prices of goods and services.

Risks Related to our Lending Activities

Our real estate construction loans are based upon estimates of costs and the value of the completed project, and as with land loans may be more difficult to liquidate, if necessary.

We make construction and land loans primarily to builders to finance the construction of single and multifamily homes, subdivisions, as well as commercial properties. We originate these loans regardless of whether the property used as collateral in under a sales contract. At March 31, 2024, real estate construction and land loans totaled $42.2 million, or 4.13% of our total loan portfolio, and were comprised of $16.2 million of speculative and presold construction loans, $5.7 million of land loans and $20.4 million of commercial/multi-family construction loans.

In general, construction and land lending involve additional risks when compared with other lending because of the inherent difficulty in estimating a property's value both before and at completion of the project, as well as the estimated cost of the project and the time needed to sell the property at completion. Construction costs may exceed original estimates as a result of increased materials, labor or other costs. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. Changes in the demand, such as for new housing and higher than anticipated building costs may cause actual results to vary significantly from those estimated. For these reasons, this type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. A downturn in housing, or the real estate market, could increase loan delinquencies, defaults and foreclosures, and significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. Some of our builders have more than one loan outstanding with us and also have residential mortgage loans for rental properties with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss.

Construction loans often involve the disbursement of funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. Moreover, during the term of most of our construction loans, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. If our appraisal of the value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. Because construction loans require active monitoring of the building process, including cost comparisons and on-site inspections, these loans are more difficult and costly to monitor.

Increases in market rates of interest also may have a more pronounced effect on construction loans by rapidly increasing the end-purchasers' borrowing costs, thereby reducing the overall demand for the project. Properties under construction are often difficult to sell and typically must be completed in order to be successfully sold which also complicates the process of working out problem construction loans. This may require us to advance additional funds and/or contract with another builder to complete construction. Furthermore, in the case of speculative construction loans, there is the added risk associated with identifying an end-purchaser for the finished project.

Loans on land under development or raw land held for future construction, including lot loans made to individuals for the future construction of a residence also pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral. These risks can be significantly impacted by supply and demand conditions. As a result, this type of lending often involves the disbursement of substantial funds with repayment dependent on the success of the ultimate project and the ability of the borrower to develop, sell or lease the property, rather than the ability of the borrower or guarantor to independently repay principal and interest. There were no non-performing real estate construction and land loans at March 31, 2024. A material increase in non-performing real estate construction and land loans could have a material adverse effect on our financial condition and results of operation.

Commercial and multi-family real estate lending involves higher risks than real estate one-to-four family and other consumer lending, which exposes us to increased lending risks.

Our current business strategy includes an emphasis on commercial and multi-family real estate lending. This type of lending activity, while potentially more profitable than one-to-four family lending, is generally more sensitive to regional and local economic conditions, making loss levels more difficult to predict. Collateral evaluation and financial statement analysis in these types of loans requires a more detailed analysis at the time of loan underwriting and on an ongoing basis. At March 31, 2024, we had $654.3 million of commercial and multi-family real estate loans, representing 63.9% of our total loan portfolio.

Commercial and multi-family real estate loans typically involve higher principal amounts than other types of loans, and some commercial borrowers maintain multiple loans with us. Consequently, an adverse development in any single loan or credit relationship can significantly heighten our exposure to potential losses, far more than the impact of a similar development in a one-to-four family residential mortgage loan. The repayment of these loans relies on income generated from the property securing the loan. This income must sufficiently cover operational expenses and debt service. Economic fluctuations or shifts in local market conditions may adversely affect the property's income, posing potential repayment challenges. Moreover, a substantial portion of our commercial and multi-family real estate loans do not fully amortize and include substantial balloon payments upon maturity. These balloon payments may require the borrower to either sell or refinance the property, potentially heightening the risk of default on non-payment. In the event of a foreclosure on a commercial or multi-family real estate loan, our holding period for the collateral tends to be more extended compared to one-to-four family residential loans. This elongated holding period results from a limited pool of potential purchasers for the collateral.

In recent years financial institutions have witnessed substantial growth in commercial real estate markets, compounded by intensified competitive pressures that have led to historically low capitalization rates and surging property valuations. The economic disruption spurred by the COVID-19 pandemic has particularly affected commercial real estate markets. Additionally, the pandemic has accelerated the adoption of remote work options, potentially influencing the long-term performance of certain office properties within our commercial real estate portfolio. Moreover, the federal banking regulatory agencies have raised concerns about vulnerabilities within the current commercial real estate market, recognizing the risks associated with these assets. Failures in our risk management policies, procedures, and controls could impede our ability to effectively manage this portfolio, potentially leading to increased delinquencies and higher losses, thereby materially impacting our business, financial condition, and operational performance.

Our business may be adversely affected by credit risk associated with residential property and declining property values.

At March 31, 2024, $96.4 million, or 9.41% of our total loan portfolio, consisted of real estate one-to-four family loans and home equity loans. We primarily base our lending decisions on the borrower's repayment capacity and the collateral securing these loans, particularly with first-lien real estate one-to-four family loans. However, home equity lines of credit pose greater risks, especially those secured by a second mortgage, as the likelihood of full loan recovery in the event of default diminishes. Our ability to foreclose on such loans depends upon the property's value which must cover both the primary mortgage and foreclosure costs.

This type of lending is highly sensitive to regional and local economic conditions, making it challenging to predict potential losses. Economic downturns or fluctuations in the housing market could diminish property values, increasing the risk of losses if borrowers default. Loans with high combined loan -to value-ratios are particularly vulnerable to declining property values, leading to higher default rates and increased severity of losses. Moreover, if borrowers sell their homes, they may struggle to repay their loans in full from the proceeds. As a result, these loans may experience elevated rates of delinquencies, defaults and losses negatively impacting our financial condition and results of operations.

Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.

At March 31, 2024, commercial business loans totaled $229.4 million, or 22.4% of total loans. These loans are primarily extended based on the borrower's cash flow, with collateral provided by the borrower, serving as a secondary consideration. However, the predictability of the borrower's cash flow can vary, and the value of collateral securing these loans may fluctuate. Collateral for commercial business loans typically includes equipment, inventory, accounts receivable, or other business assets. For loans secured by accounts receivable, the availability of funds for repayment relies heavily on the borrower's ability to collect from its customers. Additionally, the value of other collateral, such as equipment, may depreciate over time, and could be challenging to appraise or liquidate, varying based on the nature of the business. Consequently, the availability of funds for loan repayment is significantly contingent on the success of the borrower's business, which is often influenced by broader economic conditions and, to a lesser extent, the value of provided collateral.

Our ACL for loans may prove insufficient to absorb losses in our loan portfolio. Future additions to our ACL, as well as charge-offs in excess of reserves, will reduce our earnings.

Lending money is a substantial part of our business and each loan carries risks, including that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

- The cash flow of the borrower or the project being financed.
- For a collateralized loan, uncertainties as to the future value of the collateral.
- The duration of the loan.
- The credit history of the borrower.
- Changes in economic and industry conditions.

To address these risks, we maintain an ACL for loans, which is established through a provision for credit losses on loans charged to expense, which we believe is appropriate to provide for lifetime expected credit losses in our loan portfolio. The appropriate level of the ACL for loans is determined by management through periodic reviews and consideration of several factors, including, but not limited to:

- Our collective loss reserve, for loans evaluated on a pool basis with similar risk characteristics based on our life of loan historical default and loss experience, certain macroeconomic factors, reasonable and supportable forecasts, regulatory requirements, management's expectations of future events and certain qualitative factors; and
- Our individual loss reserve, based on our evaluation of individual loans that do not share similar risk characteristics and the present value of the expected future cash flows or the fair value of the underlying collateral.

The determination of the appropriate level of the ACL inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. If our estimates are incorrect, the ACL for loans may not be sufficient to cover losses inherent in our loan portfolio, resulting in the need for increases in our ACL through the provision for credit losses on loans which is charged against income. Management also recognizes that significant new growth in loan portfolios, new loan products and the refinancing of existing loans can result in portfolios comprised of unseasoned loans that may not perform in a historical or projected manner and will increase the risk that our allowance may be insufficient to absorb losses without significant additional provisions. Deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may also require an increase in the ACL.

Bank regulatory agencies also periodically review our ACL and may require an increase in the provision for possible credit losses or the recognition of further loan charge-offs based on their judgment about information available to them at the time of their examination. If charge-offs in future periods exceed the ACL, we may need additional provisions to increase the ACL. Any increases in the ACL will result in a decrease in net income and may have a material adverse effect on our financial condition, results of operations, liquidity and capital.

<u>**Risks Related to Market and Interest Rate Changes**</u>

Changes in interest rates may reduce our net interest income and may result in higher defaults in a rising rate environment.

Our earnings and cash flows are largely dependent upon our net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies, in particular, the Federal Reserve. Since March 2022, in response to inflation, the Federal Open Market Committee ("FOMC") of the Federal Reserve has increased the target range for the federal funds rate by 525 basis points, including 50 basis points during fiscal 2024, to a range of 5.25% to 5.50% as of March 31, 2024. As inflation eases, the FOMC has indicated rate decreases may be expected during 2024. However, if the FOMC further increases the targeted federal funds rate, overall interest rates will likely continue to rise, which will negatively impact our net interest income and may negatively impact both the housing market by reducing refinancing activity and new home purchases, and the U.S. economy.

We principally manage interest rate risk by managing our volume and mix of our earning assets and funding liabilities. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected.

Changes in interest rates could also have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations or by reducing our margins and profitability. Our net interest margin is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest margin and, as a result, our net interest income. Although the yields we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets. Also, interest rate decreases can lead to increased prepayments of loans and mortgage-backed securities as borrowers refinance their loans to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk as we may have to redeploy such repayment proceeds into lower yielding investments, which would likely hurt our income.

A sustained increase in market interest rates could adversely affect our earnings. A significant portion of our loans have fixed interest rates and longer terms than our deposits and borrowings. As is the case with many financial institutions, we attempt to increase our proportion of deposits that are non-interest bearing or pay a relatively low rate of interest. However, attracting such deposits has been challenging with the current interest rate environment. At March 31, 2024, we had $349.1 million in non-interest bearing demand deposits and $179.2 million in certificates of deposit that mature within one year. We would incur a higher cost of funds to retain these deposits in a rising interest rate environment. Our net interest income could be adversely affected if the rates we pay on deposits and borrowings increase more rapidly than the rates we earn on loans and other investments. In addition, a substantial amount of our home equity lines of credit have adjustable interest rates. As a result, these loans may experience a higher rate of default in a rising interest rate environment.

Changes in interest rates also affect the value of our securities portfolio. Generally, the fair value of fixed-rate securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on securities available for sale are reported as a separate component of stockholders' equity, net of tax. Decreases in the fair value of securities available for sale resulting from increases in interest rates could have an adverse effect on stockholders' equity. At March 31, 2024, we recorded an $16.1 million accumulated other comprehensive loss, which is reflected as a reduction to stockholders' equity.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our consolidated balance sheet or projected operating results. See Item 7A., "Quantitative and Qualitative Disclosures About Market Risk," of this Form 10-K.

We may incur losses on our securities portfolio as a result of changes in interest rates.

The fair value of our investment securities is susceptible to significant shifts due to factors beyond our control, potentially leading to adverse changes in their valuation. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or adverse events related to the underlying securities, capital market instability, and, as previously mentioned, fluctuations in market interest rates. Any of these factors, among others, could cause the fair value of these securities to be lower than the amortized cost basis resulting in a credit loss, which could have a material effect on our business, financial condition and results of operations. We are required to maintain sufficient liquidity to ensure a safe and sound operation, potentially requiring us to sell securities at a loss if our liquidity position falls below desirable level and all alternative sources of liquidity are exhausted. In an environment where other market participants are also liquidating securities, our loss could be materially higher than expected, significantly adversely impacting liquidity and capital levels.

Revenue from broker loan fees is sensitive to changes in economic conditions, decreased economic activity, a slowdown in the housing market, higher interest rates or new legislation which may adversely impact our financial condition and results of operations.

Our mortgage brokerage operations contribute additional non-interest income. The Company employs commissioned brokers who originate mortgage loans (including construction loans) for various mortgage companies. These loans are closed and funded by the purchasing mortgage company and are not considered assets of the Company. Instead, the Company receives a fee typically ranging from 1.5% to 2.0% of the loan amount, which is shared with the commissioned broker.

The prevailing interest rate environment significantly influences both the volume of loans and the fees generated through our mortgage brokerage activity. Generally, during periods of rising interest rates, the volume of loans and the amount of brokered loan fees included in non-interest income decrease as a result of slower mortgage loan demand. Conversely, during periods of falling interest rates, the volume of loans and the amount of brokered loan fees generally increase as a result of the increased mortgage loan demand.

A general decline in economic conditions may adversely affect the fees generated by our asset management company.

Should our asset management clients and their assets be adversely impacted by unfavorable economic and stock market conditions, they may choose to withdraw their managed assets, or the value of these assets managed by us may decline. Since our asset management revenues are directly linked to the value of the assets we manage, any withdrawal of assets or reduction in their value would adversely affect the revenues generated by the Trust Company.

Risks Related to Regulatory, Legal and Compliance Matters

The continued focus on increasing our commercial real estate loan portfolio may subject us to additional regulatory scrutiny.

The FDIC, the Federal Reserve and the OCC have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under this guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors (i) total reported loans for construction, land development, and other land represent 100% or more of total capital, or (ii) total reported loans secured by multi-family and non-farm residential properties, loans for construction, land development and other land, and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300% or more of total capital. Based on these criteria, the Bank has a concentration in commercial real estate lending as total loans for multifamily, non-farm/non-residential, construction, land development and other land represented 314% of total risk-based capital at March 31, 2024. The particular focus of the guidance is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be at greater risk to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance states that management should employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. While we believe we have implemented policies and procedures with respect to our commercial real estate loan portfolio consistent with this guidance, bank regulators could require us to implement additional policies and procedures consistent with their interpretation of the guidance that may result in additional costs to us.

We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations.

The financial services industry is extensively regulated. Federal and state banking regulations are designed primarily to protect the deposit insurance funds and consumers, not to benefit a company's shareholders. These regulations may sometimes impose significant limitations on operations. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's ACL. These bank regulators also have the ability to impose conditions in the approval of merger and acquisition transactions.

These regulations, along with the currently existing tax, accounting, securities, insurance, and monetary laws, regulations, rules, standards, policies, and interpretations control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies, and interpretations are constantly evolving and may change significantly over time. Any new regulations or legislation, change in existing regulations or oversight, whether a change in regulatory policy or a change in a regulator's interpretation of a law or regulation, may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition and results of operations. Additionally, actions by regulatory agencies or significant litigation against us may lead to penalties that materially affect us. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent registered public accounting firm. These accounting changes could materially impact, potentially even retroactively, how we report our financial condition and results of our operations as could our interpretation of those changes.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions and limit our ability to get regulatory approval of acquisitions.

The USA PATRIOT Act and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. Failure to comply with these regulations could result in fines or sanctions and limit our ability to get regulatory approval of acquisitions. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that these policies and procedures will be effective in preventing violations of these laws and regulations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a materially adverse effect on our business, financial condition, results of operations and growth prospects.

If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be materially adversely affected.

Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing shareholder value. We have established processes and procedures intended to identify, measure, monitor, report, analyze and control the types of risk to which we are subject. These risks include, among others, liquidity, credit, market, interest rate, operational, legal and compliance, and reputational risk. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. We also maintain a compliance program to identify, measure, assess, and report on our adherence to applicable laws, policies and procedures. While we assess and improve these programs on an ongoing basis, there can be no assurance that our risk management or compliance programs, along with other related controls, will effectively mitigate risk under all circumstances, or that it will adequately mitigate any risk or loss to us. However, as with any risk management framework, there are inherent limitations to our risk management strategies as they may exist, or develop in the future, including risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we could suffer unexpected losses and our business, financial condition, results of operations or growth prospects could be materially adversely affected. We may also be subject to potentially adverse regulatory consequences.

Climate change and related legislative and regulatory initiatives may materially affect the Company's business and results of operations.

Climate change continues to be a pressing concern, prompting heightened awareness and action on a global scale. Efforts include international agreements such as the Paris Agreement, with the United States rejoining, and ongoing initiatives at various governmental levels to address climate-related issues. Under the current administration, additional measures are anticipated, potentially impacting banks' risk management practices, stress testing, credit portfolio concentrations, and investment strategies. The lack of empirical data makes it challenging to predict the precise financial impact of climate change, though its physical effects such as more frequent weather disasters, could directly affect our real estate collateral and loan portfolios. Inadequate insurance coverage for borrowers may compound these risks, impacting our financial condition. Furthermore, climate change's broader economic effects could adversely affect our customers and the communities we serve, potentially impacting our financial performance.

On March 6, 2024, the SEC implemented new climate-related disclosure rules for U.S. public companies and foreign private issuers. These rules introduce extensive disclosure requirements, increasing reporting costs, risks, and complexity. Challenges include short compliance timelines, interpretive issues, legal liabilities, and global regulatory overlaps. Lawsuits contesting these rules add further uncertainty. However, on March 15, 2024, the U.S. Court of Appeals for the Fifth Circuit granted an administrative stay, temporarily halting the implementation of the SEC's climate rules.

Risks Related to Cybersecurity, Data and Fraud

We are subject to certain risks in connection with our use of technology.

Our security measures may not be sufficient to mitigate the risk of a cyber-attack. Communications and information systems are essential to the conduct of our business, as we use such systems to manage our customer relationships, our general ledger and virtually all other aspects of our business. Our operations rely on the secure processing, storage, and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, the security of our computer systems, software, and networks may be vulnerable to breaches, fraudulent or unauthorized access, denial or degradation of service attacks, misuse, computer viruses, malware or other malicious code and cyber-attacks that could have a security impact. If one or more of these events occur, this could jeopardize our or our customers' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations or the operations of our customers or counterparties. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us. We could also suffer significant reputational damage.

Additionally, as our cardholders use debit and credit cards for transactions with third parties or through third-party processing services, we face additional risks from data breaches in their system or payment processors. Such breaches could expose our account information, leading to liabilities for fraudulent transactions, fines, and higher transaction fees. Breaches may also erode customer trust, prompting shifts in payment methods and potential changes to our payment systems, which could incur higher costs.

Despite ongoing efforts to enhance our information technology systems and provide employee awareness training, cyber threats remain pervasive, particularly in the financial services industry. We must continuously monitor and fortify our networks and infrastructure to prevent, detect, and address unauthorized access, misuses, computer viruses, and other security risks. While we have not experienced significant breaches, some of our clients may have been affected by third-party breaches, potentially increasing their risks of identity theft and fraud involving their accounts with us.

Security breaches in our internet banking activities could further expose us to possible liability and damage our reputation. Increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our clients and underlying transactions. Any compromise of our security could deter customers from using our internet banking services that involve the transmission of confidential information. Although we have developed and continue to invest in systems and processes that are designed to detect and prevent security breaches and cyber-attacks and periodically test our security, these precautions may not protect our systems from compromises or breaches of our security measures, and could result in losses to us or our clients, our loss of business and/or clients, damage to our reputation, the incurrence of additional expenses, disruption to our business, our inability to grow our online services or other businesses, additional regulatory scrutiny or penalties, or our exposure to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our security measures may not protect us from system failures or interruptions. While we have established policies and procedures to prevent or limit the impact of systems failures and interruptions, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. In addition, we outsource certain aspects of our data processing and other operational functions to certain third-party providers. While the Company selects third-party vendors carefully, it does not control their actions. If our third-party providers encounter difficulties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher transaction volumes, cyber-attacks and security breaches or if we otherwise have difficulty in communicating with them, our ability to adequately process and account for transactions could be affected, and our ability to deliver products and services to our customers and otherwise conduct our business operations could be adversely impacted. Replacing these third-party vendors could also entail significant delay and expense. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

We cannot assure you that such breaches, failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third parties on which we rely. We may not be insured against all types of losses as a result of third-party failures and insurance coverage may be inadequate to cover all losses resulting from breaches, system failures or other disruptions. If any of our third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to identify alternative sources of such services, and we cannot assure that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all. Further, the occurrence of any systems failure or interruption could damage our reputation and result in a loss of customers and business, could subject us to additional regulatory scrutiny, or could expose us to legal liability. Any of these occurrences could have a materially adverse effect on our financial condition and results of operations.

The board of directors oversees the risk management process, including the risk of cybersecurity, and engages with management on cybersecurity issues.

Our business may be adversely affected by an increasing prevalence of fraud and other financial crimes.

The Bank is susceptible to fraudulent activity that may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Nationally, reported incidents of fraud and other financial crimes have increased. We have also experienced losses due to apparent fraud and other financial crimes. While we have policies and procedures designed to prevent such losses, there can be no assurance that such losses will not occur.

Risks Related to Accounting Matters

The Company's reported financial results depend on management's selection of accounting methods and certain assumptions and estimates, which, if incorrect, could cause unexpected losses in the future.

The Company's accounting policies and methods are fundamental to how the Company records and reports its financial condition and results of operations. The Company's management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment regarding the most appropriate manner to report the Company's financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances, yet might result in the Company's reporting materially different results than would have been reported under a different alternative.

Certain accounting policies, most notably the ACL, are critical to presenting the Company's financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. For more information, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates" contained in this Form 10-K.

We may experience future goodwill impairment, which could reduce our earnings.

In accordance with GAAP, we record assets acquired and liabilities assumed in a business combination at their fair value with the excess of the purchase consideration over the net assets acquired resulting in the recognition of goodwill. As a result, acquisitions typically result in recording goodwill. We perform a goodwill evaluation at least annually to test for goodwill impairment.. Our test of goodwill for potential impairment is based on a qualitative assessment by management that takes into consideration macroeconomic conditions, industry and market conditions, cost or margin factors, financial performance and share price. Our evaluation of the fair value of goodwill involves a substantial amount of judgement. If our judgement was incorrect, or if events or circumstances change, and an impairment of goodwill was deemed to exist, we would be required to record a non-cash charge to earnings in our financial statements during the period in which such impairment is determined to exist. Any such charge could have a material adverse effect on our results of operations.

Risks Related to our Business and Industry General

We rely on other companies to provide key components of our business infrastructure.

We rely on numerous external vendors to provide us with products and services necessary to maintain our day-to-day operations. Accordingly, our operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements because of changes in the vendor's organizational structure, financial condition, support for existing products and services or strategic focus or for any other reason, could be disruptive to our operations, which in turn could have a material negative impact on our financial condition and results of operations.

We also could be adversely affected to the extent such an agreement is not renewed by the third-party vendor or is renewed on terms less favorable to us. Additionally, the bank regulatory agencies expect financial institutions to be responsible for all aspects of a vendor's performance, including aspects which a vendor delegates to third parties. Disruptions or failures in the physical infrastructure or operating systems that support our business and clients, or cyber-attacks or security breaches of the networks, systems or devices that our clients use to access our products and services could result in client attrition, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could materially adversely affect our results of operations or financial condition.

Ineffective liquidity management could adversely affect our financial results and condition.

Liquidity is essential to our business. We rely on a number of different sources in order to meet our potential liquidity demands. Our primary sources of liquidity are increases in deposit accounts, cash flows from loan payments and our securities portfolio. Borrowings also provide us with a source of funds to meet liquidity demands. An inability to raise funds through deposits, borrowings, the sale of loans or investment securities, or other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities or on terms which are acceptable to us could be impaired by factors that affect us specifically, or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the Washington or Oregon markets in which our loans are concentrated, negative operating results, or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry or deterioration in credit markets. Any decline in available funding in amounts adequate to finance our activities on acceptable terms could adversely impact our ability to originate loans, invest in securities, meet our expenses or fulfill obligations such as repaying our borrowings or meeting deposit withdraw demands, any of which could, in turn, have a material adverse effect on our business, financial condition and results of operations. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity" of this Form 10-K.

Additionally, collateralized public funds are bank deposits of state and local municipalities. These deposits are required to be secured by certain investment grade securities to ensure repayment, which on the one hand tends to reduce our contingent liquidity risk by making these funds somewhat less credit sensitive, but on the other hand reduces standby liquidity by restricting the potential liquidity of the pledged collateral. Although these funds historically have been a relatively stable source of funds for us, availability depends on the individual municipality's fiscal policies and cash flow needs.

Our branching strategy may cause our expenses to increase faster than revenues.

Since June 2020, we opened three new branches in Clark County, Washington and may open additional branches in our market area in the future. The success of our branch expansion strategy is contingent upon numerous factors, including our ability to secure managerial resources, recruit and retain qualified personnel, and execute effective marketing strategies. However, the opening of new branches may not lead to an immediate or substantial increase in loan and deposit volumes as anticipated, and it will inevitably raise our operating expenses. Typically, de novo branches take three to four years to become profitable, and the projected timeline and costs for opening new branches may significantly differ from actual results. We may encounter challenges in managing the costs and implementation risks associated with our branching strategy. As a result, new branches may initially weigh on our earnings until they achieve certain economies of scale. Moreover, there is a risk that our new branches may not yield the desired success.

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be exceedingly high.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we cannot make assurances that we will be able to raise additional capital if needed on terms that are acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired and our financial condition and liquidity could be materially and adversely affected. In addition, any additional capital we obtain may dilute the interests of existing holders of our common stock. Further, if we are unable to raise additional capital when required by our bank regulators, we may be subject to adverse regulatory action.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance ("ESG") practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their ESG practices disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Increased ESG-related compliance costs could increase our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure.

Competition with other financial institutions could adversely affect our profitability.

Although we consider ourselves competitive in our market areas, we face intense competition in both making loans and attracting deposits. Price competition for loans and deposits might result in our earning less on our loans and paying more on our deposits, which reduces net interest income. Some of the institutions with which we compete have substantially greater resources than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability will depend upon our continued ability to compete successfully in our market areas.

Our ability to retain and recruit key management personnel and bankers is critical to the success of our business strategy and any failure to do so could impair our customer relationships and adversely affect our business and results of operations.

Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the community banking industry where the Bank conducts its business. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. Our ability to retain and grow our loans, deposits, and fee income depends upon the business generation capabilities, reputation, and relationship management skills of our lenders. If we were to lose the services of any of our bankers, including successful bankers employed by banks that we may acquire, to a new or existing competitor, or otherwise, we may not be able to retain valuable relationships and some of our customers could choose to use the services of a competitor instead of our services. In addition, our success has been and continues to be highly dependent upon the services of our directors, many of whom are at or nearing retirement age, and we may not be able to identify and attract suitable candidates to replace such directors.

We rely on dividends from the Bank for substantially all of our revenue at the holding company level.

Riverview is a separate legal entity from its subsidiaries and does not have significant operations of its own. The long-term ability of Riverview to pay dividends to its stockholders and debt payments is based primarily upon the ability of the Bank to make capital distributions to Riverview, and also on the availability of cash at the holding company level. The availability of dividends from the Bank is limited by the Bank's earnings and capital, as well as various statutes and regulations. In the event the Bank is unable to pay dividends to us, we may not be able to pay dividends on our common stock or make payments on our outstanding debt. Consequently, the inability to receive dividends from the Bank could adversely affect our financial condition, results of operations, and future prospects. Also, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Our cybersecurity risk management and strategy are integrated into our enterprise-wide risk management program, which leverages a "three lines of defense" model to manage risk within the organization. Such model incorporates 1) day-to-day/operational activities and controls that are managed at the business unit level; 2) identification, measurement and mitigation of inherent security risks via the use of internal control and cybersecurity maturity frameworks, operating policies, independent monitoring, risk management and compliance oversight; and 3) internal audit designed to provide objective and independent validation of the design and operating effectiveness of cybersecurity and information security controls. Technology risk (including cybersecurity and overall operational risk) is identified as a key risk area for the Company, and utilizes a combination of manual and automated methods as well as internal and external resources to monitor, measure and mitigate cybersecurity risks.

The ability to mitigate cybersecurity risks is dependent upon an effective risk assessment process that identifies, measures, controls, and monitors material risks stemming from cybersecurity threats. These threats include any potential unauthorized activities occurring through the Company's information systems that could adversely affect the confidentiality, integrity, or availability of the Company's information systems or the data contained therein. The Company's Information Security Program includes a comprehensive information security risk assessment process that incorporates the following elements:

- Identification of reasonably foreseeable internal and external threats that could result in unauthorized disclosure, misuse, alteration, or destruction of confidential information or information systems.

- Assessment of the likelihood and potential damage of these threats, taking into consideration the sensitivity of confidential information.

- Assessment of the sufficiency of policies, procedures, information systems, and other arrangements in place to control risks.

The risk assessment process is designed to identify assets requiring risk reduction strategies and includes an evaluation of the key factors applicable to the operation. The Company conducts a variety of information security assessments throughout the year, both internally and through third-party specialists.

In designing our Information Security Program, we refer to established industry frameworks - in particular, the Federal Financial Institutions Examination Council (FFIEC) and guidance and best practices from the National Institute of Standards and Technology (NIST). The FFIEC framework offers a set of guidelines to help financial institutions effectively manage and mitigate cybersecurity risks. The framework focuses on ensuring the confidentiality, integrity, and availability of sensitive information and systems. NIST is part of the U.S. Department of Commerce and among other initiatives, develops cybersecurity standards, guidelines, and other resources to meet the needs of U.S. industry, federal agencies and the broader public. Activities range from producing specific information that organizations can put into practice immediately to longer-term research that anticipates advances in technologies and future challenges. The Company utilizes these frameworks to assist with the design of our Information Security Program, including risk mitigation controls and processes. While we believe our information security program is well-designed and appropriate for our organization, the sophistication of cyber threats continues to increase and no matter how well designed or implemented the Company's controls are, it may not be able to anticipate all cyber security breaches, and it may not be able to implement effective preventive measures against such security breaches in a timely manner. For more information on how cybersecurity risk may affect the Company's business strategy, results of operations or financial condition, please refer to Item 1A. Risk Factors - Risks Related to Cybersecurity, Data and Fraud.

The Company uses a cross-functional approach to identify, prevent, and mitigate cybersecurity threats and incidents. We have adopted controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner. We have developed a formal cybersecurity incident response plan that summarizes the steps the Company will take to respond to a cybersecurity incident. The plan includes an Information Security Incident Response Team (ISIRT), which is responsible for addressing and coordinating all aspects of the Company's response to cybersecurity events. The ISIRT is supported by operating procedures and guidelines designed to outline the expectations and processes to be followed when responding to incidents of unauthorized access to confidential information maintained by the Company or its service providers. The ISIRT may consult legal counsel and other external experts in connection with their respective activities. An escalation process has been established for engaging other resources and appropriate reporting protocols at both the management and Board of Directors levels.

Governance

Our Board of Directors articulates the Company's attitude towards risk. Associated risk metrics are monitored quarterly by Management and reported to the Audit Committee of the Board and the Board of Directors. Management measures and reports inherent risk, mitigating controls, residual risk and emerging risk for various key risk categories, inclusive of cybersecurity and information security risks.

The Company's governance and oversight of cybersecurity risks are facilitated through our Information Security Program, which establishes administrative, technical, and physical safeguards designed to protect the confidential information and records of all the Bank's clients in accordance with FDIC regulations. Our Information Security Program, along with its associated policies and guidelines, takes into account FDIC and FFIEC regulations and guidance on sensitive information protection as well as information system security. It is tailored to align with the Company's risk assessment results, and the size, complexity, nature and scope of our activities.

We maintain relevant expertise within the Bank's management team to manage cybersecurity risks. In particular, the Board has appointed a Chief Information Security Officer. Together with the Risk and Audit Manager, they provide direction and oversight for information and cyber-security related activities across the Company—including existing and emerging initiatives, service provider arrangements, incident response, business continuity management, staff training, monitoring of key controls and adjusting the information security program in response to changes in operations and internal/external threats and vulnerabilities.

Our Information Security Management team, among other things, is responsible for conducting risk assessments, designing the Information Security Program to manage identified risks based on information sensitivity and the Company's operational complexity, overseeing service provider arrangements, establishing risk-based response programs for incidents of unauthorized access, providing staff training, conducting testing of key controls, systems, and procedures, and adjusting the program in response to changes in people, processes, technology, sensitive information, threats, and the business environment (e.g., mergers, acquisitions, alliances, joint ventures, or outsourcing arrangements).

The Board of Directors plays a crucial role, annually reviewing and approving our Information Security Program. The Board oversees efforts to develop, implement, and maintain an effective Information Security Program, including reviewing Management's reporting on program effectiveness. Additionally, the Board of Directors' Technology Committee considers information technology and cybersecurity expertise when assessing potential director candidates, to help ensure the Board of Directors has the capability to appropriately oversee Management's activities in these areas.

Item 2. Properties

The executive offices of the Company are located in downtown Vancouver, Washington at 900 Washington Street. The Company's operational center is also located in Vancouver, Washington (both offices are leased). At March 31, 2024, the Bank operated ten offices located in Clark County, Washington (three of which are leased), two offices in Klickitat County, Washington and one office in Skamania County, Washington. The Bank also has two offices in Multnomah County, Oregon, one leased office in Washington County, Oregon and one office in Marion County, Oregon. In addition, at March 31, 2024, the Trust Company had one office as part of the executive offices leased and one leased office in Clackamas County, Oregon. In the opinion of management, all properties are adequately covered by insurance, are in a good state of repair and are appropriately designed for their present and future use.

Item 3. Legal Proceedings

Periodically, there have been various claims and lawsuits involving the Company, such as claims to enforce liens, condemnation proceedings on properties in which the Company holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Company's business. The Company is a party to litigation arising in the ordinary course of business. In the opinion of management, these actions will not have a material adverse effect on the financial condition, results of operations, or liquidity of the Company. For additional information on the Company's litigation, see Note 16, Commitments and Contingencies – Litigation, of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

The Company's common stock is traded on the Nasdaq Global Market under the symbol "RVSB." At June 14, 2024, there were 547 stockholders of record and an estimated 2,823 holders in nominee or "street name" through various brokerage firms.

Dividends

Riverview has historically paid cash dividends to its common shareholders. Payments of future cash dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our business, operating results and financial condition, capital requirements, current and anticipated cash needs, plans for expansion, any legal or contractual limitation on our ability to pay dividends and other relevant factors including required payments on our trust preferred securities. During fiscal 2024, our Board of Directors declared regular quarterly dividends of $0.06 per share. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. Dividends on common stock from Riverview depend substantially upon receipt of dividends from the Bank, which is Riverview's predominant source of income. Management's projections show an expectation that cash dividends will continue for the foreseeable future.

Purchases of Equity Securities by the Issuer and Affiliated Purchases

The following table sets forth the Company's repurchases of its outstanding common stock for the quarter ended March 31, 2024:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Dollar Value Purchased as Part of Publicly Announced Stock Repurchase Program	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Stock Repurchase Program [1]
January 1, 2024 - January 31, 2024	—	$ —	$ —	$ —
February 1, 2024 - February 29, 2024	—	—	—	—
March 1, 2024 - March 31, 2024	—	—	—	—
Total	—	$ —	$ —	$ —

(1) The Company did not have a publicly announced stock repurchase program in place during the three months ended March 31, 2024.

Equity Compensation Plan Information

The equity compensation plan information presented in Part III, Item 12 of this Form 10-K is incorporated herein by reference.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and accompanying Notes thereto contained in Item 8 of this Form 10-K and the other sections contained in this Form 10-K.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP. In doing so, we have to make estimates and assumptions. Our critical accounting estimates are those estimates that involve a significant level of uncertainty at the time the estimate was made, and changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Accordingly, actual results could differ materially from our estimates. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We have reviewed our critical accounting estimates with the audit committee of our Board of Directors.

The Company has identified policies that due to the significant level of judgement, estimation and assumptions inherent in those policies are critical to an understanding of the Company's consolidated financial statements. These policies include our accounting policies related to the methodology for the determination of the ACL, the valuation of investment securities and goodwill valuations. The following is a discussion of the critical accounting estimates involved with those accounting policies.

Allowance for Credit Losses.

The ACL is considered a critical accounting policy by management because of the high degree of judgment involved, the subjectivity of the assumptions used, and the potential for changes in the economic environment that could result in changes to the amount of the recorded ACL. The provision for credit losses reflects the amount required to maintain the ACL at an appropriate level based upon management's evaluation of the adequacy of general and specific loss reserves. Determining the amount of the ACL involves a high degree of judgment. Among the material estimates required to establish the ACL are: overall economic conditions; value of collateral; strength of guarantors; loss exposure at default; the amount and timing of future cash flows for loans that are individually evaluated; determination of loss factors to be applied to the various elements of the portfolio; and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the financial assets. All of these estimates are susceptible to significant change. Based on the analysis of the ACL, the amount of the ACL is increased by the provision for credit losses and decreased by a recapture of credit losses and are charged against current period earnings.

The ACL is maintained at a level sufficient to provide for expected credit losses based on evaluating known and inherent risks in the loan portfolio and upon our continuing analysis of the factors underlying the quality of the loan portfolio. The ACL is comprised of a general component and a specific component. The general component establishes a reserve rate using historical life-of-loan default rates, current loan portfolio information, economic forecasts, and business cycle data. Statistical analysis determines life-of-loan default and loss rates for the quantitative component, while qualitative factors adjust expected loss rates for current and forecasted conditions. The qualitative factor methodology involves a blend of quantitative analysis and management judgment, reviewed quarterly. The specific component relates to loans that have been individually evaluated because all contractual amounts of principal and interest will not be paid as scheduled. Based on the individual analysis, a specific reserve may be established. The ACL is based upon factors and trends identified by us at the time financial statements are prepared. Although we use the best information available, future adjustments to the ACL may be necessary due to economic, operating, regulatory and other conditions beyond our control. While we believe the estimates and assumptions used in our determination of the adequacy of the ACL are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provisions that may be required will not adversely impact our financial condition and results of operations. For additional information see Item 1A. "Risk Factors – Risk Related to Our Lending Activities - Our ACL may prove to be insufficient to absorb losses in our loan portfolio. Future additions to our ACL, as well as charge-offs in excess of reserves, will reduce our earnings," in this Form 10-K.

Valuation of Investment Securities.

The Company determines the estimated fair value of certain assets that are classified as Level 3 under the fair value hierarchy established under GAAP. These Level 3 assets are valued using significant unobservable inputs that are supported by little or no market activity and that are significant to the estimated fair value of the assets. These Level 3 assets are certain loans measured for impairment for which there is neither an active market for identical assets from which to determine fair value, nor is there sufficient, current market information about similar assets to use as observable, corroborated data for all significant inputs in a valuation model. Under these circumstances, the estimated fair values of these assets are determined using pricing models, discounted cash flow methodologies, appraisals, and other valuation methods in accordance with accounting standards, for which the determination of fair value requires significant management judgment or estimation.

Valuations using models or other techniques are dependent upon assumptions used for the significant inputs. Where market data is available, the inputs used for valuation reflect that information as of the valuation date. In periods of extreme volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. Judgment is then applied in formulating those inputs.

Certain loans included in the loan portfolio were evaluated individually for a loss reserve at March 31, 2024. Accordingly, loans evaluated individually were classified as Level 3 in the fair value hierarchy as there is no active market for these loans. Loans that are individually evaluated require judgment and estimates, and the eventual outcomes may differ from those estimates. A reserve for such loans is determined based on a number of factors, including recent independent appraisals which are further reduced for estimated selling costs or by estimating the present value of expected future cash flows, discounted at the loan's effective interest rate.

For additional information on our Level 1, 2 and 3 fair value measurements see Note 14 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

Goodwill Valuation

Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Goodwill is presumed to have an indefinite useful life and is tested, at least annually, for impairment at the reporting unit level. The Company has two reporting units, the Bank and the Trust Company, for purposes of evaluating goodwill for impairment. All of the Company's goodwill has been allocated to the Bank reporting unit. The Company performs an annual review in the third quarter of each fiscal year, or more frequently if indications of potential impairment exist, to determine if the recorded goodwill is impaired. If the fair value exceeds the carrying value, goodwill at the reporting unit level is not considered impaired and no additional analysis is necessary. If the carrying value of the reporting unit is greater than its fair value, there is an indication that impairment may exist and additional analysis must be performed to measure the amount of impairment loss, if any. The amount of impairment is determined by comparing the implied fair value of the reporting unit's goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, the Company would allocate the fair value to all of the assets and liabilities of the reporting unit, including unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, the Company would record an impairment charge for the difference.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; adverse action or assessment by a regulator; and unanticipated competition. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on the Company's consolidated financial statements.

The Company performed its annual goodwill impairment test as of October 31, 2023. The goodwill impairment test involves a two-step process. Step one of the goodwill impairment test estimates the fair value of the reporting unit utilizing the allocation of corporate value approach, the income approach, the whole bank transaction approach and the market approach in order to derive an enterprise value of the Company. The allocation of corporate value approach applies the aggregate market value of the Company and divides it among the reporting units. A key assumption in this approach is the control premium applied to the aggregate market value. A control premium is utilized as the value of a company from the perspective of a controlling interest is generally higher than the widely quoted market price per share. The Company used an expected control premium of 30%, which was based on comparable transactional history. The income approach uses a reporting unit's projection of estimated operating results and cash flows that are discounted using a rate that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in loans and deposits, estimates of future expected changes in net interest margins and cash expenditures. Assumptions used by the Company in its discounted cash flow model (income approach) included an annual revenue growth rate that approximated 9.4%, a net interest margin that approximated 3.2% and a return on assets that ranged from 0.56% to 1.23% (average of 0.89%). In addition to utilizing the above projections of estimated operating results, key assumptions used to determine the fair value estimate under the income approach were the discount rate of 15.32% utilized for our cash flow estimates and a terminal value estimated at 1.8 times the ending book value of the reporting unit. The Company used a build-up approach in developing the discount rate that included: an assessment of the risk-free interest rate, the rate of return expected from publicly traded stocks, the industry the Company operates in and the size of the Company. The whole bank transaction approach estimates fair value by applying key financial variables in transactions involving acquisitions of similar institutions. In applying the whole bank transaction approach method, the Company identified transactions that occurred during the calendar 2022 and other relevant published data utilizing a multiple of 1.25 times price to book value. The market approach estimates fair value by applying tangible book value multiples to the reporting unit's operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting unit. In applying the market approach method, the Company selected four publicly traded comparable institutions. After selecting comparable institutions, the Company derived the fair value of the reporting unit by completing a comparative analysis of the relationship between their financial metrics listed above and their market values utilizing a market multiple of 0.87 times book value, a market multiple of 0.93 times tangible book value and an earnings multiple of 9.3 times. The Company calculated a fair value of its reporting unit of $150.0 million using the corporate value approach, $180.0 million using the income approach, $181.0 million using the whole bank transaction approach and $171.0 million using the market approach, with a final concluded value of $177.0 million, with ten percent weight given to the corporate value approach and market approach and forty percent weight given to the whole bank transaction and income approach. The results of the Company's step one test indicated that the reporting unit's fair value was greater than its carrying value and therefore no impairment of goodwill exists.

The Company also completed a qualitative assessment of goodwill as of March 31, 2024 and concluded that it is more likely than not that the fair value of the Bank (the reporting unit), exceeds its carrying value at that date. Even though the Company determined that there was no goodwill impairment, a sustained decline in the value of its stock price as well as values of other financial institutions, declines in revenue for the Company beyond our current forecasts, significant adverse changes in the operating environment for the financial industry or an increase in the value of our assets without an increase in the value of the reporting unit may result in a future impairment charge.

It is also possible that changes in circumstances existing at the measurement date or at other times in the future, or in the numerous estimates associated with management's judgments, assumptions and estimates made in assessing the fair value of our goodwill, could result in an impairment charge of a portion or all of our goodwill. If the Company recorded an impairment charge, its financial position and results of operations would be adversely affected; however, such an impairment charge would have no impact on our liquidity, operations or regulatory capital.

For additional information concerning critical accounting policies, see Note 1 of the Notes to Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data." and the following:

Operating Strategy and Selected Financial Information

Fiscal year 2024 marked the 100th anniversary for Riverview Bank, which opened for business in 1923. Our primary business strategy is to provide comprehensive banking and related financial services within our primary market area. The Company's goal is to deliver returns to shareholders by increasing higher-yielding assets (in particular, commercial real estate and commercial business loans), increasing core deposit balances, managing problem assets, reducing expenses, hiring experienced employees with a commercial lending focus and exploring expansion opportunities. The Company seeks to achieve these results by focusing on the following objectives:

Execution of our Business Plan. The Company is focused on increasing its loan portfolio, especially higher yielding commercial and construction loans, and its core deposits by expanding its customer base throughout its primary market areas. While the Company historically emphasized residential real estate lending, since 1998 it has been diversifying its loan portfolio through the expansion of its commercial and construction loan portfolios. Moreover, in fiscal year 2021, the Company ceased originating residential real estate loans; however, it will from time to time purchase these loans consistent with asset/liability objectives. At March 31, 2024, commercial and construction loans represented 90.4% of total loans. Commercial lending, including commercial real estate loans, typically involves more credit risk than residential lending, justifying higher interest margins and fees on loans which can increase the loan portfolio's profitability. In addition, by emphasizing total relationship banking, the Company intends to deepen the relationships with its customers and increase individual customer profitability through cross-marketing programs, which allows the Company to better identify lending opportunities and services for customers. To build its core deposit base, the Company will continue to utilize additional product offerings, technology and a focus on customer service in working toward this goal. The Company will also continue to seek to expand its franchise through de novo branches, the selective acquisition of individual branches, loan purchases and whole bank transactions that meet its investment and market objectives. In this regard, the Company recently opened three new branches located in Clark County, Washington, to complement its existing branch network.

Maintaining Strong Asset Quality. The Company believes that strong asset quality is a key to long-term financial success. The Company has actively managed delinquent loans and nonperforming assets by aggressively pursuing the collection of consumer debts, marketing saleable properties upon foreclosure or repossession, and through work-outs of classified assets and loan charge-offs. The Company's approach to credit management uses well defined policies and procedures and disciplined underwriting criteria resulting in our strong asset quality and credit metrics in fiscal year 2024. Although the Company intends to prudently increase the percentage of its assets consisting of higher-yielding commercial real estate, real estate construction and commercial business loans, which offer higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations, the Company intends to manage credit exposure through the use of experienced bankers in these areas and a conservative approach to its lending.

Introduction of New Products and Services. The Company continuously reviews new products and services to provide its customers more financial options. All new technology and services are generally reviewed for business development and cost saving purposes. The Company continues to experience growth in customer use of its online banking services, where the Bank provides a full array of traditional cash management products as well as online banking products including mobile banking, mobile deposit, bill pay, e-statements, and new deposit products. The products are tailored to meet the needs of small to medium size businesses and households in the markets we serve. The Company intends to selectively add other products to further diversify revenue sources and to capture more of each customer's banking relationship by cross selling loan and deposit products and additional services, including services provided through the Trust Company to increase its fee income. Assets under management by the Trust Company totaled $961.8 million and $890.6 million at March 31, 2024 and March 31, 2023, respectively. The Company also offers a third-party identity theft product to its customers. The identity theft product assists our customers in monitoring their credit and includes an identity theft restoration service.

Attracting Core Deposits and Other Deposit Products. The Company offers personal checking, savings and money-market accounts, which generally are lower-cost sources of funds than certificates of deposit and are less likely to be withdrawn when interest rates fluctuate. To build its core deposit base, the Company has sought to reduce its dependence on traditional higher cost deposits in favor of stable lower cost core deposits to fund loan growth and decrease its reliance on other wholesale funding sources, including brokered deposits, FHLB advances and FRB borrowings. The Company believes that its continued focus on building customer relationships will help to increase the level of core deposits and locally-based retail certificates of deposit. In addition, the Company intends to increase demand deposits by growing business banking relationships through expanded product lines tailored to meet its target business customers' needs. The Company maintains technology-based products to encourage the growth of lower cost deposits, such as personal financial management, business cash management, and business remote deposit products, that enable it to meet its customers' cash management needs and compete effectively with banks of all sizes. Core branch deposits decreased $26.9 million at March 31, 2024 compared to March 31, 2023 due to deposit pricing pressures in our markets, resulting in the Company's use of higher costing FHLB advances during fiscal 2024. Core branch deposits accounted for 98.0% of total deposits at March 31, 2024 compared to 97.5% at March 31, 2023.

Recruiting and Retaining Highly Competent Personnel with a Focus on Commercial Lending. The Company's ability to continue to attract and retain banking professionals with strong community relationships and significant knowledge of its markets will be a key to its success. The Company believes that it enhances its market position and adds profitable growth opportunities by focusing on hiring and retaining experienced bankers focused on owner occupied commercial real estate and commercial lending, and the deposit balances that accompany these relationships. The Company emphasizes to its employees the importance of delivering exemplary customer service and seeking opportunities to build further relationships with its customers. The goal is to compete with other financial service providers by relying on the strength of the Company's customer service and relationship banking approach. The Company believes that one of its strengths is that its employees are also shareholders through the Company's ESOP and 401(k) plans.

Selected Financial Data: The following financial condition data as of March 31, 2024 and 2023 and operating data and key financial ratios for the fiscal years ended March 31, 2024, 2023, and 2022 have been derived from the Company's audited consolidated financial statements. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read along with this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8. "Financial Statements and Supplementary Data" included in this Form 10-K.

	At March 31,	
	2024	**2023**
	(In thousands)	
FINANCIAL CONDITION DATA:		
Total assets	$ 1,521,529	$ 1,589,712
Loans receivable, net	1,008,649	993,547
Investment securities available for sale	143,196	211,499
Investment securities held to maturity	229,510	243,843
Cash and cash equivalents	23,642	22,044
Deposits	1,231,679	1,265,217
FHLB advances	88,304	123,754
Shareholders' equity	155,588	155,239

	Year Ended March 31,		
	2024	**2023**	**2022**
	(Dollars in thousands, except per share data)		
OPERATING DATA:			
Interest and dividend income	$ 56,555	$ 55,666	$ 49,825
Interest expense	18,469	4,060	2,200
Net interest income	38,086	51,606	47,625
Provision for (recapture of) credit/loan losses	—	750	(4,625)
Net interest income after provision for (recapture of) credit/loan losses	38,086	50,856	52,250
Other non-interest income	10,242	12,194	12,744
Non-interest expense	43,727	39,371	36,718
Income before income taxes	4,601	23,679	28,276
Provision for income taxes	802	5,610	6,456
Net income	$ 3,799	$ 18,069	$ 21,820
Earnings per share:			
Basic	$ 0.18	$ 0.84	$ 0.98
Diluted	0.18	0.83	0.98
Dividends per share	0.240	0.240	0.215

	At or For the Years Ended March 31,		
	2024	2023	2022
KEY FINANCIAL RATIOS:			
Performance Ratios:			
Return on average assets	0.24 %	1.08 %	1.31 %
Return on average equity	2.43	11.71	13.62
Dividend payout ratio [1]	133.33	28.92	21.94
Interest rate spread	2.00	3.12	2.95
Net interest margin	2.56	3.26	3.03
Non-interest expense to average assets	2.78	2.36	2.20
Efficiency ratio [2]	90.48	61.71	60.82
Average equity to average assets	9.91	9.25	9.58
Asset Quality Ratios:			
Allowance for credit losses to total loans at end of period	1.50	1.52	1.47
Allowance for credit losses to nonperforming loans	8,631.46	826.62	65.72
Net charge-offs (recoveries) to average outstanding loans during the period	—	—	—
Ratio of nonperforming assets to total assets	0.01	0.12	1.27
Ratio of nonperforming loans to total loans	0.02	0.18	2.23
Capital Ratios:			
Total capital to risk-weighted assets	16.32	16.94	16.38
Tier 1 capital to risk-weighted assets	15.06	15.69	15.12
Common equity tier 1 capital to risk-weighted assets	15.06	15.69	15.12
Leverage ratio	10.29	10.47	9.19

[1] Dividends per share divided by diluted earnings per share.
[2] Non-interest expense divided by the sum of net interest income and non-interest income.

Comparison of Financial Condition at March 31, 2024 and 2023

Cash and cash equivalents, including interest-earning deposits in other banks, totaled $23.6 million at March 31, 2024 compared to $22.0 million at March 31, 2023. Fluctuations in cash balances are typical due to funding requirements, deposit activity and investments in securities . In accordance with the Company's asset/liability management program and liquidity objectives, surplus cash may be used to acquire investment securities, contingent on prevailing interest rates and other factors. Additionally, a portion of excess cash is invested in short-term certificates of deposit for investment purposes, all of which are fully insured by the FDIC. There were no certificates of deposits held for investment at March 31, 2024 compared to $249,000 at March 31, 2023.

Investment securities totaled $372.7 million and $455.3 million at March 31, 2024 and 2023, respectively. The decrease was primarily due to investment sales of $46.2 million in the fourth quarter of fiscal year 2024 in addition to normal pay downs, calls and maturities. There were no sales of investment securities for fiscal year 2023. There were no investment securities purchased during fiscal year 2024 compared to $81.8 million for 2023. For additional information on the Company's investment securities, see Note 3 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

Loans receivable, net, totaled $1.01 billion at March 31, 2024, compared to $993.5 million at March 31, 2023, an increase of $15.1 million. The increase was primarily attributed to increases in commercial real estate loans of $19.0 million and multi-family loans of $14.9 million. These increases were partially offset by decreases in real estate construction, commercial business, and real estate one-to-four family loans of $11.2 million, $3.5 million, and $3.3 million, respectively, since March 31, 2023.

The Company no longer originates real estate one-to-four family loans and will from time to time purchase these loans consistent with its asset/liability objectives. Additionally, the Company will purchase commercial business loans to supplement loan originations and diversify the commercial loan portfolio. Purchased loans are originated by a third-party located outside of the Company's primary market area and totaled $27.2 million and $26.2 million at March 31, 2024 and 2023, respectively. The Company also purchases the guaranteed portion of SBA loans as a way to supplement loan originations, to further diversify its loan portfolio and earn a higher yield than earned on its cash or short-term investments. These SBA loans are originated through another financial institution located outside of the Company's primary market area and are purchased with servicing retained by the seller. At March 31, 2024, the Company's purchased SBA loan portfolio was $51.0 million compared to $55.5 million at March 31, 2023.

Goodwill was $27.1 million at both March 31, 2024, and 2023. For additional information on our goodwill impairment testing, see "Goodwill Valuation" included in this Item 7.

Deposits decreased $33.5 million to $1.2 billion at March 31, 2024 compared to $1.3 billion at March 31, 2023 due to increased competition, pricing and an overall decrease in market liquidity. The decrease in deposits was attributable to reductions in regular savings accounts of $62.5 million, non-interest checking accounts of $55.9 million and money market accounts of $12.6 million. These decreases were partially offset by increases of $62.1 million in certificates of deposit accounts and $35.3 million in interest checking accounts. The Company had no wholesale-brokered deposits at March 31, 2024 and 2023. Core branch deposits accounted for 98.0% of total deposits at March 31, 2024 compared to 97.5% at March 31, 2023. The Company plans to continue its focus on core deposits and on building customer relationships as opposed to obtaining deposits through the wholesale markets.

FHLB advances decreased $35.5 million to $88.3 million at March 31, 2024 compared to $123.8 million at March 31, 2023, and was comprised of overnight advances. FHLB advances were $123.8 million at March 31, 2023 and were comprised of overnight advances and a short-term borrowing of $73.8 million and $50.0 million, respectively.

Shareholders' equity increased $349,000 to $155.6 million at March 31, 2024 from $155.2 million at March 31, 2023. The increase was mainly attributable to the increase in the accumulated other comprehensive income related to the change in unrealized holding losses on securities available for sale, net of tax, of $2.2 million and net income of $3.8 million during fiscal year 2024. These increases were partially offset by cash dividend payments totaling $5.1 million and the repurchase of 109,162 shares of common stock totaling $577,000.

Comparison of Operating Results for the Years Ended March 31, 2024 and 2023

Net Income. Net income decreased $14.3 million or 79.0% to $3.8 million, or $0.18 per diluted share, for the fiscal year ended March 31, 2024, compared to $18.1 million, or $0.83 per diluted share, for the fiscal year ended March 31, 2023. The decrease was primarily due to a $13.5 million decrease in net interest income before provision for credit losses resulting from higher funding costs and a $4.4 million increase in non-interest expense, partially offset by a $750,000 decrease in the provision for credit losses. Additionally, during the fourth quarter of fiscal 2024, the Company restructured a portion of the balance sheet by selling approximately $46.2 million of its lower-yielding available for sale investment securities and utilizing the proceeds totaling $43.5 million to repay higher-cost FHLB advances. The total pre-tax loss of this transaction was $2.7 million, with a tax benefit of $655,000, resulting in an after-tax impact of $2.1 million.

Net Interest Income. The Company's profitability depends primarily on its net interest income, which is the difference between the income it receives on interest-earning assets and the interest paid on deposits and borrowings. When the rate earned on interest-earning assets equals or exceeds the rate paid on interest-bearing liabilities, this positive interest rate spread will generate net interest income. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and regulation, and monetary and fiscal policies.

Net interest income for fiscal year 2024 decreased $13.5 million, or 26.2%, to $38.1 million compared to $51.6 million in fiscal year 2023. The decrease was primarily due to increased interest expense on deposits and borrowings. The net interest margin for the fiscal year ended March 31, 2024 was 2.56% compared to 3.26% for the prior fiscal year. The decrease in the net interest margin was primarily attributable the increase in interest expense, partially offset by a decrease in total average interest earning assets.

Interest and Dividend Income. Interest and dividend income increased $889,000 to $56.6 million for the fiscal year ended March 31, 2024 from $55.7 million for the fiscal year ended March 31, 2023. The increase was primarily related to the increase in interest and fees on loans receivable due to the overall increase in the yield earned on loans and, to a lesser extent, an increase in the average balance of net loans. Interest and fees on loans receivable increased $1.3 million to $46.0 million during the year ended March 31, 2024 compared to $44.7 million during the year ended March 31, 2023. The average yield on non-mortgage loans increased 48 basis points to 4.56% while the average yield on mortgage loans decreased one basis point to 4.55% for the fiscal year ended March 31, 2024 compared to the fiscal year ended March 31, 2023. The average balance of loans receivable increased $4.4 million to $1.01 billion for the fiscal year ended March 31, 2024 compared to the prior fiscal year, with the average balance of non-mortgage loans increasing $6.4 million to $252.6 million and the average balance of mortgage loans decreasing $2.0 million to $758.8 million.

Interest income earned on investment securities increased $186,000, or 2.0%, to $9.3 million for the fiscal year ended March 31, 2024 from $9.1 million for the fiscal year ended March 31, 2023 due to a nine basis point increase in the yield to 2.02%. As previously mentioned, the Company restructured a portion of its balance sheet during the fourth quarter of fiscal 2024 by selling approximately $46.2 million of its lower-yielding available for sale investment securities and utilizing the proceeds from the sale to repay higher-cost FHLB advances. The average balance of investment securities was $461.1 million during fiscal 2024 compared to $472.4 million during fiscal 2023.

Interest earned on other earning assets increased $623,000 due to the increase in the average yield earned on other earning assets, which increased 568 basis points to 8.47% for the year ended March 31, 2024 compared to 2.79% for the prior fiscal year. Additionally, the average balance of other earning assets increased to $8.6 million for the year ended March 31, 2024 compared to $3.7 million for the year ended March 31, 2023. The increase in the average balance of other assets was primarily due to the increase in the average balance of FHLB stock due to the required purchase of activity stock in connection with increases in average outstanding FHLB advances, resulting in higher dividends received from the FHLB.

Interest earned on interest-bearing deposits in other banks decreased $1.2 million to $566,000 for the year ended March 31, 2024 compared to $1.8 million during the prior fiscal year. The decrease was due to a decrease in the average balance to $11.0 million during fiscal 2024 compared to $100.7 during fiscal 2023, partially offset by a 340 basis point increase in the yield earned on such deposits to 5.16% for fiscal 2024 compared to 1.76% for fiscal 2023. The decrease in the average balance was primarily due to the decrease in excess cash held at the FRB due to the decrease in deposits, while the increase in the yield on interest-bearing deposits in other banks was due to the increases in the federal funds target rate by the Federal Reserve that have occurred since March 2022.

Interest Expense. Interest expense for the fiscal year ended March 31, 2024 totaled $18.5 million, a $14.4 million or 354.9% increase from $4.1 million for the fiscal year ended March 31, 2023. The increase was primarily the result of a 140 basis point increase in the weighted average interest rate on interest-bearing liabilities and a $125.5 million increase in the average balance of FHLB advances for the fiscal year ended March 31, 2024 compared to the prior fiscal year. The weighted average interest rate on interest-bearing deposits increased 81 basis points to 0.97% for the fiscal year ended March 31, 2024 from 0.16% for the prior fiscal year. In addition, while the overall average balance of interest-bearing deposits decreased $113.4 million, or 11.7% to $852.3 million for the fiscal year ended March 31, 2024 compared to $965.7 million for the fiscal year ended March 31, 2023,the average balance of higher costing certificates of deposit increased $53.6 million or 51.9% to $157.1 million for the fiscal year ended March 31, 2024 compared to $103.5 million for the fiscal year ended March 31, 2023.

Interest expense on borrowings increased $7.6 million for the fiscal year ended March 31, 2024 compared to the prior fiscal year due primarily to an increase in the average balance of FHLB advances. The average balance of FHLB advances increased to $146.6 million for the fiscal year ended March 31, 2024 compared to $21.0 million for the same period in the prior year. The weighted average interest rate on FHLB advances increased to 5.40% for the fiscal year ended March 31, 2024 compared to 4.88% for the prior fiscal year. Similarly, the weighted average interest rate on the junior subordinated debentures increased 273 basis points to 7.82% for the fiscal year ended March 31, 2024 compared to 5.09% for the prior fiscal year.

Provision for credit losses. The Company recorded no provision or recapture of credit losses for the fiscal year ended March 31, 2024 compared to a provision for loan losses of $750,000 under the prior incurred loss method for the fiscal year ended March 31, 2023. The provision for loan losses for the fiscal year 2023 was due to an isolated loan downgrade that affected the allowance for loan losses. The Company adopted the CECL methodology as of April 1, 2023, which resulted in a one-time upward adjustment to the ACL of $42,000, and an after-tax decrease to opening retained earnings of $53,000. All amounts prior to April 1, 2023 were calculated using the previous incurred loss methodology to compute our allowance for loan losses, which is not directly comparable to the new CECL methodology. The lack of provision for credit losses for the fiscal year ended March 31, 2024 also reflects assumptions related to our forecast concerning the economic environment as a result of local, national and global events, including recent bank failures. In addition, expected loss estimates consider various factors, including customer-specific information, changes in risk ratings, projected delinquencies, and the impact of economic conditions on borrowers' ability to repay.

At March 31, 2024, the Company had an ACL of $15.4 million, or 1.50% of total loans, compared to $15.3 million, or 1.52% of total loans at March 31, 2023. Net recoveries totaled $13,000 for the fiscal year ended March 31, 2024, compared to $36,000 for the prior fiscal year. Net recoveries to average net loans were insignificant for the fiscal years ended March 31, 2024 and 2023, respectively.

Nonperforming loans were $178,000 at March 31, 2024, compared to $1.9 million at March 31, 2023. The ratio of the ACL for loans to nonperforming loans was 8,631.46% at March 31, 2024 compared to 826.62% at March 31, 2023. Based on a comprehensive analysis, management believes the ACL to be adequate to cover expected credit losses inherent in the loan portfolio at March 31, 2024. See Note 4 of the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K for additional information regarding the allowance for credit losses.

Non-Interest Income. Non-interest income decreased $2.0 million or 16.4% to $10.2 million for the fiscal year ended March 31, 2024 from $12.2 million for fiscal year 2023. The decrease is primarily due to the $2.7 million loss on sale of available for sale investment securities resulting from the Company's balance sheet restructuring in the fourth quarter of fiscal 2024. Other changes in non-interest income during the fiscal year ended March 31, 2024 compared to the same prior year period include a decrease in fees and service charges of $93,000 due to a decrease in fintech referral partnership income offset by an increase in asset management fees of $594,000 due to an increase in custody fees of $277,000, irrevocable trust fees of $185,000 and living trust fees of $126,000 partially offset by a decrease in estate guardianship fee and trust tax prep fees of $49,000 and $37,000, respectively. In addition, income from BOLI increased $70,000 and other non-interest income increased $206,000 compared to the prior year.

Non-Interest Expense. Non-interest expense increased $4.4 million or 11.2% to $43.7 million for the year ended March 31, 2024 from $39.4 million for fiscal year 2023. The increase was primarily due to an increase in other expenses of $2.6 million, which included litigation expenses of $2.3 million. In connection with a proposed global settlement of some ongoing litigation, the Company recorded a $2.3 million expense in other non-interest expense for the fourth fiscal quarter of 2024, reflecting an estimate of litigation costs that exceed the Company's insurance coverage. The settlement of the litigation remains subject to the approval of the court. Additionally, occupancy and depreciation expense for the fiscal year ended March 31, 2024 increased $701,000 mainly due to increases in depreciation and repair and maintenance expenses as the Company continues to update and modernize certain branch locations. Advertising and marketing expense increased $353,000 due to expenses related to implementing a high-performance growth deposit strategy and additional sponsorships and events when compared to the prior fiscal year. Additionally, salaries and employee benefits increased $222,000 over the prior fiscal year due to increases in compensation expenses, group insurance and personnel expense, offset by a decrease in bonus expense and retail incentives.

Income Taxes. The provision for income taxes was $802,000 and $5.6 million for the fiscal years ended March 31, 2024 and 2023, respectively. The effective tax rate was 17.4% for the fiscal year ended March 31, 2024 compared to 23.7% for the fiscal year ended March 31, 2023. The decrease in the provision for income taxes and effective tax rate is attributable to lower pre-tax income for the fiscal year ended March 31, 2024 compared to the same period in the prior year. The effective tax rate may be affected by the effects of apportioned income for state and local jurisdictions where we do business. At March 31, 2024, the Company had a deferred tax asset of $9.8 million. As of March 31, 2024, management deemed that a deferred tax asset valuation allowance related to the Company's deferred tax asset was not necessary. See Note 10 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K for further discussion of the Company's income taxes.

Average Balance Sheet. The following table sets forth, for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income earned on average interest-earning assets and interest expense paid on average interest-bearing liabilities, resultant yields, interest rate spread, ratio of interest-earning assets to interest-bearing liabilities and net interest margin. Average balances for a period have been calculated using daily average balances during such period. Non-accruing loans were included in the average loan amounts outstanding. Loan fees, net, of $1.3 million, $2.4 million and $5.5 million were included in interest income for the years ended March 31, 2024, 2023 and 2022, respectively.

	Years Ended March 31,								
	2024			**2023**			**2022**		
	Average Balance	**Interest and Dividends**	**Yield/ Cost**	**Average Balance**	**Interest and Dividends**	**Yield/ Cost**	**Average Balance**	**Interest and Dividends**	**Yield/ Cost**
			(Dollars in thousands)						
Interest-earning assets:									
Mortgage loans	$ 758,809	$ 34,523	4.55 %	$ 760,821	$ 34,694	4.56 %	$ 696,700	$ 33,280	4.78 %
Non-mortgage loans	252,611	11,508	4.56	246,224	10,050	4.08	238,042	10,799	4.54
Total net loans [1]	1,011,420	46,031	4.55	1,007,045	44,744	4.44	934,742	44,079	4.72
Investment securities [2]	461,055	9,315	2.02	472,396	9,129	1.93	345,869	5,314	1.54
Interest-bearing deposits in other banks	10,956	566	5.16	100,694	1,773	1.76	291,897	439	0.15
Other earning assets	8,571	726	8.47	3,696	103	2.79	2,560	69	2.70
Total interest-earning assets	1,492,002	56,638	3.80	1,583,831	55,749	3.52	1,575,068	49,901	3.17
Non-interest-earning assets:									
Office properties and equipment, net	23,337			19,621			18,933		
Other non-interest-earning assets	60,044			63,511			77,135		
Total assets	$ 1,575,383			$ 1,666,963			$ 1,671,136		
Interest-bearing liabilities:									
Savings accounts	$ 217,538	$ 132	0.06 %	$ 308,840	$ 219	0.07 %	$ 318,885	$ 247	0.08 %
Interest checking accounts	243,904	785	0.32	286,627	89	0.03	279,053	87	0.03
Money market accounts	233,749	2,860	1.22	266,795	415	0.16	272,161	150	0.06
Certificates of deposit	157,126	4,508	2.87	103,484	779	0.75	117,391	940	0.80
Total interest-bearing deposits	852,317	8,285	0.97	965,746	1,502	0.16	987,490	1,424	0.14
Junior subordinated debentures	26,959	2,109	7.82	26,873	1,368	5.09	26,789	611	2.28
FHLB advances	146,555	7,917	5.40	21,046	1,027	4.88	3	—	0.31
Other interest-bearing liabilities	2,211	158	7.15	2,271	163	7.18	2,310	165	7.14
Total interest-bearing liabilities	1,028,042	18,469	1.80	1,015,936	4,060	0.40	1,016,592	2,200	0.22
Non-interest-bearing liabilities:									
Non-interest-bearing deposits	376,694			480,029			476,203		
Other liabilities	14,510			16,757			18,186		
Total liabilities	1,419,246			1,512,722			1,510,981		
Shareholders' equity	156,137			154,241			160,155		
Total liabilities and shareholders' equity	$ 1,575,383			$ 1,666,963			$ 1,671,136		
Net interest income		$ 38,169			$ 51,689			$ 47,701	
Interest rate spread			2.00 %			3.12 %			2.95 %
Net interest margin			2.56 %			3.26 %			3.03 %
Ratio of average interest-earning assets to average interest-bearing liabilities			145.13 %			155.90 %			154.94 %
Tax-Equivalent Adjustment [3]		$ 83			$ 83			$ 76	

[1] Includes non-accrual loans.

[2] For purposes of the computation of average yield on investment securities available for sale, historical cost balances were utilized; therefore, the yield information does not give effect to changes in fair value that are reflected as a component of shareholders' equity.

[3] Tax-equivalent adjustment relates to non-taxable investment interest income calculated based on a combined federal and state tax rate of 24% for all three years.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on net interest income of the Company for the fiscal year ended March 31, 2024 compared to the fiscal year ended March 31, 2023, and the fiscal year ended March 31, 2023 compared to the fiscal year ended March 31, 2022. Information is provided with respect to: (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (change in rate multiplied by change in volume). Variances that were insignificant have been allocated based upon the percentage relationship of changes in volume and changes in rate to the total net change (in thousands). The changes noted in the table below include tax equivalent adjustments, and as a result, will not agree to the amounts reflected on the Company's consolidated statements of income for the categories that have been adjusted to reflect tax equivalent income.

	Year Ended March 31,					
	2024 vs 2023			2023 vs. 2022		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase
Interest Income:						
Mortgage loans	$ (94)	$ (77)	$ (171)	$ 2,986	$ (1,572)	$ 1,414
Non-mortgage loans	264	1,194	1,458	365	(1,114)	(749)
Investment securities [1]	(226)	412	186	2,255	1,560	3,815
Interest-earning deposits in other banks	(2,542)	1,335	(1,207)	(464)	1,798	1,334
Other earning assets	245	378	623	32	2	34
Total interest income	(2,353)	3,242	889	5,174	674	5,848
Interest Expense:						
Regular savings accounts	(59)	(28)	(87)	(6)	(22)	(28)
Interest checking accounts	(15)	711	696	2	—	2
Money market accounts	(59)	2,504	2,445	(3)	268	265
Certificates of deposit	577	3,152	3,729	(105)	(56)	(161)
Junior subordinated debentures	4	737	741	2	755	757
FHLB advances	6,770	120	6,890	1,027	—	1,027
Other interest-bearing liabilities	(4)	(1)	(5)	(3)	1	(2)
Total interest expense	7,214	7,195	14,409	914	946	1,860
Net interest income	$ (9,567)	$ (3,953)	$ (13,520)	$ 4,260	$ (272)	$ 3,988

[1] Interest on municipal securities is presented on a fully tax-equivalent basis.

Comparison of Operating Results for the Years Ended March 31, 2023 and 2022

See Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ended March 31, 2024, previously filed with the SEC.

Asset and Liability Management

The Company's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the difference between asset and liability maturities and interest rates. The principal element in achieving this objective is to increase the interest rate sensitivity of the Company's interest-earning assets and interest-bearing liabilities. Interest rate sensitivity increases by originating and purchasing portfolio loans with interest rates subject to periodic adjustment to market conditions and fixed rate loans with shorter terms to maturity. The Company relies on retail deposits as its primary source of funds, but also has access to FHLB advances, FRB borrowings, and other wholesale facilities, as needed. Management believes retail deposits reduce the effects of interest rate fluctuations because they generally represent a stable source of funds. As part of its interest rate risk management strategy, the Company promotes transaction accounts and certificates of deposit with terms up to ten years.

The Company has adopted a strategy that is designed to maintain or improve the interest rate sensitivity of assets relative to its liabilities. The primary elements of this strategy involve: (i) originating adjustable rate loans; (ii) increasing commercial loans, consumer loans that are adjustable rate and other short-term loans as a portion of total net loans receivable because of their generally shorter terms and higher yields than real estate one-to-four family loans; (iii) matching asset and liability maturities; and (iv) investing in short-term securities. The strategy for liabilities has been to shorten the maturities for both deposits and borrowings. The longer-term objective is to increase the proportion of non-interest-bearing demand deposits, low interest- bearing demand deposits, money market accounts, and savings deposits relative to certificates of deposit to reduce our overall cost of funds.

Consumer loans, such as home equity lines of credit and installment loans, commercial loans and construction loans typically have shorter terms and higher yields than real estate one-to-four family loans, and accordingly reduce the Company's exposure to fluctuations in interest rates. Adjustable interest rate loans totaled $435.7 million or 42.55% of total loans at March 31, 2024, as compared to $403.6 million or 40.00% of total loans at March 31, 2023. Although the Company has sought to originate adjustable rate loans, the ability to originate and purchase such loans depends to a great extent on market interest rates and borrowers' preferences. Particularly in lower interest rate environments, borrowers often prefer to obtain fixed-rate loans. See Item 1. "Business - Lending Activities – Real Estate Construction " and "- Lending Activities - Consumer Lending."

The Company may also invest in short-term to medium-term U.S. Government securities as well as mortgage-backed securities issued or guaranteed by U.S. Government agencies. At March 31, 2024, the combined investment portfolio carried at $372.7 million had an average life of 6 years. Adjustable rate mortgage-backed securities totaled $2.8 million at March 31, 2024 compared to $3.7 million at March 31, 2023. See Item 1. "Business – Investment Activities" for additional information.

Liquidity and Capital Resources

Liquidity is essential to our business. The objective of the Bank's liquidity management is to maintain ample cash flows to meet obligations for depositor withdrawals, to fund the borrowing needs of loan customers, and to fund ongoing operations. Core relationship deposits are the primary source of the Bank's liquidity. As such, the Bank focuses on deposit relationships with local consumer and business clients who maintain multiple accounts and services at the Bank.

Liquidity management is both a short and long-term responsibility of the Company's management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) projected loan sales, (iii) expected deposit flows, (iv) yields available on interest-bearing deposits and (v) asset/liability management program objectives. Excess liquidity is invested generally in interest-bearing overnight deposits and other short-term government and agency obligations. If the Company requires funds beyond its ability to generate them internally, it has additional diversified and reliable sources of funds with the FHLB, the FRB and other wholesale facilities. These sources of funds may be used on a long or short-term basis to compensate for a reduction in other sources of funds or on a long-term basis to support lending activities.

The Company's primary sources of funds are customer deposits, proceeds from principal and interest payments on loans, proceeds from the sale of loans, maturing securities, FHLB advances and FRB borrowings. While maturities and scheduled amortization of loans and securities are a predictable source of funds, deposit flows and prepayment of mortgage loans and mortgage-backed securities are greatly influenced by general interest rates, economic conditions and competition. Management believes that its focus on core relationship deposits coupled with access to borrowing through reliable counterparties provides reasonable and prudent assurance that ample liquidity is available. However, depositor or counterparty behavior could change in response to competition, economic or market situations or other unforeseen circumstances, which could have liquidity implications that may require different strategic or operational actions.

The Company must maintain an adequate level of liquidity to ensure the availability of sufficient funds for loan originations, deposit withdrawals and continuing operations, satisfy other financial commitments and take advantage of investment opportunities. During the fiscal year ended March 31, 2024, the Bank used its sources of funds primarily to fund deposit withdrawals resulting from increased competition and pricing pressure and to fund loan commitments. At March 31, 2024, cash and cash equivalents and available for sale investment securities totaled $166.8 million, or 11.0% of total assets. Management believes that the Company's security portfolio is of high quality and its securities would therefore be marketable. The levels of these assets are dependent on the Company's operating, financing, lending, and investing activities during any given period. The Bank generally maintains sufficient cash and short-term investments to meet short-term liquidity needs; however, its primary liquidity management practice is to manage short-term borrowings, consistent with its asset/liability objectives. In addition to these primary sources of funds, the Bank has several secondary borrowing sources available to meet potential funding requirements, including FRB borrowings and FHLB advances. At March 31, 2024, the Bank had no advances from the FRB and maintains a credit facility with the FRB with available borrowing capacity of $284.5 million, subject to sufficient collateral. At March 31, 2024, FHLB advances totaled $88.3 million and the Bank had an available borrowing capacity of $299.5 million, subject to sufficient collateral and stock investment. At March 31, 2024, the Bank had sufficient unpledged collateral to allow it to utilize its available borrowing capacity from the FRB and the FHLB. Borrowing capacity may, however, fluctuate based on acceptability and risk rating of loan collateral and counterparties could adjust discount rates applied to such collateral at their discretion.

During the fiscal years ended March 31, 2024 and 2023, deposits decreased $33.5 million and $268.7 million, respectively. An additional source of wholesale funding includes brokered certificates of deposit. While the Company has utilized brokered deposits from time to time, the Company historically has not extensively relied on brokered deposits to fund its operations. At March 31, 2024 and 2023, the Bank had no wholesale brokered deposits. The Bank also participates in the CDARS and ICS deposit products, which allow the Company to accept deposits in excess of the FDIC insurance limit for a depositor and obtain "pass-through" insurance for the total deposit. The Bank's CDARS and ICS balances were $39.6 million, or 3.2% of total deposits, and $22.8 million, or 1.8% of total deposits, at March 31, 2024 and 2023, respectively. The combination of all the Bank's funding sources gives the Bank available liquidity of $857.4 million, or 56.4% of total assets at March 31, 2024.

At March 31, 2024, the Company had total commitments of $160.8 million, which includes commitments to extend credit of $10.0 million, unused lines of credit totaling $93.3 million, undisbursed construction loans totaling $55.9 million, and standby letters of credit totaling $1.6 million. For additional information regarding future financial commitments, see Note 16 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K. The Company anticipates that it will have sufficient funds available to meet current loan commitments. Certificates of deposit that are scheduled to mature in less than one year from March 31, 2024 totaled $179.2 million. Historically, the Bank has been able to retain a significant amount of its deposits as they mature. Partially offsetting these cash outflows are scheduled loan maturities of less than one year totaling $32.7 million at March 31, 2024.

The Company incurs capital expenditures on an ongoing basis to expand and improve our product offerings, enhance and modernize our technology infrastructure, and to introduce new technology-based products to compete effectively in our markets. We evaluate capital expenditure projects based on a variety of factors, including expected strategic impacts (such as forecasted impact on revenue growth, productivity, expenses, service levels and customer retention) and our expected return on investment. The amount of capital investment is influenced by, among other things, current and projected demand for our services and products, cash flow generated by operating activities, cash required for other purposes and regulatory considerations. Based on our current capital allocation objectives, during fiscal 2025 we expect cash expenditures of approximately $838,000 for capital investment in premises and equipment.

Riverview, as a separate legal entity from the Bank, must provide for its own liquidity. Sources of capital and liquidity for Riverview include distributions from the Bank and the issuance of debt or equity securities. Dividends and other capital distributions from the Bank are subject to regulatory notice. Management currently expects to continue the Company's current practice of paying quarterly cash dividends on its common stock subject to the Board of Directors' discretion to modify or terminate this practice at any time and for any reason without prior notice. The current quarterly common stock dividend rate is $0.06 per share, as approved by the Board of Directors, which management believes is a dividend rate per share which enables the Company to balance our multiple objectives of managing and investing in the Bank, and returning a substantial portion of the Company's cash to its shareholders. Assuming continued payment during fiscal year 2025 at this rate of $0.06 per share, average total dividends paid each quarter would be approximately $1.3 million based on the number of the Company's outstanding shares at March 31, 2024. At March 31, 2024, Riverview had $9.5 million in cash to meet its liquidity needs.

Bank holding companies and federally-insured state-chartered banks are required to maintain minimum levels of regulatory capital. At March 31, 2024, Riverview and the Bank were in compliance with all applicable capital requirements. For additional information, see Note 12 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K and Item 1. Business – Regulation and Supervision of the Bank.

New Accounting Pronouncements

For a discussion of new accounting pronouncements and their impact on the Company, see Note 1 of the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our financial condition and operations are influenced significantly by general economic conditions, including the absolute level of interest rates as well as changes in interest rates and the slope of the yield curve. Our profitability is dependent to a large extent on our net interest income, which is the difference between the interest received from our interest-earning assets and the interest expense incurred on our interest-bearing liabilities. Our activities, like all financial institutions, inherently involve the assumption of interest rate risk. Interest rate risk is the risk that changes in market interest rates will have an adverse impact on the institution's earnings and underlying economic value. Interest rate risk is determined by the maturity and repricing characteristics of an institution's assets, liabilities and off-balance-sheet contracts. Interest rate risk is measured by the variability of financial performance and economic value resulting from changes in interest rates. Interest rate risk is the primary market risk affecting our financial performance.

Our Asset/Liability Management Committee ("ALCO") is responsible for monitoring and reviewing asset/liability processes and interest rate risk exposure to determine the level of risk appropriate given our operating environment, business plan strategies, performance objectives, capital and liquidity constraints, and asset and liability allocation alternatives; and to manage our interest rate risk consistent with regulatory guidelines and policies approved by the Board of Directors. Through such management, we seek to reduce the vulnerability of our earnings and capital position to changes in the level of interest rates. Our actions in this regard are taken under the guidance of the ALCO, which is comprised of members of our senior management. The ALCO closely monitors our interest sensitivity exposure, asset and liability allocation decisions, liquidity and capital positions, and local and national economic conditions and attempts to structure the loan and investment portfolios and funding sources to maximize earnings within acceptable risk tolerances.

The Company does not maintain a trading account for any class of financial instrument nor does it engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Company is not subject to foreign currency exchange rate risk or commodity price risk. For information regarding the sensitivity to interest rate risk of the Company's interest-earning assets and interest-bearing liabilities, see the tables under Item 1. "Business – Lending Activities," "– Investment Activities" and "– Deposit Activities and Other Sources of Funds".

The Company's principal financial objective is to achieve long-term profitability while limiting its exposure to fluctuating market interest rates. The Company intends to reduce risk where appropriate but accepts a degree of risk when warranted by economic circumstances. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective is to increase the interest rate sensitivity of the Company's interest-earning assets by retaining in its loan portfolio, short–term loans and loans with interest rates subject to periodic adjustments.

Consumer and commercial loans are originated and held in the loan portfolio as the short-term nature of these portfolio loans match durations more closely with the short-term nature of retail deposits such as interest checking, money market accounts and savings accounts. The Company relies on retail deposits as its primary source of funds. Management believes retail deposits reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds. As part of its interest rate risk management strategy, the Company promotes transaction accounts and certificates of deposit with longer terms to maturity. Except for immediate short-term cash needs, and depending on the current interest rate environment, FHLB advances will have short or long-term maturities. FRB borrowings have short-term maturities. For additional information, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein.

A number of measures are utilized to monitor and manage interest rate risk, including simulation modeling and traditional interest rate gap analysis. While both methods provide an indication of risk for a given change in interest rates, the simulation model is primarily used to assess the impact on earnings that changes in interest rates may produce. Key assumptions in the model include cash flows and maturities of financial instruments, changes in market conditions, loan volumes and pricing, deposit sensitivity, consumer preferences and management's capital leverage plans. These assumptions are inherently uncertain; therefore, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results may significantly differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and specific strategies among other factors.

The following table shows the approximate percentage change in net interest income as of March 31, 2024 over a 12 and 24-month period under several instantaneous changes in interest rate scenarios:

Change in interest rates	Percent change in net interest income (12 months)	Percent change in net interest income (24 months)
Up 400 basis points	(29.7)%	(2.6)%
Up 300 basis points	(22.8)%	1.0 %
Up 200 basis points	(15.8)%	4.6 %
Up 100 basis points	(7.5)%	11.6 %
Base case	—	— %
Down 100 basis points	4.6 %	17.4 %
Down 200 basis points	8.5 %	16.3 %
Down 300 basis points	11.8 %	13.8 %
Down 400 basis points	15.1 %	11.3 %

Due to a number of loans in our loan portfolio with fixed interest rates, our net interest income will be negatively impacted in a rising interest rate environment. Specifically, in a rising interest rate environment, net interest income will decrease in year one, as indicated in the table above as our interest-bearing liabilities are expected to continue to increase faster than interest-earning assets. Conversely, in a falling interest rate environment, our net interest income will be positively impacted as our interest-bearing liabilities reprice faster in relation to our interest-earning assets. We attempt to limit our interest rate risk through managing the repricing characteristics of our assets and liabilities.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Furthermore, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

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Item 8.   Financial Statements and Supplementary Data

RIVERVIEW BANCORP, INC. AND SUBSIDIARY

TABLE OF CONTENTS



delap

5885 Meadows Road, No. 200 / Lake Oswego, OR 97035 / 503.697.4118 / delapcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Riverview Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Riverview Bancorp, Inc. and Subsidiary (collectively, "the Company") as of March 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively, "the financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America (U.S.).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses for Loans

Critical Audit Matter Description

As described in Notes 1 and 4 to the financial statements, the Company's allowance for credit losses for loans as of March 31, 2024 was $15,364,000 on a total loan portfolio, net of deferred fees, of $1.02 billion. The allowance for credit losses for loans reflects an estimate of lifetime expected credit losses in the loan portfolio. The measurement of expected credit losses is based on relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the Company's loan portfolio.

We identified the Company's estimate of the allowance for credit losses for loans as a critical audit matter. The principal considerations for our determination of the allowance for credit losses for loans as a critical audit matter related to the high degree of subjectivity in the Company's judgments in determining the qualitative factors, model assumptions, forecasts and forecasting periods. Auditing these complex judgments and assumptions by the Company involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

How the Critical Audit Matter Was Addressed in the Audit

The primary audit procedures we performed to address this critical audit matter included the following, among others:

- We obtained an understanding of the relevant controls related to management's establishment of the qualitative factors, assessment, review and approval of the qualitative factors, and the data used in determining the qualitative factors.
- We evaluated the relevance and the reasonableness of assumptions related to evaluation of the loan portfolio, current and forecasted economic conditions, and other risk factors used in development of the qualitative factors.
- We tested the completeness and accuracy of the significant inputs into the model including the underlying data used to develop the qualitative factors and forecasts.
- We validated the mathematical accuracy of the calculation.
- We evaluated the reasonableness of assumptions and data used by the Company in developing the qualitative factors by comparing these data points to internally developed and third-party sources, as well as other audit evidence gathered.
- We performed analytical procedures to evaluate the directional consistency of changes that occurred in the allowance for credit losses for loans.

DELAP LLP

We have served as the Company's auditor since 2015.

Lake Oswego, Oregon
June 14, 2024

RIVERVIEW BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2024 AND 2023

(In thousands, except share and per share data)	2024	2023
ASSETS		
Cash and cash equivalents (including interest earning deposits in other banks of $12,164 and $10,397)	$ 23,642	$ 22,044
Certificates of deposit held for investment	—	249
Investment securities:		
Available for sale, at estimated fair value	143,196	211,499
Held to maturity, at amortized cost (estimated fair value of $195,519 and $210,214)	229,510	243,843
Loans receivable (net of allowance for credit losses of $15,364 and $15,309)	1,008,649	993,547
Prepaid expenses and other assets	14,469	15,950
Accrued interest receivable	4,415	4,790
Federal Home Loan Bank (“FHLB”) stock, at cost	4,927	6,867
Premises and equipment, net	21,718	20,119
Financing lease right-of-use ("ROU") assets	1,202	1,278
Deferred income taxes, net	9,778	10,286
Goodwill	27,076	27,076
Core deposit intangible ("CDI"), net	271	379
Bank owned life insurance ("BOLI")	32,676	31,785
TOTAL ASSETS	$ 1,521,529	$ 1,589,712
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Deposits	$ 1,231,679	$ 1,265,217
Accrued expenses and other liabilities	16,205	15,730
Advance payments by borrowers for taxes and insurance	581	625
FHLB advances	88,304	123,754
Junior subordinated debentures	27,004	26,918
Finance lease liability	2,168	2,229
Total liabilities	1,365,941	1,434,473
COMMITMENTS AND CONTINGENCIES (See Note 16)		
SHAREHOLDERS' EQUITY:		
Serial preferred stock, $.01 par value; 250,000 shares authorized; issued and outstanding: none	—	—
Common stock, $.01 par value; 50,000,000 shares authorized		
March 31, 2024 – 21,111,043 shares issued and outstanding	211	212
March 31, 2023 – 21,221,960 shares issued and outstanding		
Additional paid-in capital	55,005	55,511
Retained earnings	116,499	117,826
Accumulated other comprehensive loss	(16,127)	(18,310)
Total shareholders' equity	155,588	155,239
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,521,529	$ 1,589,712

See accompanying notes to consolidated financial statements.

RIVERVIEW BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

(In thousands, except share and per share data)	2024	2023	2022
INTEREST AND DIVIDEND INCOME:			
Interest and fees on loans receivable	$ 46,031	$ 44,744	$ 44,079
Interest on investment securities – taxable	8,971	8,784	5,001
Interest on investment securities – nontaxable	261	262	237
Other interest and dividends	1,292	1,876	508
Total interest and dividend income	56,555	55,666	49,825
INTEREST EXPENSE:			
Interest on deposits	8,285	1,502	1,424
Interest on borrowings	10,184	2,558	776
Total interest expense	18,469	4,060	2,200
Net interest income	38,086	51,606	47,625
Provision for (recapture of) credit losses	—	750	(4,625)
Net interest income after provision for (recapture of) credit losses	38,086	50,856	52,250
NON-INTEREST INCOME:			
Fees and service charges	6,269	6,362	7,109
Asset management fees	5,328	4,734	4,107
Loss on sales of available for sale investment securities	(2,729)	—	—
Income from BOLI	891	821	800
BOLI death benefit in excess of cash surrender value	—	—	500
Other, net	483	277	228
Total non-interest income, net	10,242	12,194	12,744
NON-INTEREST EXPENSE:			
Salaries and employee benefits	24,204	23,982	23,635
Occupancy and depreciation	6,872	6,171	5,624
Data processing	2,782	2,722	2,940
Amortization of CDI	108	116	124
Advertising and marketing	1,276	923	614
FDIC insurance premium	708	534	439
State and local taxes	1,010	896	812
Telecommunications	211	204	197
Professional fees	1,375	1,201	1,235
Gain on sale of premises and equipment, net	—	—	(993)
Other	5,181	2,622	2,091
Total non-interest expense	43,727	39,371	36,718
INCOME BEFORE INCOME TAXES	4,601	23,679	28,276
PROVISION FOR INCOME TAXES	802	5,610	6,456
NET INCOME	$ 3,799	$ 18,069	$ 21,820
Earnings per common share:			
Basic	$ 0.18	$ 0.84	$ 0.98
Diluted	0.18	0.83	0.98
Weighted average number of common shares outstanding:			
Basic	21,137,976	21,637,526	22,213,029
Diluted	21,139,322	21,646,101	22,224,947

See accompanying notes to consolidated financial statements.

RIVERVIEW BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

(In thousands)		2024		2023		2022
Net income	$	3,799	$	18,069	$	21,820
Other comprehensive income (loss):						
Net unrealized holding gain (losses) from available for sale investment securities arising during the period, net of tax (expense) benefit of ($34), $2,641, and $3,091, respectively		109		(8,359)		(9,791)
Reclassification adjustment of net loss from sales of available for sale investment securities included in net income, net of tax benefit of ($655), $0, and $0, respectively		2,074		—		—
Total other comprehensive income (loss), net		2,183		(8,359)		(9,791)
Total comprehensive income, net	$	5,982	$	9,710	$	12,029

See accompanying notes to consolidated financial statements.

RIVERVIEW BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

(In thousands, except share and per share data)	Common Stock Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance April 1, 2021	22,351,235	$ 223	$ 63,650	$ 87,881	$ (160)	$ 151,594
Net income	—	—	—	21,820	—	21,820
Cash dividend on common stock ($0.215 per share)	—	—	—	(4,769)	—	(4,769)
Exercise of stock options	6,000	—	17	(1)	—	16
Common stock repurchased	(278,148)	(2)	(1,938)	—	—	(1,940)
Restricted stock grants	69,285	—	—	—	—	—
Restricted stock cancelled	(20,976)	—	—	—	—	—
Stock-based compensation expense	—	—	319	—	—	319
Other comprehensive loss, net	—	—	—	—	(9,791)	(9,791)
Balance March 31, 2022	22,127,396	221	62,048	104,931	(9,951)	157,249
Net income	—	—	—	18,069	—	18,069
Cash dividend on common stock ($0.24 per share)	—	—	—	(5,174)	—	(5,174)
Exercise of stock options	1,511	—	4	—	—	4
Common stock repurchased	(975,666)	(9)	(6,697)	—	—	(6,706)
Restricted stock grants and forfeited, net	68,719	—	—	—	—	—
Stock-based compensation expense	—	—	390	—	—	390
Purchase of subsidiary shares from non-controlling interest	—	—	(234)	—	—	(234)
Other comprehensive loss, net	—	—	—	—	(8,359)	(8,359)
Balance March 31, 2023	21,221,960	212	55,511	117,826	(18,310)	155,239
Adjustment to retained earnings, net of tax; adoption of ASU 2016-13	—	—	—	(53)	—	(53)
Net income	—	—	—	3,799	—	3,799
Cash dividend on common stock ($0.24 per share)	—	—	—	(5,073)	—	(5,073)
Exercise of stock options	12,799	—	36	—	—	36
Common stock repurchased	(109,162)	(1)	(576)	—	—	(577)
Restricted stock grants and forfeited, net	(14,554)	—	—	—	—	—
Stock-based compensation expense	—	—	34	—	—	34
Other comprehensive income, net	—	—	—	—	2,183	2,183
Balance March 31, 2024	21,111,043	$ 211	$ 55,005	$ 116,499	$ (16,127)	$ 155,588

See accompanying notes to consolidated financial statements.

RIVERVIEW BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

(In thousands)		2024		2023		2022
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net income	$	3,799	$	18,069	$	21,820
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		2,761		2,693		3,521
Purchased loans amortization (accretion), net		75		27		(11)
Provision for (recapture of) credit losses		—		750		(4,625)
(Benefit) provision for deferred income taxes		(165)		(144)		1,010
Stock-based compensation expense		34		390		319
Increase (decrease) in deferred loan origination fees, net of amortization		273		(92)		(2,125)
Net loss on sales of investment securities available for sale		2,729		—		—
Net gain on sales of premises and equipment		—		—		(993)
Income from BOLI		(891)		(821)		(800)
BOLI death benefit in excess of cash surrender value		—		—		(500)
Changes in certain other assets and liabilities:						
Prepaid expenses and other assets		3,234		(3,604)		1,336
Accrued interest receivable		375		(140)		586
Accrued expenses and other liabilities		530		(3,553)		(3,075)
Net cash provided by operating activities		12,754		13,575		16,463
CASH FLOWS FROM INVESTING ACTIVITIES:						
Loan (originations) repayments, net		(6,392)		32,755		40,833
Purchases of loans receivable		(9,101)		(51,102)		(85,900)
Principal repayments on investment securities available for sale		16,056		14,422		37,157
Purchases of investment securities available for sale		—		(73,303)		(86,621)
Proceeds from calls and maturities of investment securities available for sale		9,016		2,010		—
Proceeds from sales of investment securities available for sale		43,486		—		—
Principal repayments on investment securities held to maturity		13,916		17,218		9,627
Purchases of investment securities held to maturity		—		(8,496)		(137,936)
Purchases of premises and equipment and capitalized software		(5,612)		(4,964)		(3,254)
Redemption of certificates of deposit held for investment		249		—		—
Redemption (purchase) of FHLB stock, net		1,940		(4,848)		(297)
Proceeds from death benefit on BOLI		—		—		1,305
Proceeds from sales of real estate owned ("REO") and premises and equipment		—		63		3,427
Net cash provided by (used in) investing activities		63,558		(76,245)		(221,659)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Net (decrease) increase in deposits		(33,538)		(268,661)		187,818
Dividends paid		(5,080)		(5,117)		(4,670)
Proceeds from borrowings		605,030		199,779		2,000
Repayment of borrowings		(640,480)		(76,025)		(2,000)
Net (decrease) increase in advance payments by borrowers for taxes and insurance		(44)		70		34
Principal payments on finance lease liability		(61)		(54)		(46)
Proceeds from exercise of stock options		36		4		16
Repurchase of common stock		(577)		(6,706)		(1,940)
Net cash (used in) provided by financing activities		(74,714)		(156,710)		181,212
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,598		(219,380)		(23,984)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		22,044		241,424		265,408
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	23,642	$	22,044	$	241,424
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:						
Cash paid during the period for:						
Interest	$	17,244	$	3,742	$	1,947
Income taxes		1,866		6,239		5,410
NONCASH INVESTING AND FINANCING ACTIVITIES:						
Dividends declared and accrued in other liabilities	$	1,267	$	1,274	$	1,217
Net unrealized holding gains (losses) from available for sale investment securities		143		(11,000)		(12,882)
Income tax effect related to other comprehensive income (loss)		(34)		2,641		3,091
Reclassification adjustment related to loss on sale of available for sale investment securities		2,729		—		—
Income tax effect related to loss on sale of available for sale investment securities		(655)		—		—
ROU assets obtained in exchange for operating lease liabilities		—		—		441
Adjustment to retained earnings, net of deferred tax; - adoption of ASU 2016-13		(53)		—		—

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Riverview Bancorp, Inc.; its wholly-owned subsidiary, Riverview Bank (the "Bank"); the Bank's wholly-owned subsidiaries, Riverview Services, Inc. and Riverview Trust Company (the "Trust Company") (collectively referred to as the "Company"). As a Washington state-chartered commercial bank, the Bank's regulators are the Washington State Department of Financial Institutions ("WDFI") and the Federal Deposit Insurance Corporation ("FDIC"). The Board of Governors of the Federal Reserve System ("Federal Reserve") is the primary federal regulator for Riverview Bancorp, Inc. All inter-company transactions and balances have been eliminated in consolidation.

The Company has three subsidiary grantor trusts which were established in connection with the issuance of trust preferred securities (see Note 9). In accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles" or "GAAP"), the accounts and transactions of the trusts are not included in the accompanying consolidated financial statements.

Nature of Operations – The Bank is a community-oriented financial institution which operates 17 branches in rural and suburban communities in southwest Washington State and Multnomah, Washington and Marion counties of Oregon. The Bank is engaged primarily in the business of attracting deposits from the general public and using such funds, together with other borrowings, to make various commercial business, commercial real estate, land, multi-family real estate, real estate construction and consumer loans. Additionally, the Trust Company offers trust and investment services and Riverview Services, Inc. acts as a trustee for deeds of trust on mortgage loans granted by the Bank and receives a reconveyance fee for each deed of trust.

Business segments – The Company's operations are managed along two operating segments, consisting of banking operations performed by the Bank and trust and investment services performed by the Trust Company. While the chief operating decision maker uses financial information related to these segments to analyze business performance and allocate resources, the trust and investment services segment does not meet the quantitative threshold under GAAP to be considered a reportable segment. As such, these operating segments are aggregated into a single reportable operating segment in the consolidated financial statements. No revenues are derived from foreign countries.

Use of Estimates in the Preparation of Consolidated Financial Statements – The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of related revenue and expense during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for credit losses ("ACL"), the valuation of investment securities, and the valuation of goodwill for potential impairment.

Cash and Cash Equivalents – Cash and cash equivalents include amounts on hand, due from banks and interest-earning deposits in other banks. Cash and cash equivalents have a maturity of 90 days or less at the time of purchase.

Certificates of Deposit Held for Investment – Certificates of deposit held for investment include amounts invested with financial institutions at a stated interest rate and maturity date. Early withdrawal penalties apply; however, the Company plans to hold these investments to maturity.

Investment Securities – Investments in debt securities are classified as held to maturity when the Company has the ability and positive intent to hold such securities to maturity. Investments in debt securities held to maturity are carried at amortized cost. Investments in debt securities bought and held principally for the purpose of sale in the near-term are classified as trading securities. Investments in debt securities that the Company intends to hold for an indefinite period, but not necessarily to maturity, are classified as available for sale. Such debt securities may be sold to implement the Company's asset/liability management strategies and in response to changes in interest rates and similar factors. Investments in debt securities available for sale are reported at estimated fair value. Unrealized gains and losses on investment securities available for sale, net of the related deferred tax effect, are included in total comprehensive income and are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on sales of investments in debt securities available for sale, determined using the specific identification method, are included in earnings on the trade date. Amortization of premiums and accretion of discounts are recognized in interest income over the period to contractual maturity or expected call, if sooner. The Company's investment portfolio consists of debt securities and does not include any equity securities.

The Company analyzes investments in debt securities to determine whether there have been any events or economic circumstances to indicate that a security has incurred a credit-related loss. The Company considers many factors including recent events specific to the issuer or industry, and for debt securities, external credit ratings and recent downgrades. Credit component losses are reported in non-interest income when the present value of expected future cash flows is less than the amortized cost. Noncredit component losses are recorded in other comprehensive income (loss) when the Company (1) does not intend to sell the security or (2) is not more likely than not to have to sell the security prior to the security's anticipated recovery. If the Company is likely to sell an investment in a debt security, any noncredit component losses are recognized and are reported in non-interest income.

Loans Receivable – Loans are stated at the amount of unpaid principal, reduced by net deferred loan origination fees and an ACL. Interest on loans is accrued daily based on the principal amount outstanding.

Loans are reviewed regularly and it is the Company's general policy that a loan is past due when it is 30 days to 89 days delinquent. In general, when a loan is 90 days or more delinquent or when collection of principal or interest appears doubtful, it is placed on non-accrual status, at which time the accrual of interest ceases and a reserve for unrecoverable accrued interest is established and charged against operations. As a general practice, payments received on non-accrual loans are applied to reduce the outstanding principal balance on a cost recovery method. Also, as a general practice, a loan is not removed from non-accrual status until all delinquent principal, interest and late fees have been brought current and the borrower has demonstrated a history of performance based upon the contractual terms of the note. A history of repayment performance generally would be a minimum of six months.

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the yield of the related loan.

Acquired Loans – Purchased loans, including loans acquired in business combinations, are recorded at their estimated fair value at the acquisition date. Credit discounts are included in the determination of fair value; therefore, an ACL is not recorded at the acquisition date. Acquired loans are evaluated upon acquisition and classified as either purchased credit-impaired ("PCI") or purchased non-credit-impaired. PCI loans reflect credit deterioration since origination such that it is probable at acquisition that the Company will be unable to collect all contractually required payments. The excess of the cash flows expected to be collected over a PCI loan's carrying value is considered to be the accretable yield and is recognized as interest income over the estimated life of the PCI loan using the effective yield method. The excess of the undiscounted contractual balances due over the cash flows expected to be collected is considered to be the nonaccretable difference. The nonaccretable difference represents the Company's estimate of the credit losses expected to occur and would be considered in determining the estimated fair value of the loans as of the acquisition date. Subsequent to the acquisition date, any increases in expected cash flows over those expected at the purchase date in excess of fair value are adjusted through a change to the accretable yield on a prospective basis. Any subsequent decreases in expected cash flows attributable to credit deterioration are recognized by recording an ACL. The Company had no PCI loans as of March 31, 2024 and 2023.

For purchased non-credit-impaired loans, the difference between the fair value and unpaid principal balance of the loan at the acquisition date is amortized or accreted to interest income over the lives of the related loans. Any subsequent deterioration in credit quality is recognized by recording an ACL.

ACL on Available for Sale Debt Securities - Each reporting period, the Company assesses each available for sale debt security that is in an unrealized loss position to determine whether the decline in fair value below the amortized cost basis results from a credit loss or other factors. The Company did not record an ACL on available for sale debt securities at March 31, 2024 or upon adoption of ASU 2016-13 on April 1, 2023. As of both dates, the Company considered the unrealized losses across the classes of major security-type to be related to fluctuations in market conditions, primarily interest rates, and not reflective of a deterioration in credit value.

For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If the Company intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovering its cost basis, the entire impairment loss would be recognized in earnings. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, Management considers the extent to which fair value is less than amortized costs, any changes to the rating of the security by a rating agency and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. Projected cash flows are discounted by the current effective interest rate. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. The remaining impairment related to all other factors, the difference between the present value of the cash flows expected to be collected and fair value, is recognized as a charge to accumulated other comprehensive income (loss) ("AOCI").

ACL on Held to Maturity Debt Securities – The Company separately evaluates its held to maturity debt securities for any credit losses based on probability of default and loss given default utilizing historical industry data based on investment category. The probability of default and loss given default are incorporated into the present value of expected cash flows and compared against amortized cost. The Company did not record an ACL on held to maturity debt securities at March 31, 2024 or upon adoption of ASU 2016-13 on April 1, 2023 as the impact was insignificant.

ACL on Loans – The Company adopted the new accounting standard for the ACL (ASU 2016-13), commonly referred to as the current expected credit losses or CECL methodology, as of April 1, 2023. All disclosures as of and for the year ended March 31, 2024 are presented in accordance with ASU 2016-13. The comparative financial periods prior to the adoption of this new accounting standard are presented and disclosed under previously applicable GAAP's incurred loss methodology, which is not directly comparable to the recently adopted CECL methodology. For further information regarding the ACL, see Note 4 to the Consolidated Financial Statements. As a result of implementing ASU 2016-13, there was a one-time adjustment to the fiscal year 2024 opening ACL balance of $42,000. The Company elected not to measure an ACL for accrued interest receivable on loans and instead elected to reverse interest income on loans or securities that are placed on nonaccrual status, which is generally when the instrument is 90 days past due, or earlier if the Company believes the collection of interest is doubtful. The Company has concluded that this policy results in the timely reversal of uncollectible interest.

The ACL for loans is an estimate of the expected credit losses on financial assets measured at amortized cost. The ACL for loans is evaluated based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. The Company then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period that historical experience was based for each loan type. Finally, the Company consider forecasts about future economic conditions or changes in collateral values that are reasonable and supportable. The Company estimates the expected credit losses over the loans' contractual terms, adjusted for expected prepayments. The ACL for loans is calculated for loan segments utilizing loan level information and relevant information from internal and external sources related to past events and current conditions.

The methodology for estimating the amount of expected credit losses has two basic components: a general component for estimated expected credit losses for pools of loans that share similar risk characteristics and an individual component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans. The Company's ACL model methodology is to build a reserve rate using historical life of loan default rates combined with assessments of current loan portfolio information and current and forecasted economic environment and business cycle information. The model uses statistical analysis to determine the life of loan default rates for the quantitative component and analyzes qualitative factors (Q-Factors) that assess the current loan portfolio conditions and forecasted economic environment and collateral values. For loans that are individually evaluated, an allowance is established when the discounted cash flows or collateral value (less estimated selling costs, if applicable) of the impaired loan is lower than the carrying value of that loan.

When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the ACL. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; the Company has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; and/or the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement. Management's evaluation of the ACL for loans is based on ongoing, quarterly assessments of the known and inherent risks in the loan portfolio. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's ACL for loans and may require the Company to make additions to the ACL for loans based on their judgment about information available to them at the time of their examinations.

ACL for Unfunded Loan Commitments – The allowance for unfunded loan commitments is maintained at a level believed by management to be sufficient to absorb estimated expected losses related to these unfunded credit facilities. The determination of the adequacy of the allowance is based on periodic evaluations of the unfunded credit facilities including an assessment of the probability of commitment usage, credit risk factors for loans outstanding to these same customers, and the terms and expiration dates of the unfunded credit facilities. Changes in the allowance for credit losses – unfunded loan commitments are recognized as provision for (or recapture of) credit loss expense and added to the allowance for credit losses – unfunded loan commitments, which is included in accrued expenses and other liabilities in the consolidated balance sheets.

REO – REO consists of properties acquired through foreclosure and is initially recorded at the estimated fair value of the properties, less estimated costs of disposal. At the time of foreclosure, specific charge-offs are taken against the ACL based upon a detailed analysis of the fair value of collateral on the underlying loans on which the Company is in the process of foreclosing. Subsequently, the Company performs an evaluation of the properties and records a valuation allowance with an offsetting charge to REO expenses for any declines in value. Management considers third-party appraisals, as well as independent fair market value assessments from realtors or persons involved in selling real estate, in determining the estimated fair value of particular properties. In addition, as certain of these third-party appraisals and independent fair market value assessments are only updated periodically, changes in the values of specific properties may have occurred subsequent to the most recent appraisals. The amounts the Company will ultimately recover and record in the accompanying consolidated financial statements from the disposition of REO may differ from the amounts used in arriving at the net carrying value of these assets because of future market factors beyond the Company's control or because of changes in the Company's strategy for the sale of the property. Costs relating to development and improvement of the properties or assets are capitalized, while costs relating to holding the properties or assets are expensed. The Company held no REO at March 31, 2024 and 2023. At March 31, 2024, there were no mortgage loans secured by residential real estate for which formal foreclosure proceedings were in process.

Federal Home Loan Bank Stock – The Bank, as a member of the Federal Home Loan Bank of Des Moines ("FHLB"), is required to maintain a minimum investment in capital stock of the FHLB based on specific percentages of its outstanding FHLB advances. The Company's investment in FHLB stock is carried at cost, which approximates fair value. The Company views its investment in FHLB stock as a long-term investment. Accordingly, when evaluating FHLB stock for impairment, the value is determined based on the ultimate redemption of the par value rather than recognizing temporary declines in value. The determination of whether a decline affects the ultimate redemption value is influenced by criteria such as: (1) the significance of any decline in net assets of the FHLB as compared to the capital stock amount of the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on institutions and, accordingly, the customer base of the FHLB, and (4) the liquidity position of the FHLB. The Company has determined there is no impairment on the FHLB stock investment at March 31, 2024 and 2023.

Premises and Equipment – Premises and equipment are stated at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the estimated term of the related lease or the estimated useful life of the improvements, whichever is less. Depreciation and amortization are generally computed on the straight-line method over the following estimated useful lives: buildings and improvements – up to 45 years; furniture and equipment – 3 to 20 years; and leasehold improvements – 15 to 25 years, or estimated lease term if shorter. Gains or losses on dispositions are reflected in earnings. The cost of maintenance and repairs is charged to expense as incurred. Assets are reviewed for impairment when events indicate their carrying value may not be recoverable. If management determines impairment exists the asset is reduced by an offsetting charge to expense.

The assets held under the finance lease are amortized on a straight-line basis over the lease term and the amortization is included in depreciation and amortization expense.

Mortgage Servicing Rights ("MSRs") – The Company services certain loans that it has originated and sold to the Federal Home Loan Mortgage Corporation ("FHLMC"). Loan servicing includes collecting payments; remitting funds to investors, insurance companies and tax authorities; collecting delinquent payments; and foreclosing on properties when necessary. Fees earned for servicing loans for the FHLMC are reported as income when the related mortgage loan payments are collected. Loan servicing costs are charged to expense as incurred. In addition, the Company has recorded MSRs, which represent the rights to service loans.

The Company records its originated MSRs at fair value in accordance with GAAP, which requires the Company to allocate the total cost of all mortgage loans sold between loans sold with MSRs retained and loans with MSRs released, based on their relative fair values if it is practicable to estimate those fair values. The Company stratifies its MSRs based on the predominant characteristics of the underlying financial assets including the coupon interest rate and the contractual maturity of the mortgage. The Company is amortizing the MSRs in proportion to and over the period of estimated net servicing income. MSRs were fully amortized at March 31, 2023.

Business Combinations, CDI and Goodwill – GAAP requires the total purchase price in a business combination to be allocated to the estimated fair values of assets acquired and liabilities assumed, including certain intangible assets. Subsequent adjustments to the initial allocation of the purchase price may be made related to fair value estimates for which all relevant information has not been obtained, known, or discovered relating to the acquired entity during the allocation period (which is the period of time required to identify and measure the estimated fair values of the assets acquired and liabilities assumed in a business combination). The allocation period is generally limited to one year following consummation of a business combination.

CDI represents the value assigned to demand, interest checking, money market and savings accounts acquired as part of a business combination. CDI represents the future economic benefit of the potential cost savings from acquiring core deposits as part of a business combination compared to the cost of alternative funding sources. CDI is amortized to non-interest expense using an accelerated method based on an estimated runoff of related deposits over a period of ten years. CDI is evaluated for impairment and recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable, with any changes in estimated useful life accounted for prospectively over the revised remaining life. At both March 31, 2024 and 2023, gross CDI was $1.4 million. At March 31, 2024 and 2023, accumulated amortization was $1.1 million and $984,000, respectively. The amortization expense for CDI in future years is estimated to be $100,000, $93,000, and $78,000, for the years ending March 31, 2025, 2026, and 2027, respectively.

Goodwill and certain other intangibles generally arise from business combinations. Goodwill and other intangibles generated from business combinations that are deemed to have indefinite lives are not subject to amortization and are instead tested for impairment not less than annually. The Company performs an annual review in the third quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill is impaired (see Note 6).

BOLI – BOLI policies are recorded at their cash surrender value less applicable surrender charges. Income from BOLI is recognized when earned.

Advertising and Marketing – Costs incurred for advertising, merchandising, market research, community investment and business development are classified as advertising and marketing expense and are expensed as incurred.

Income Taxes – Income taxes are accounted for using the asset and liability method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates which will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in the Company's income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Valuation allowances are established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not that all or some portion of the potential deferred tax asset will not be realized. The Company files a consolidated federal income tax return. The Bank provides for income taxes separately and remits to the Company amounts currently due.

Transfers of financial assets – Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Trust Assets – Assets held by the Trust Company in a fiduciary or agency capacity for trust customers are not included in the consolidated financial statements because such items are not assets of the Company. Assets totaling $961.8 million were held in trust as of March 31, 2024 compared to $890.6 million as of March 31, 2023.

Earnings Per Share – GAAP requires all companies whose capital structure includes dilutive potential common shares to make a dual presentation of basic and diluted earnings per share for all periods presented. The Company's basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, without consideration of any dilutive items. Nonvested shares of restricted stock are included in the computation of basic earnings per share because the holder has voting rights and shares in non-forfeitable dividends during the vesting period. The Company's diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and has been computed after considering to the weighted average diluted effect of the Company's stock options.

Stock-Based Compensation – The Company measures compensation cost for all stock-based awards based on the grant-date fair value of the awards and recognizes compensation cost over the service period of stock-based awards. The fair value of stock options is determined using the Black-Scholes valuation model. The fair value of restricted stock is determined based on the grant date fair value of the Company's common stock.

Accounting Pronouncements Recently Issued or Adopted –

Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments - Credit Losses (Topic 326)* as amended by ASU 2018-19, ASU 2019-04 and ASU 2019-05, was originally issued by the Financial Accounting Standards Board ("FASB") in June 2016. This ASU replaces the incurred loss methodology that delays recognition until it is probable a loss has been incurred with an expected loss methodology that is referred to as the CECL methodology. The amendments in this ASU require a financial asset that is measured at amortized cost to be presented at the net amount expected to be collected. The income statement would then reflect the measurement of credit losses for newly recognized financial assets as well as changes to the expected credit losses that have taken place during the reporting period. The measurement of expected credit losses will be based on historical information, current conditions, and reasonable and supportable forecasts that impact the collectability of the reported amount. Available-for-sale securities will bifurcate the fair value mark and establish an ACL for available-for-sale securities through the income statement for the credit portion of that mark. The adoption of CECL had an insignificant impact on the Company's held to maturity and available for sale securities portfolios. The interest portion will continue to be recognized through accumulated other comprehensive income or loss. The change in the ACL recognized as a result of adoption will occur through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the ASU is adopted. This ASU is effective for smaller reporting companies, such as the Company, for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. ASU 2019-05 issued in April 2019 further provides that entities that have certain financial instruments measured at amortized cost that has credit losses, to irrevocably elect the fair value option in Subtopic 825-10, upon adoption of ASU 2016-13. The fair value option applies to available-for-sale debt securities. This ASU is effective upon adoption of ASU 2016-13, and should be applied on a modified-retrospective basis as a cumulative-effect adjustment to the opening balance of retained earnings in the statement of financial condition as of the adoption date. On April 1, 2023, the Company adopted

ASU 2016-13, which resulted in a net of tax charge of $53,000 to retained earnings, a $42,000 increase to ACL for loans, and a $28,000 increase to ACL on unfunded commitments for the cumulative effect of adopting this guidance.

In March 2022, the FASB issued ASU 2022-02, *Financial Instruments – Credit Losses (Topic 326)*: Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for TDRs by creditors while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Additionally, the ASU requires public business entities to disclose current-period gross write offs by year of origination for financial receivables and net investments in leases. This ASU is effective upon adoption of ASU 2016-13. On April 1, 2023, the Company adopted this ASU at the same time ASU 2016-13 was adopted. The Company had no loans modified to borrowers experiencing financial difficulty during the year ended March 31, 2024. The Company had $13,000 in write offs and $26,000 in recoveries from other installment loans for the year ended March 31, 2024.

Reclassifications – Certain prior period amounts have been reclassified to conform to the current period presentation; such reclassifications had no effect on previously reported net income or total shareholders' equity.

2. RESTRICTED ASSETS

Regulations of the Federal Reserve require that the Bank maintain minimum reserve balances either on hand or on deposit with the Federal Reserve Bank of San Francisco ("FRB") based on a percentage of deposits. Effective March 26, 2020, the reserve requirement was reduced to zero and the Bank was not required to maintain any such reserve balances as of March 31, 2024 and 2023, respectively.

3. INVESTMENT SECURITIES

The amortized cost and approximate fair value of investment securities consisted of the following at the dates indicated (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
March 31, 2024				
Available for sale:				
Municipal securities	$ 41,657	$ 20	$ (6,541)	$ 35,136
Agency securities	47,818	—	(4,241)	43,577
Real estate mortgage investment conduits [1]	31,424	—	(5,759)	25,665
Residential mortgage-backed securities [1]	13,519	3	(971)	12,551
Other mortgage-backed securities [2]	29,998	3	(3,734)	26,267
Total available for sale	$ 164,416	$ 26	$ (21,246)	$ 143,196
Held to maturity:				
Municipal securities	$ 10,321	$ —	$ (2,789)	$ 7,532
Agency securities	54,123	—	(4,522)	49,601
Real estate mortgage investment conduits [1]	31,752	—	(5,171)	26,581
Residential mortgage-backed securities [1]	112,834	—	(18,196)	94,638
Other mortgage-backed securities [3]	20,480	—	(3,313)	17,167
Total held to maturity	$ 229,510	$ —	$ (33,991)	$ 195,519

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
March 31, 2023				
Available for sale:				
Municipal securities	$ 47,857	$ 16	$ (7,612)	$ 40,261
Agency securities	91,858	23	(5,974)	85,907
Real estate mortgage investment conduits [1]	34,247	—	(5,370)	28,877
Residential mortgage-backed securities [1]	16,512	—	(1,041)	15,471
Other mortgage-backed securities [2]	45,117	4	(4,138)	40,983
Total available for sale	$ 235,591	$ 43	$ (24,135)	$ 211,499
Held to maturity:				
Municipal securities	$ 10,344	$ —	$ (2,859)	$ 7,485
Agency securities	53,941	—	(5,091)	48,850
Real estate mortgage investment conduits [1]	35,186	—	(4,769)	30,417
Residential mortgage-backed securities [1]	123,773	—	(17,542)	106,231
Other mortgage-backed securities [3]	20,599	—	(3,368)	17,231
Total held to maturity	$ 243,843	$ —	$ (33,629)	$ 210,214

[1] Comprised of FHLMC, Federal National Mortgage Association ("FNMA") and Ginnie Mae ("GNMA") issued securities.
[2] Comprised of U.S. Small Business Administration ("SBA") issued securities and commercial real estate ("CRE") secured securities issued by FNMA and FHLMC.
[3] Comprised of FHLMC and FNMA issued securities.

During the third fiscal quarter of 2022, the Company reassessed the classification of certain investment securities and transferred $85.8 million of U.S. government and agency securities from the available for sale classification to the held to maturity classification. The net unrealized after tax gain of $18,000 was deemed insignificant and the book balance of investment securities were transferred. No gains or losses were recognized in connection with the transfer.

The contractual maturities of investment securities as of March 31, 2024 are as follows (in thousands):

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 19,359	$ 19,192	$ 11,900	$ 11,658
Due after one year through five years	39,990	35,484	39,448	36,158
Due after five years through ten years	36,950	32,038	20,280	16,815
Due after ten years	68,117	56,482	157,882	130,888
Total	$ 164,416	$ 143,196	$ 229,510	$ 195,519

Expected maturities of investment securities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

The fair value of temporarily impaired investment securities, the amount of unrealized losses and the length of time these unrealized losses existed are as follows at the dates indicated (in thousands):

	Less than 12 months		12 months or longer		Total	
March 31, 2024	**Estimated Fair Value**	**Unrealized Losses**	**Estimated Fair Value**	**Unrealized Losses**	**Estimated Fair Value**	**Unrealized Losses**
Available for sale:						
Municipal securities	$ —	$ —	$ 32,748	$ (6,541)	$ 32,748	$ (6,541)
Agency securities	—	—	43,577	(4,241)	43,577	(4,241)
Real estate mortgage investment conduits [1]	—	—	25,665	(5,759)	25,665	(5,759)
Residential mortgage-backed securities [1]	—	—	12,073	(971)	12,073	(971)
Other mortgage-backed securities [2]	534	(1)	25,403	(3,733)	25,937	(3,734)
Total available for sale	$ 534	$ (1)	$ 139,466	$ (21,245)	$ 140,000	$ (21,246)
Held to maturity:						
Municipal securities	$ —	$ —	$ 7,532	$ (2,789)	$ 7,532	$ (2,789)
Agency securities	—	—	49,601	(4,522)	49,601	(4,522)
Real estate mortgage investment conduits [1]	—	—	26,581	(5,171)	26,581	(5,171)
Residential mortgage-backed securities [1]	—	—	94,638	(18,196)	94,638	(18,196)
Other mortgage-backed securities [3]	—	—	17,167	(3,313)	17,167	(3,313)
Total held to maturity	$ —	$ —	$ 195,519	$ (33,991)	$ 195,519	$ (33,991)
March 31, 2023						
Available for sale:						
Municipal securities	$ 6,277	$ (133)	$ 32,797	$ (7,479)	$ 39,074	$ (7,612)
Agency securities	43,451	(747)	36,646	(5,227)	80,097	(5,974)
Real estate mortgage investment conduits [1]	2,693	(97)	26,184	(5,273)	28,877	(5,370)
Residential mortgage-backed securities [1]	3,449	(147)	12,022	(894)	15,471	(1,041)
Other mortgage-backed securities [2]	13,876	(376)	26,619	(3,762)	40,495	(4,138)
Total available for sale	$ 69,746	$ (1,500)	$ 134,268	$ (22,635)	$ 204,014	$ (24,135)
Held to maturity:						
Municipal securities	$ —	$ —	$ 7,485	$ (2,859)	$ 7,485	$ (2,859)
Agency securities	8,413	(240)	40,437	(4,851)	48,850	(5,091)
Real estate mortgage investment conduits [1]	2,580	(191)	27,837	(4,578)	30,417	(4,769)
Residential mortgage-backed securities [1]	2	—	106,229	(17,542)	106,231	(17,542)
Other mortgage-backed securities [3]	—	—	17,231	(3,368)	17,231	(3,368)
Total held to maturity	$ 10,995	$ (431)	$ 199,219	$ (33,198)	$ 210,214	$ (33,629)

[1] Comprised of FHLMC, FNMA and GNMA issued securities.
[2] Comprised of SBA and CRE secured securities issued by FHLMC and FNMA.
[3] Comprised of CRE secured securities issued by FHLMC and FNMA.

The Company does not believe that the unrealized losses at March 31, 2024 and 2023, were related to credit quality. The Company expects the fair value of these securities to recover as the securities approach their maturity dates or sooner if market yields for such securities decline. The declines in fair market values of these securities were mainly attributable to changes in market interest rates, credit spreads, market volatility and liquidity conditions. As such, the Company determined that no ACL was required. Based on management's evaluation and intent, the unrealized losses related to the investment securities in the above tables are considered temporary.

The Company received proceeds from the sales of available for sale investment securities totaling $43.5 million for the year ended March 31, 2024. Gross realized losses on sales of available for sale investment securities totaled $2.7 million for the year ended March 31, 2024 and are included in other non-interest income in the accompanying consolidated statements of income. The Company had no sales and realized no gains or losses on sales of investment securities for the years ended March 31, 2023 and 2022.

Investment securities available for sale with an amortized cost of $2.6 million and $3.2 million and a fair value of $2.4 million and $2.9 million at March 31, 2024 and 2023, respectively, were pledged as collateral for government public funds held by the Bank. Investment securities held to maturity with an amortized cost of $11.2 million and $12.3 million and a fair value of $9.3 million and $10.4 million at March 31, 2024 and 2023, respectively, were pledged as collateral for government public funds held by the Bank. Investment securities held to maturity with an amortized cost of $151.2 million and a fair value of $126.1 million at March 31, 2024, were pledged as collateral to the FRB.

4. **LOANS AND ACL**

Loans receivable are reported net of deferred loan fees and discounts, and inclusive of premiums. At March 31, 2024, deferred loan fees totaled $4.7 million compared to $4.4 million at March 31, 2023. Loans receivable discounts and premiums totaled $1.3 million and $1.9 million, respectively, as of March 31, 2024, compared to $1.4 million and $2.1 million, respectively, as of March 31, 2023. Loans receivable consisted of the following at the dates indicated (in thousands):

	March 31, 2024	March 31, 2023
Commercial and construction		
Commercial business	$ 229,404	$ 232,868
Commercial real estate	583,501	564,496
Land	5,693	6,437
Multi-family	70,771	55,836
Real estate construction	36,538	47,762
Total commercial and construction	925,907	907,399
Consumer		
Real estate one-to-four family	96,366	99,673
Other installment	1,740	1,784
Total consumer	98,106	101,457
Total loans	1,024,013	1,008,856
Less: ACL for loans [1]	15,364	15,309
Loans receivable, net	$ 1,008,649	$ 993,547

(1)   All amounts prior to April 1, 2023 were calculated using the previous incurred loss methodology to compute our allowance for loan losses, which is not directly comparable to the current expected credit losses ("CECL") methodology.

The Company's loan portfolio includes originated and purchased loans. Originated loans and purchased loans for which there was no evidence of credit deterioration at their acquisition date and for which it was probable that the Company would be able to collect all contractually required payments, are referred to collectively as "loans". The Company originates commercial business, commercial real estate, land, multi-family real estate, real estate construction, residential real estate and other consumer loans. At March 31, 2024 and 2023, the Company had no loans to foreign domiciled businesses or foreign countries, or loans related to highly leveraged transactions. Substantially all of the mortgage loans in the Company's loan portfolio are secured by properties located in Washington and Oregon, and accordingly, the ultimate collectability of a substantial portion of the Company's loan portfolio is susceptible to changes in the local economic conditions in these markets. Loans and extensions of credit outstanding at one time to one borrower are generally limited by federal regulations to 15% of the Bank's shareholders' equity, excluding accumulated other comprehensive income (loss) ("AOCI"). The Company considers its loan portfolio to have very little exposure to sub-prime mortgage loans since the Company has not historically engaged in this type of lending. At March 31, 2024, loans carried at $682.1 million were pledged as collateral to the FHLB and FRB for borrowing arrangements.

Aggregate loans to officers and directors, all of which are current, consisted of the following for the periods indicated (in thousands):

	Year Ended March 31,		
	2024	2023	2022
Beginning balance	$ 2,847	$ 3,790	$ 5,308
Originations	—	—	32
Principal repayments	(651)	(943)	(1,550)
Ending balance	$ 2,196	$ 2,847	$ 3,790

Loan segment risk characteristics – The Company considers its loan classes to be the same as its loan segments. The following are loan segment risk characteristics of the Company's loan portfolio:

Commercial business – Commercial business loans are primarily made based on the operating cash flows of the borrower or conversion of working capital assets to cash and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers may be volatile and the value of the collateral securing these loans may be difficult to measure. Most commercial business loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and generally include a personal guarantee based on a review of personal financial statements. The Company will extend some short-term loans on an unsecured basis to highly qualified borrowers. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable or other business assets, the liquidation of collateral in the event of a borrower default is often an insufficient source of repayment, because accounts receivable may be uncollectible and inventories and equipment may be obsolete or of limited use. Accordingly, the repayment of a commercial business loan depends primarily on the credit-worthiness of the borrower (and any guarantors), while the liquidation of collateral is a secondary and potentially insufficient source of repayment. The Company attempts to mitigate these risks by adhering to its underwriting policies in evaluating the management of the business and the credit-worthiness of the borrowers and the guarantors.

Commercial real estate – The Company originates commercial real estate loans within its primary market areas secured by properties such as office buildings, warehouse/industrial, retail, assisted living, single purpose facilities, and other commercial properties. These are cash flow loans that share characteristics of both real estate and commercial business loans. The primary source of repayment is cash flow from the operation of the collateral property and secondarily through liquidation of the collateral. These loans are generally higher risk than other classifications of loans in that they typically involve higher loan amounts, are dependent on the management experience of the owners, and may be adversely affected by conditions in the real estate market or the economy. Owner-occupied commercial real estate loans are generally of lower credit risk than non-owner occupied commercial real estate loans as the borrowers' businesses are likely dependent on the properties. Underwriting for these loans is primarily dependent on the repayment capacity derived from the operation of the occupying business rather than rents paid by third-parties. The Company attempts to mitigate these risks by generally limiting the maximum loan-to-value ratio to 65%-80% depending on the property type and scrutinizing the financial condition of the borrower, the quality of the collateral and the management of the property securing the loan.

Land – The Company has historically originated loans for the acquisition of raw land upon which the purchaser can then build or make improvements necessary to build or sell as improved lots. Currently, the Company is originating new land loans on a limited basis. Loans secured by undeveloped land or improved lots involve greater risks than one-to-four family residential mortgage loans because these loans are more difficult to evaluate. If the estimate of value proves to be inaccurate, in the event of default or foreclosure, the Company may incur a loss. The Company attempts to minimize this risk by generally limiting the maximum loan-to-value ratio on raw land loans to 65% and on improved land loans to 75%.

Multi-family – The Company originates loans secured by multi-family dwelling units (more than four units). These loans involve a greater degree of risk than one-to-four family residential mortgage loans as these loans are usually greater in amount, dependent on the cash flow capacity of the project, and are more difficult to evaluate and monitor. Repayment of loans secured by multi-family properties typically depends on the successful operation and management of the properties. Consequently, repayment of such loans may be affected by adverse conditions in the real estate market or economy. The Company attempts to mitigate these risks by thoroughly evaluating the global financial condition of the borrower, the management experience of the borrower, and the quality of the collateral property securing the loan.

Real estate construction – The Company originates construction loans for one-to-four family residential, multi-family, and commercial real estate properties. The one-to-four family residential construction loans include construction of consumer custom homes whereby the home buyer is the borrower as well as speculative and presold loans for home builders. Speculative one-to four-family construction loans are loans for which the home builder does not have, at the time of the loan origination, a signed contract with a home buyer who has a commitment for permanent financing with the Company or another lender for the finished home. The home buyer may be identified either during or after the construction period. Presold construction loans are made to homebuilders who, at the time of construction, have a signed contract with a home buyer who has a commitment for permanent financing for the finished home from the Company or another lender. Multi-family construction loans are originated to construct apartment buildings and condominium projects. Commercial construction loans are originated to construct properties such as office buildings, retail rental space and mini-storage facilities, and assisted living facilities. All construction loans are short-term and generally the rate is variable in nature. Construction lending can involve a higher level of risk than other types of lending because funds are advanced based on a prospective value of the project at completion, the total estimated construction cost of the project, and the borrowers' equity at risk. Additionally, the repayment of the loan is conditional on the success of the ultimate project which is subject to interest rate changes, governmental regulations, general economic conditions and the ability of the borrower to sell or lease the property or refinance the indebtedness. If the Company's estimate of the value of a project at completion proves to be overstated, it may have inadequate security for repayment of the loan and may incur a loss if the borrower does not repay the loan. Projects may also be jeopardized by disagreements between borrowers and builders and by the failure of builders to pay subcontractors. A speculative home construction loan carries more risk because the payoff for the loan depends on the builder's ability to sell the property prior to the time that the construction loan is due. Although the nature of real estate construction loans is such that they are generally more difficult to evaluate and monitor, the Company attempts to closely monitor the construction project by on-site inspections. The Company also attempts to mitigate the risks of construction lending by adhering to its underwriting policies, disbursement procedures and monitoring practices.

Real estate one-to-four family – The Company originates both fixed-rate and adjustable-rate loans secured by one- to-four family residences located in its primary market areas. The majority of the fixed-rate one-to-four family loans are sold in the secondary market for asset/liability management purposes and to generate non-interest income. The Company's lending policies generally limit the maximum loan-to-value on one-to-four family loans to 80% of the lesser of the appraised value or the purchase price. In a situation where a loan exceeds 80% loan-to value, the Company usually obtains private mortgage insurance on the portion of the principal amount that exceeds 80% of the appraised value of the property. Terms of maturity typically range from 15 to 30 years. The Company also originates home equity lines of credit and second mortgage loans. Home equity lines of credit and second mortgage loans have a greater credit risk than one-to-four family residential mortgage loans because they are secured by mortgages subordinated to the existing first mortgage on the property, which may or may not be held by the Company. The Company attempts to mitigate residential lending risks by adhering to its underwriting policies in evaluating the collateral and the credit-worthiness of the borrower.

Other installment – The Company originates other consumer loans, which include automobile, boat, motorcycle, recreational vehicle, savings account and unsecured loans. Other consumer loans generally have shorter terms to maturity than mortgage loans. Other consumer loans generally involve a greater degree of risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The Company attempts to mitigate these risks by adhering to its underwriting policies in evaluating the credit-worthiness of the borrower.

Troubled Loan Modifications ("TLM") – Occasionally, the Company offers modifications of loans to borrowers experiencing financial difficulty by providing principal forgiveness, interest rate reductions, other-than-insignificant payment delays, term extensions or any combination of these. When principal forgiveness is provided, the amount of the forgiveness is charged-off against the ACL for loans. Upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is charged off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the ACL for loans is adjusted by the same amount. The ACL on modified loans is measured using the same credit loss estimation methods used to determine the ACL for all other loans held for investment. These methods incorporate the post-modification loan terms, as well as defaults and charge-offs associated with historical modified loans.

At March 31, 2023, all TDR loans were paying as agreed. There were no new TDRs for the year ended March 31, 2023.

In accordance with the Company's policy guidelines, unsecured loans are generally charged-off when no payments have been received for three consecutive months unless an alternative action plan is in effect. Consumer installment loans delinquent nine months or more that have not received at least 75% of their required monthly payment in the last 90 days are charged-off. In addition, loans discharged in bankruptcy proceedings are charged-off. Loans under bankruptcy protection with no payments received for four consecutive months are charged-off. The outstanding balance of a secured loan that is in excess of the net realizable value is generally charged-off if no payments are received for four to five consecutive months. However, charge-offs are postponed if alternative proposals to restructure, obtain additional guarantors, obtain additional assets as collateral or a potential sale of the underlying collateral would result in full repayment of the outstanding loan balance. Once any other potential sources of repayment are exhausted, the impaired portion of the loan is charged-off. Regardless of whether a loan is unsecured or collateralized, once an amount is determined to be a confirmed loan loss it is promptly charged off.

The following table presents the amortized cost basis and financial effect of loans at March 31, 2024, that were both experiencing financial difficulty and modified during the fiscal year ended March 31, 2024 (in thousands):

	Term Extension		Total	
Commercial business	$	2,500	$	2,500
Commercial real estate		520		520
Total	$	3,020	$	3,020

The following table presents the financial effect of the loan modifications presented above for borrowers experiencing financial difficulty for the fiscal year ended March 31, 2024:

	Weighted Average Term Extension (in months)
Commercial business	10
Commercial real estate	15

Credit quality indicators – The Company monitors credit risk in its loan portfolio using a risk rating system (on a scale of one to nine) for all commercial (non-consumer) loans. The risk rating system is a measure of the credit risk of the borrower based on their historical, current and anticipated future financial characteristics. The Company assigns a risk rating to each commercial loan at origination and subsequently updates these ratings, as necessary, so that the risk rating continues to reflect the appropriate risk characteristics of the loan. Application of appropriate risk ratings is key to management of loan portfolio risk. In determining the appropriate risk rating, the Company considers the following factors: delinquency, payment history, quality of management, liquidity, leverage, earnings trends, alternative funding sources, geographic risk, industry risk, cash flow adequacy, account practices, asset protection and extraordinary risks. Consumer loans, including custom construction loans, are not assigned a risk rating but rather are grouped into homogeneous pools with similar risk characteristics. When a consumer loan is delinquent 90 days, it is placed on non-accrual status and assigned a substandard risk rating. Loss factors are assigned to each risk rating and homogeneous pool based on historical loss experience for similar loans. This historical loss experience is adjusted for qualitative factors that are likely to cause the estimated credit losses to differ from the Company's historical loss experience. The Company uses these loss factors to estimate the general component of its ACL.

Pass – These loans have a risk rating between 1 and 4 and are to borrowers that meet normal credit standards. Any deficiencies in satisfactory asset quality, liquidity, debt servicing capacity and coverage are offset by strengths in other areas. The borrower currently has the capacity to perform according to the loan terms. Any concerns about risk factors such as stability of margins, stability of cash flows, liquidity, dependence on a single product/supplier/customer, depth of management, etc. are offset by strengths in other areas. Typically, these loans are secured by the operating assets of the borrower and/or real estate. The borrower's management is considered competent. The borrower has the ability to repay the debt in the normal course of business.

Watch – These loans have a risk rating of 5 and are included in the "pass" rating. However, there would typically be some reason for additional management oversight, such as the borrower's recent financial setbacks and/or deteriorating financial position, industry concerns and failure to perform on other borrowing obligations. Loans with this rating are monitored closely in an effort to correct deficiencies.

Special mention – These loans have a risk rating of 6 and are rated in accordance with regulatory guidelines. These loans have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the credit position at some future date. These loans pose elevated risk but their weakness does not yet justify a "substandard" classification.

Substandard – These loans have a risk rating of 7 and are rated in accordance with regulatory guidelines, for which the accrual of interest may or may not be discontinued. By definition under regulatory guidelines, a "substandard" loan has defined weaknesses which make payment default or principal exposure likely but not yet certain. Repayment of such loans is likely to be dependent upon collateral liquidation, a secondary source of repayment, or an event outside of the normal course of business.

Doubtful – These loans have a risk rating of 8 and are rated in accordance with regulatory guidelines. Such loans are placed on non-accrual status and repayment may be dependent upon collateral which has value that is difficult to determine or upon some near-term event which lacks certainty.

Loss – These loans have a risk rating of 9 and are rated in accordance with regulatory guidelines. Such loans are charged-off or charged-down when payment is acknowledged to be uncertain or when the timing or value of payments cannot be determined. "Loss" is not intended to imply that the loan or some portion of it will never be paid, nor does it in any way imply that there has been a forgiveness of debt.

The following table sets forth the Company's loan portfolio at March 31, 2024 by risk attribute and year of origination as well as current period gross charge-offs (in thousands):

	Term Loans Amortized Cost Basis by Origination Fiscal Year						Revolving Loans	Total Loans Receivable
	2024	2023	2022	2021	2020	Prior		
Commercial business								
Risk rating								
Pass	$ 14,126	$ 63,838	$ 85,131	$ 28,119	$ 16,945	$ 12,411	$ 4,827	$ 225,397
Special Mention	—	—	733	—	486	232	2,498	3,949
Substandard	—	—	—	—	—	58	—	58
Total commercial business	$ 14,126	$ 63,838	$ 85,864	$ 28,119	$ 17,431	$ 12,701	$ 7,325	$ 229,404
Current YTD gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate								
Risk rating								
Pass	$ 36,116	$ 66,847	$ 147,015	$ 89,662	$ 53,424	$ 158,311	$ —	$ 551,375
Special Mention	—	3,752	897	—	—	26,878	—	31,527
Substandard	520	—	—	—	—	79	—	599
Total commercial real estate	$ 36,636	$ 70,599	$ 147,912	$ 89,662	$ 53,424	$ 185,268	$ —	$ 583,501
Current YTD gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Land								
Risk rating								
Pass	$ 2,361	$ 2,340	$ 94	$ —	$ 106	$ 437	$ —	$ 5,338
Special Mention	—	355	—	—	—	—	—	355
Total land	$ 2,361	$ 2,695	$ 94	$ —	$ 106	$ 437	$ —	$ 5,693
Current YTD gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Multi-family								
Risk rating								
Pass	$ 970	$ 21,643	$ 32,003	$ 4,841	$ 8,788	$ 2,429	$ —	$ 70,674
Special Mention	—	—	—	—	35	32	—	67
Substandard	—	—	—	—	—	30	—	30
Total multi-family	$ 970	$ 21,643	$ 32,003	$ 4,841	$ 8,823	$ 2,491	$ —	$ 70,771
Current YTD gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

Term Loans Amortized Cost Basis by Origination Fiscal Year

	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total Loans Receivable
Real estate construction								
Risk rating								
Pass	$ 13,320	$ 10,078	$ 12,346	$ —	$ —	$ —	$ —	$ 35,744
Special Mention	794	—	—	—	—	—	—	794
Total real estate construction	$ 14,114	$ 10,078	$ 12,346	$ —	$ —	$ —	$ —	$ 36,538
Current YTD gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Real estate one-to-four family								
Risk rating								
Pass	$ —	$ —	$ 60,447	$ 4,164	$ 4,364	$ 14,756	$ 12,599	$ 96,330
Substandard	—	—	—	—	—	36	—	36
Total real estate one-to-four family	$ —	$ —	$ 60,447	$ 4,164	$ 4,364	$ 14,792	$ 12,599	$ 96,366
Current YTD gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Other installment								
Risk rating								
Pass	$ 418	$ 555	$ 198	$ 75	$ 27	$ 8	$ 459	$ 1,740
Total other installment	$ 418	$ 555	$ 198	$ 75	$ 27	$ 8	$ 459	$ 1,740
Current YTD gross write-offs	$ —	$ 11	$ —	$ —	$ —	$ 2	$ —	$ 13
Total loans receivable, gross								
Risk rating								
Pass	$ 67,311	$ 165,301	$ 337,234	$ 126,861	$ 83,654	$ 188,352	$ 17,885	$ 986,598
Special Mention	794	4,107	1,630	—	521	27,142	2,498	36,692
Substandard	520	—	—	—	—	203	—	723
Total loans receivable, gross	$ 68,625	$ 169,408	$ 338,864	$ 126,861	$ 84,175	$ 215,697	$ 20,383	$ 1,024,013
Total current YTD gross write-offs	$ —	$ 11	$ —	$ —	$ —	$ 2	$ —	$ 13

ACL on Loans –

The following tables detail activity in the ACL for loans for the fiscal year ended March 31, 2024 under the CECL methodology, and in the allowance for loan losses under the incurred loss methodology for the fiscal years ended March 31, 2023 and March 31, 2022, by loan category (in thousands):

March 31, 2024	Commercial Business	Commercial Real Estate	Land	Multi-Family	Real Estate Construction	Consumer	Unallocated	Total
Beginning balance	$ 3,123	$ 8,894	$ 93	$ 798	$ 764	$ 1,127	$ 510	$ 15,309
Impact of adopting CECL (ASU 2016-13)	1,884	(1,494)	40	(492)	131	483	(510)	42
Provision for (recapture of) credit losses	273	(9)	(27)	61	(259)	(39)	—	—
Charge-offs	—	—	—	—	—	(13)	—	(13)
Recoveries	—	—	—	—	—	26	—	26
Ending balance	$ 5,280	$ 7,391	$ 106	$ 367	$ 636	$ 1,584	$ —	$ 15,364
March 31, 2023								
Beginning balance	$ 2,422	$ 9,037	$ 168	$ 845	$ 393	$ 943	$ 715	$ 14,523
Provision for (recapture of) loan losses	701	(143)	(75)	(47)	371	148	(205)	750
Charge-offs	—	—	—	—	—	(17)	—	(17)
Recoveries	—	—	—	—	—	53	—	53
Ending balance	$ 3,123	$ 8,894	$ 93	$ 798	$ 764	$ 1,127	$ 510	$ 15,309
March 31, 2022								
Beginning balance	$ 2,416	$ 14,089	$ 233	$ 638	$ 294	$ 852	$ 656	$ 19,178
Provision for (recapture of) loan losses	75	(5,052)	(65)	207	99	52	59	(4,625)
Charge-offs	(69)	—	—	—	—	(17)	—	(86)
Recoveries	—	—	—	—	—	56	—	56
Ending balance	$ 2,422	$ 9,037	$ 168	$ 845	$ 393	$ 943	$ 715	$ 14,523

The following tables present an analysis of loans receivable and the allowance for loan losses, based on impairment methodology, as of March 31, 2023 (in thousands):

	Allowance for Loan Losses			Recorded Investment in Loans		
March 31, 2023	**Individually Evaluated for Impairment**	**Collectively Evaluated for Impairment**	**Total**	**Individually Evaluated for Impairment**	**Collectively Evaluated for Impairment**	**Total**
Commercial business	$ —	$ 3,123	$ 3,123	$ 79	$ 232,789	$ 232,868
Commercial real estate	—	8,894	8,894	100	564,396	564,496
Land	—	93	93	—	6,437	6,437
Multi-family	—	798	798	—	55,836	55,836
Real estate construction	—	764	764	—	47,762	47,762
Consumer	6	1,121	1,127	450	101,007	101,457
Unallocated	—	510	510	—	—	—
Total	$ 6	$ 15,303	$ 15,309	$ 629	$ 1,008,227	$ 1,008,856

Changes in the ACL for unfunded loan commitments were as follows for the years indicated (in thousands):

	Year Ended March 31,		
	2024	**2023**	**2022**
Beginning balance	$ 407	$ 424	$ 509
Impact of adopting CECL (ASU 2016-13)	28	—	—
Balance at beginning of period, as adjusted	435	424	509
Net change in ACL - unfunded loan commitments	(99)	(17)	(85)
Ending balance	$ 336	$ 407	$ 424

Non-accrual loans – Loans are reviewed regularly and it is the Company's general policy that a loan is past due when it is 30 to 89 days delinquent. In general, when a loan is 90 days delinquent or when collection of principal or interest appears doubtful, it is placed on non-accrual status, at which time the accrual of interest ceases and a reserve for unrecoverable accrued interest is established and charged against operations. As a general practice, payments received on non-accrual loans are applied to reduce the outstanding principal balance on a cost recovery method. Also, as a general practice, a loan is not removed from non-accrual status until all delinquent principal, interest and late fees have been brought current and the borrower has demonstrated a history of performance based upon the contractual terms of the note. A history of repayment performance generally would be a minimum of six months. Interest income foregone on non-accrual loans was $10,000, $14,000, and $24,000 for the years ended March 31, 2024, 2023 and 2022, respectively.

The following tables present an analysis of loans by aging category at the dates indicated (in thousands):

March 31, 2024	**30-89 Days Past Due**	**90 Days and Greater Past Due**	**Non-accrual**	**Total Past Due and Non-accrual**	**Current**	**Total Loans Receivable**
Commercial business	$ 1,778	$ 5	$ 58	$ 1,841	$ 227,563	$ 229,404
Commercial real estate	—	—	79	79	583,422	583,501
Land	—	—	—	—	5,693	5,693
Multi-family	—	—	—	—	70,771	70,771
Real estate construction	—	—	—	—	36,538	36,538
Consumer	1	—	36	37	98,069	98,106
Total	$ 1,779	$ 5	$ 173	$ 1,957	$ 1,022,056	$ 1,024,013

March 31, 2023						
Commercial business	$ 1,967	$ 1,569	$ 97	$ 3,633	$ 229,235	$ 232,868
Commercial real estate	—	—	100	100	564,396	564,496
Land	—	—	—	—	6,437	6,437
Multi-family	—	—	—	—	55,836	55,836
Real estate construction	—	—	—	—	47,762	47,762
Consumer	11	—	86	97	101,360	101,457
Total	$ 1,978	$ 1,569	$ 283	$ 3,830	$ 1,005,026	$ 1,008,856

A substantial portion of the 30-89 days past due and 90 days and greater past due loans at March 31, 2024 and 2023 are comprised of government guaranteed loans. These government guaranteed loans are pass rated loans and are not considered to be non-accrual loans given the Company expects to receive all principal and interest and not considered to be classified loans because there are no well-defined weaknesses or risk of loss. Given these government guaranteed loans are neither non-accrual loans nor classified loans, these loans are not considered to be impaired loans based on the Company's policy. Given these loans are not considered to be impaired loans and are fully guaranteed by the SBA or USDA, these loans are omitted from the required allowance calculation.

The following tables present an analysis of loans by credit quality indicators as of March 31, 2023 (in thousands):

March 31, 2023	Pass	Special Mention	Substandard	Doubtful	Loss	Total Loans Receivable
Commercial business	$ 231,384	$ 1,367	$ 117	$ —	$ —	$ 232,868
Commercial real estate	544,426	17,626	2,444	—	—	564,496
Land	6,437	—	—	—	—	6,437
Multi-family	55,694	142	—	—	—	55,836
Real estate construction	47,762	—	—	—	—	47,762
Consumer	101,371	—	86	—	—	101,457
Total	$ 987,074	$ 19,135	$ 2,647	$ —	$ —	$ 1,008,856

Impaired loans – Prior to the implementation of ASU 2016-13 on April 1, 2023, a loan was considered impaired when based on current information and circumstances, the Company determines it was probable that it would be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. Factors considered in determining impairment included, but were not limited to, the financial condition of the borrower, the value of the underlying collateral and the status of the economy. Prior to the implementation of ASU 2016-13, impaired loans were comprised of TDR loans that were performing under their restructured terms. Two of the impaired loans were on non-accrual status as of March 31, 2024.

At March 31, 2024, the Company had $137,000 of non-accrual loans with no ACL and $36,000 of non-accrual loans with an ACL of $1,000. The amortized cost of collateral dependent loans as of March 31, 2024, were $58,000 and $79,000 for commercial business and commercial real estate loans, respectively.

The following tables present information regarding impaired loans at the dates and for the years indicated (in thousands):

March 31, 2023	Recorded Investment with No Specific Valuation Allowance	Recorded Investment with Specific Valuation Allowance	Total Recorded Investment	Unpaid Principal Balance	Related Specific Valuation Allowance
Commercial business	$ 79	$ —	$ 79	$ 127	$ —
Commercial real estate	100	—	100	162	—
Consumer	355	95	450	442	6
Total	$ 534	$ 95	$ 629	$ 731	$ 6

	Year ended March 31, 2023		Year ended March 31, 2022	
	Average Recorded Investment	Interest Recognized on Impaired Loans	Average Recorded Investment	Interest Recognized on Impaired Loans
Commercial business	$ 90	$ —	$ 110	$ —
Commercial real estate	111	—	660	16
Consumer	475	24	514	24
Total	$ 676	$ 24	$ 1,284	$ 40

The cash basis interest income on impaired loans was not materially different than the interest recognized on impaired loans as shown in the above tables.

5.   PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at the dates indicated (in thousands):

| | March 31, | |
	2024	2023
Land	$ 5,924	$ 5,715
Buildings and improvements	22,172	18,494
Leasehold improvements	3,154	3,965
Furniture and equipment	11,510	11,578
Construction in progress	—	33
Total	42,760	39,785
Less accumulated depreciation and amortization	(21,042)	(19,666)
Premises and equipment, net	$ 21,718	$ 20,119

Depreciation and amortization expense was $2.0 million, $1.7 million and $1.5 million for the years ended March 31, 2024, 2023 and 2022, respectively.

6.   GOODWILL

Goodwill and certain other intangibles generally arise from business combinations accounted for under the purchase method of accounting. Goodwill and other intangibles deemed to have indefinite lives generated from business combinations are not subject to amortization and are instead tested for impairment not less than annually. The Company has two reporting units, the Bank and the Trust Company, for purposes of evaluating goodwill for impairment. All of the Company's goodwill has been allocated to the Bank reporting unit.

The Company performed its annual impairment assessment as of October 31, 2023 and determined that no impairment of goodwill exists. The goodwill impairment test involves a two-step process. The first step is a comparison of the reporting unit's fair value to its carrying value. If the reporting unit's fair value is less than its carrying value, the Company would be required to progress to the second step. In the second step, the Company calculates the implied fair value of goodwill and compares the implied fair value of goodwill to the carrying amount of goodwill in the Company's consolidated balance sheet. If the carrying amount of the goodwill is greater than the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination. The results of the Company's step one test indicated that the reporting unit's fair value was greater than its carrying value, and, therefore, a step two analysis was not required; however, no assurance can be given that the Company's goodwill will not be written down in future periods. The Company completed a qualitative assessment of goodwill as of March 31, 2024, and concluded that it is more likely than not that the fair value of the Bank (the reporting unit), exceeds its carrying value. If adverse economic conditions or decreases in the Company's common stock price and market capitalization were deemed sustained in the future rather than temporary, it may significantly affect the fair value of the reporting unit and may trigger future goodwill impairment charges. Any impairment charge could have a material adverse effect on our results of operations and financial condition.

7. DEPOSITS

Deposit accounts consisted of the following at the dates indicated (in thousands):

Account Type	March 31, 2024		March 31, 2023	
Non-interest-bearing	$	349,082	$	404,937
Interest-bearing checking		289,823		254,522
Money market		209,164		221,778
Savings accounts		192,638		255,147
Certificates of deposit		190,972		128,833
Total	$	1,231,679	$	1,265,217

Individual certificates of deposit greater than $250,000 totaled $55.7 million and $40.3 million at March 31, 2024 and 2023, respectively.

Scheduled maturities of certificates of deposit for future years ending March 31 are as follows (in thousands):

Year Ending March 31, :		
2025	$	179,162
2026		9,185
2027		895
2028		501
2029		957
Thereafter		272
Total	$	190,972

Interest expense by deposit type was as follows for the years indicated (in thousands):

	Year Ended March 31,					
	2024		2023		2022	
Interest-bearing checking	$	785	$	89	$	87
Money market		2,860		415		150
Savings accounts		132		219		247
Certificates of deposit		4,508		779		940
Total	$	8,285	$	1,502	$	1,424

8. FEDERAL HOME LOAN BANK ADVANCES

FHLB advances are summarized at the dates indicated (dollars in thousands):

	March 31, 2024		March 31, 2023	
FHLB advances	$	88,304	$	123,754
Weighted average interest rate on FHLB advances [1]		5.40 %		4.88 %

[1] Computed based on the borrowing activity for the fiscal years ended March 31, 2024 and 2023, respectively.

The Bank has a credit line with the FHLB equal to 45% of total assets, limited by available collateral. At March 31, 2024, based on collateral values, the Bank had additional borrowing capacity of $211.2 million from the FHLB. FHLB advances are collateralized with loans secured by real estate. At March 31, 2024, loans carried at $500.6 million were pledged as collateral to the FHLB.

9. JUNIOR SUBORDINATED DEBENTURES

The Company has wholly-owned subsidiary grantor trusts that were established for the purpose of issuing trust preferred securities and common securities. The trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in each trust agreement. The trusts used the net proceeds from each of the offerings to purchase a like amount of junior subordinated debentures (the "Debentures") of the Company. The Debentures are the sole assets of the trusts. The Company's obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon maturity of the Debentures or upon earlier redemption as provided in the indentures. The Company has the right to redeem the Debentures in whole or in part on or after specific dates, at a redemption price specified in the indentures governing the Debentures plus any accrued but unpaid interest to the redemption date. The Company also has the right to defer the payment of interest on each of the Debentures for a period not to exceed 20 consecutive quarters, provided that the deferral period does not extend beyond the stated maturity. During such deferral period, distributions on the corresponding trust preferred securities will also be deferred and the Company may not pay cash dividends to the holders of shares of the Company's common stock.

The Debentures issued by the Company to the grantor trusts, totaling $27.0 million and $26.9 million at March 31, 2024 and 2023, respectively, are reported as "junior subordinated debentures" in the consolidated balance sheets. The common securities issued by the grantor trusts were purchased by the Company, and the Company's investment in the common securities of $836,000 at both March 31, 2024 and 2023, is included in prepaid expenses and other assets in the consolidated balance sheets. The Company records interest expense on the Debentures in the consolidated statements of income.

The following table is a summary of the terms and the amounts outstanding of the Debentures at March 31, 2024 (dollars in thousands):

Issuance Trust	Issuance Date	Amount Outstanding	Rate Type	Initial Rate	Current Rate	Maturity Date
Riverview Bancorp Statutory Trust I	12/2005	$ 7,217	Variable [1]	5.88 %	6.95 %	3/2036
Riverview Bancorp Statutory Trust II	06/2007	15,464	Variable [2]	7.03 %	6.94 %	9/2037
Merchants Bancorp Statutory Trust I [4]	06/2003	5,155	Variable [3]	4.16 %	8.67 %	6/2033
		27,836				
Fair value adjustment [4]		(832)				
Total Debentures		$ 27,004				

[1] The trust preferred securities reprice quarterly based on the three-month Chicago Mercantile Exchange ("CME") Term Secured Overnight Financing Rate ("SOFR") plus 1.36%.
[2] The trust preferred securities reprice quarterly based on the three-month CME Term SOFR plus 1.35%.
[3] The trust preferred securities reprice quarterly based on the three-month CME Term SOFR plus 3.10%.
[4] Amount, net of accretion, attributable to a prior year's business combination.

10. INCOME TAXES

Provision for income taxes consisted of the following for the years indicated (in thousands):

| | Year Ended March 31 | | |
	2024	2023	2022
Current	$ 967	$ 5,754	$ 5,446
Deferred	(165)	(144)	1,010
Total	$ 802	$ 5,610	$ 6,456

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows at the dates indicated (in thousands):

	March 31, 2024	March 31, 2023
Deferred tax assets:		
Deferred compensation	$ 17	$ 78
ACL	3,768	3,772
Accrued expenses	520	160
Accumulated depreciation and amortization	977	918
Deferred gain on sale	17	34
Deferred income	43	57
Purchase accounting	15	46
Net unrealized loss on investment securities available for sale	5,093	5,782
Operating lease liabilities	1,387	1,695
Other	356	429
Total deferred tax assets	12,193	12,971
Deferred tax liabilities:		
FHLB stock dividends	(38)	(38)
Prepaid expenses	(325)	(241)
Operating lease ROU assets	(1,315)	(1,609)
Loan fees/costs	(737)	(797)
Total deferred tax liabilities	(2,415)	(2,685)
Deferred tax assets, net	$ 9,778	$ 10,286

A reconciliation of the Company's effective income tax rate with the federal statutory tax rate is as follows for the years indicated:

| | Year Ended March 31, | | |
	2024	2023	2022
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
State and local income tax rate	5.2	3.0	3.0
Employee Stock Ownership Plan ("ESOP") market value adjustment	(0.5)	(0.1)	(0.1)
BOLI	(4.8)	(0.8)	(0.7)
Other, net	(3.1)	0.6	(0.4)
Effective federal income tax rate	17.8 %	23.7 %	22.8 %

For the fiscal years ended March 31, 2024 and 2023, the Company utilized a federal corporate income tax rate of 21.0%. The Bank's retained earnings at March 31, 2024 and 2023 include a base year ACL, which amounted to $2.2 million, for which no federal income tax liability has been recognized. The related unrecognized deferred tax liability at March 31, 2024 and 2023 was $528,000. This represents the balance of the ACL created for tax purposes as of December 31, 1987. This amount is subject to recapture in the unlikely event that the Company's banking subsidiaries (1) make distributions in excess of current and accumulated earnings and profits, as calculated for federal tax purposes, (2) redeem their stock, or (3) liquidate. Management does not expect this temporary difference to reverse in the foreseeable future.

At March 31, 2024 and 2023, the Company had no unrecognized tax benefits or uncertain tax positions. In addition, the Company had no accrued interest or penalties related to income tax matters as of March 31, 2024 and 2023. It is the Company's policy to recognize potential accrued interest and penalties related to income tax matters as a component of the provision for income taxes. The Company is subject to U.S federal and State of Oregon income taxes. The years 2021 to 2023 remain open to examination for federal income taxes, and the years 2020 to 2023 remain open to State of Oregon examination.

11. EMPLOYEE BENEFIT PLANS

Retirement Plan – The Riverview Bancorp, Inc. Employees' Savings and Profit Sharing Plan (the "Plan") is a defined contribution profit-sharing plan incorporating the provisions of Section 401(k) of the Internal Revenue Code. Company expenses related to the Plan for the years ended March 31, 2024, 2023 and 2022 were $509,000, $519,000 and $529,000, respectively.

Directors' and Executive Officers' Deferred Compensation Plan ("Deferred Compensation Plan") – The Deferred Compensation Plan is a nonqualified deferred compensation plan. Directors may elect to defer their monthly directors' fees until retirement with no income tax payable by the director until retirement benefits are received. The President, and Executive and Senior Vice Presidents of the Company may also defer salary into the Deferred Compensation Plan. The Company accrues annual interest on the unfunded liability under the Deferred Compensation Plan based upon a formula relating to gross revenues, which was 3.33%, 2.98% and 2.97% for the years ended March 31, 2024, 2023 and 2022, respectively. The estimated liability under the Deferred Compensation Plan is accrued as earned by the participants. At March 31, 2024 and 2023, the Company's aggregate liability under the Deferred Compensation Plan was $70,000 and $326,000, respectively, which is recorded in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

Stock Option Plans – In July 2003, shareholders of the Company approved the adoption of the 2003 Stock Option Plan ("2003 Plan"). The 2003 Plan was effective in July 2003 and expired in July 2013. Accordingly, no further option awards may be granted under the 2003 Plan; however, any awards granted prior to their respective expiration dates remain outstanding subject to their terms. Each option granted under the 2003 Plan has an exercise price equal to the fair market value of the Company's common stock on the date of the grant, a maximum term of ten years and a vesting period from zero to five years.

In July 2017, the shareholders of the Company approved the Riverview Bancorp, Inc. 2017 Equity Incentive Plan ("2017 Plan"). The 2017 Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock and restricted stock units. The Company has reserved 1,800,000 shares of its common stock for issuance under the 2017 Plan. The 2003 Plan and the 2017 Plan are collectively referred to as "the Stock Option Plans."

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes stock option valuation model. The fair value of all awards is amortized on a straight-line basis over the requisite service periods, which are generally the vesting periods. The expected life of options granted represents the period of time that they are expected to be outstanding. The expected life is determined based on historical experience with similar options, giving consideration to the contractual terms and vesting schedules. Expected volatility is estimated at the date of grant based on the historical volatility of the Company's common stock. Expected dividends are based on dividend trends and the market value of the Company's common stock at the time of grant. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of the grant. There were no stock options granted during the years ended March 31, 2024, 2023 and 2022 under the Stock Option Plans.

As of March 31, 2024, all outstanding stock options were fully vested and there was no remaining unrecognized compensation expense related to stock options granted under the Stock Option Plans. There was no stock-based compensation expense related to stock options for the years ended March 31, 2024, 2023 and 2022 under the Stock Option Plans.

The following table presents the activity related to stock options under the Stock Option Plans for the years indicated:

| | Year Ended March 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance, beginning of period	14,310	$ 2.78	17,332	$ 2.78	23,332	$ 2.78
Options exercised	(12,799)	2.78	(1,511)	2.78	(6,000)	2.78
Options expired	(1,511)	2.78	(1,511)	2.78	—	—
Balance, end of period	—	$ —	14,310	$ 2.78	17,332	$ 2.78

There were no stock options outstanding as of March 31, 2024. The following table presents information on stock options outstanding, less estimated forfeitures, as of March 31, 2023:

	March 31, 2023
Stock options fully vested and expected to vest:	
Number	14,310
Weighted average exercise price	$ 2.78
Aggregate intrinsic value [1]	$ 37,000
Weighted average contractual term of options (years)	0.29
Stock options fully vested and currently exercisable:	
Number	14,310
Weighted average exercise price	$ 2.78
Aggregate intrinsic value [1]	$ 37,000
Weighted average contractual term of options (years)	0.29

[1] The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price) that would have been received by the option holders had all option holders exercised. This amount changes based on changes in the market value of the Company's stock.

The total intrinsic value of stock options exercised was $28,000, $7,000 and $25,000 for the years ended March 31, 2024, 2023 and 2022, respectively.

The fair value of restricted stock awards is equal to the fair value of the Company's stock on the date of grant. The related stock-based compensation expense is recorded over the requisite service period. Stock-based compensation related to restricted stock was $34,000, $390,000, and $319,000 for the years ended March 31, 2024, 2023, and 2022, respectively. The unrecognized stock-based compensation related to restricted stock was $245,000 and $440,000 at March 31, 2024 and 2023, respectively. The weighted average vesting period for the restricted stock was 1.31 years and 1.12 years at March 31, 2024 and 2023, respectively.

The following table presents the activity related to restricted stock for the years ended March 31, 2024 and 2023:

Year Ended March 31, 2024	Time Based		Performance Based		Total	
	Number of Unvested Shares	Weighted Average Grant Date Fair Value	Number of Unvested Shares	Weighted Average Grant Date Fair Value	Number of Unvested Shares	Weighted Average Grant Date Fair Value
Balance, beginning of period	29,977	$ 6.14	132,645	$ 6.05	162,622	$ 6.07
Granted	19,926	5.21	84,040	5.21	103,966	5.21
Forfeited	(19,006)	5.81	(99,514)	5.94	(118,520)	5.92
Vested	(15,118)	5.77	(53,774)	5.38	(68,892)	5.47
Balance, end of period	15,779	$ 5.72	63,397	$ 5.68	79,176	$ 5.69

Year Ended March 31, 2023	Time Based		Performance Based		Total	
	Number of Unvested Shares	Weighted Average Grant Date Fair Value	Number of Unvested Shares	Weighted Average Grant Date Fair Value	Number of Unvested Shares	Weighted Average Grant Date Fair Value
Balance, beginning of period	26,855	$ 6.02	121,492	$ 5.70	148,347	$ 5.76
Granted	15,571	6.30	56,125	6.30	71,696	6.30
Forfeited	—	—	(2,977)	7.56	(2,977)	7.56
Vested	(12,449)	6.07	(41,995)	5.26	(54,444)	5.45
Balance, end of period	29,977	$ 6.14	132,645	$ 6.05	162,622	$ 6.07

Employee Stock Ownership Plan - The Company sponsors an ESOP that covers all employees with at least one year and 1,000 hours of service who are over the age of 21. For each of the years ended March 31, 2024, 2023 and 2022, the Bank purchased 25,000 shares of common stock, on the open market and contributed such shares to the ESOP as a discretionary employer contribution. As of March 31, 2024, 2023 and 2022, all shares of common stock purchased for the ESOP have been allocated to participant accounts. The Company recorded employee benefits expense of $150,000, $187,000 and $192,000 for these contributions for the years ended March 31, 2024, 2023 and 2022, respectively, which represented the fair value of the related common stock on the date it was acquired. Shares held by the ESOP at March 31, 2024 and 2023 totaled 380,955 and 368,194, respectively.

12. SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL REQUIREMENTS

The Bank is a state-chartered, federally insured institution subject to various regulatory capital requirements administered by the FDIC. Failure to meet minimum capital requirements can result in the initiation of certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and tier I capital to risk-weighted assets, core capital to total assets and tangible capital to tangible assets (set forth in the table below). Management believes the Bank met all capital adequacy requirements to which it was subject as of March 31, 2024.

As of March 31, 2024, the Bank was categorized as "well capitalized" under the FDIC's regulatory framework for prompt corrective action. The Bank's actual and required minimum capital amounts and ratios were as follows at the dates indicated (dollars in thousands):

March 31, 2024	Actual		For Capital Adequacy Purposes		"Well Capitalized" Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital:						
(To Risk-Weighted Assets)	$ 173,521	16.32 %	$ 85,080	8.0 %	$ 106,350	10.0 %
Tier 1 Capital:						
(To Risk-Weighted Assets)	160,197	15.06	63,810	6.0	85,080	8.0
Common equity tier 1 Capital:						
(To Risk-Weighted Assets)	160,197	15.06	47,857	4.5	69,127	6.5
Tier 1 Capital (Leverage):						
(To Average Tangible Assets)	160,197	10.29	62,296	4.0	77,870	5.0

March 31, 2023	Actual		For Capital Adequacy Purposes		"Well Capitalized" Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital:						
(To Risk-Weighted Assets)	$ 180,001	16.94 %	$ 85,013	8.0 %	$ 106,266	10.0 %
Tier 1 Capital:						
(To Risk-Weighted Assets)	166,688	15.69	63,760	6.0	85,013	8.0
Common equity tier 1 Capital:						
(To Risk-Weighted Assets)	166,688	15.69	47,820	4.5	69,073	6.5
Tier 1 Capital (Leverage):						
(To Average Tangible Assets)	166,688	10.47	63,679	4.0	79,599	5.0

In addition to the minimum common equity tier 1 ("CET1"), Tier 1 and total capital ratios, the Bank is required to maintain a capital conservation buffer consisting of additional CET1 capital in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses based on percentages of eligible retained income that could be utilized for such actions. The capital conservation buffer is required to be an amount greater than 2.5% of risk-weighted assets. As of March 31, 2024, the Bank's CET1 capital exceeded the required capital conservation buffer at an amount greater than 2.5%.

For a bank holding company, such as Riverview Bancorp, Inc., the capital guidelines apply on a bank only basis. The Federal Reserve expects the holding company's subsidiary banks to be well capitalized under the prompt corrective action regulations. If Riverview Bancorp, Inc. was subject to regulatory guidelines for bank holding companies at March 31, 2024, it would have exceeded all regulatory capital requirements.

At periodic intervals, the Company's banking regulators routinely examine the Company's financial condition and risk management processes as part of their legally prescribed oversight. Based on their examinations, these regulators can direct that the Company's consolidated financial statements be adjusted in accordance with their findings. A future examination could include a review of certain transactions or other amounts reported in the Company's 2024 consolidated financial statements.

13. EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income or loss applicable to common stock by the weighted average number of common shares outstanding during the period, without considering any dilutive items. Nonvested shares of restricted stock are included in the computation of basic EPS because the holder has voting rights and shares in non-forfeitable dividends during the vesting period. Diluted EPS is computed by dividing net income or loss applicable to common stock by the weighted average number of common shares and common stock equivalents for items that are dilutive, net of shares assumed to be repurchased using the treasury stock method at the average share price for the Company's common stock during the period. Common stock equivalents arise from the assumed exercise of outstanding stock options. For the years ended March 31, 2024, 2023 and 2022, there were no stock options excluded in computing diluted EPS.

The following table presents a reconciliation of the components used to compute basic and diluted EPS for the years indicated:

	Year Ended March 31,		
	2024	2023	2022
(Dollars and share data in thousands, except per share data)			
Basic EPS computation:			
Numerator-net income	$ 3,799	$ 18,069	$ 21,820
Denominator-weighted average common shares outstanding	21,138	21,638	22,213
Basic EPS	$ 0.18	$ 0.84	$ 0.98
Diluted EPS computation:			
Numerator-net income	$ 3,799	$ 18,069	$ 21,820
Denominator-weighted average common shares outstanding	21,138	21,638	22,213
Effect of dilutive stock options	1	8	12
Weighted average common shares and common stock equivalents	21,139	21,646	22,225
Diluted EPS	$ 0.18	$ 0.83	$ 0.98

On March 9, 2022, the Company announced that its Board of Directors authorized a stock repurchase program (the "March 2022 repurchase program"). Under the March 2022 repurchase program, the Company was authorized to repurchase up to $5.0 million of the Company's outstanding shares of common stock, in the open market, based on prevailing market prices, or in private negotiated transactions, over a period beginning on March 21, 2022 and continuing until the earlier of the completion of the stock repurchase program or September 9, 2022. The Company completed the March 2022 repurchase program on September 8, 2022, repurchasing 718,734 shares at an average price of $6.96 per share and at a total cost of $5.0 million. All shares repurchased under the March 2022 program were retired as of September 30, 2022.

On November 17, 2022, the Company announced that its Board of Directors authorized a stock repurchase programs (the "November 2022 repurchase program"). Under the November 2022 repurchase program, the Company was authorized to repurchase up to $2.5 million of the Company's outstanding shares of common stock, in the open market or in privately negotiated transactions, over a period beginning on November 28, 2022 and continuing until the earlier of the completion of the authorized level of repurchases or May 28, 2023, depending upon market conditions. The Company completed the November 2022 repurchase program on May 5, 2023, repurchasing 394,334 shares at an average price of $6.34 per share and at a total cost of $2.5 million. Shares repurchased under the November 2022 repurchase program were retired as settled.

14. FAIR VALUE MEASUREMENTS

Fair value is defined under GAAP as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. GAAP also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of three levels. These levels are:

Quoted prices in active markets for identical assets (Level 1): Inputs that are quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Other observable inputs (Level 2): Inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets and inputs derived principally from or corroborated by observable market data by correlation or other means.

Significant unobservable inputs (Level 3): Inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances.

Financial instruments are presented in the tables that follow by recurring or nonrecurring measurement status. Recurring assets are initially measured at fair value and are required to be remeasured at fair value in the consolidated financial statements at each reporting date. Assets measured on a nonrecurring basis are assets that, as a result of an event or circumstance, were required to be remeasured at fair value after initial recognition in the consolidated financial statements at some time during the reporting period.

The following tables present assets that are measured at estimated fair value on a recurring basis at the dates indicated (in thousands):

March 31, 2024	Total Estimated Fair Value	Estimated Fair Value Measurements Using		
		Level 1	Level 2	Level 3
Investment securities available for sale:				
Municipal securities	$ 35,136	$ —	$ 35,136	$ —
Agency securities	43,577	—	43,577	—
Real estate mortgage investment conduits	25,665	—	25,665	—
Residential mortgage-backed securities	12,551	—	12,551	—
Other mortgage-backed securities	26,267	—	26,267	—
Total assets measured at fair value on a recurring basis	$ 143,196	$ —	$ 143,196	$ —

March 31, 2023	Total Estimated Fair Value	Estimated Fair Value Measurements Using		
		Level 1	Level 2	Level 3
Investment securities available for sale:				
Municipal securities	$ 40,261	$ —	$ 40,261	$ —
Agency securities	85,907	—	85,907	—
Real estate mortgage investment conduits	28,877	—	28,877	—
Residential mortgage-backed securities	15,471	—	15,471	—
Other mortgage-backed securities	40,983	—	40,983	—
Total assets measured at fair value on a recurring basis	$ 211,499	$ —	$ 211,499	$ —

There were no transfers of assets into or out of Levels 1, 2 or 3 during the years ended March 31, 2024 and 2023.

The following methods were used to estimate the fair value of investment securities in the above table:

Investment securities are included within Level 1 of the hierarchy when quoted prices in an active market for identical assets are available. The Company uses a third-party pricing service to assist the Company in determining the fair value of its Level 2 securities, which incorporates pricing models and/or quoted prices of investment securities with similar characteristics. Investment securities are included within Level 3 of the hierarchy when there are significant unobservable inputs.

For Level 2 securities, the independent pricing service provides pricing information by utilizing evaluated pricing models supported with market data information. Standard inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data from market research publications.

The Company's third-party pricing service has established processes for the Company to submit inquiries regarding the estimated fair value. In such cases, the Company's third-party pricing service will review the inputs to the evaluation in light of any new market data presented by the Company. The Company's third-party pricing service may then affirm the original estimated fair value or may update the evaluation on a go-forward basis.

Management reviews the pricing information received from the third-party pricing service through a combination of procedures that include an evaluation of methodologies used by the pricing service, analytical reviews and performance analysis of the prices against statistics and trends. Based on this review, management determines whether the current placement of the security in the fair value hierarchy is appropriate or whether transfers may be warranted. As necessary, management compares prices received from the pricing service to discounted cash flow models or by performing independent valuations of inputs and assumptions similar to those used by the pricing service in order to help ensure prices represent a reasonable estimate of fair value.

There were no assets that are measured at estimated fair value on a nonrecurring basis at March 31, 2024. The following table presents assets that are measured at estimated fair value on a nonrecurring basis at the date indicated (in thousands):

March 31, 2023	Total Estimated Fair Value	Estimated Fair Value Measurements Using		
		Level 1	Level 2	Level 3
Impaired loans	$ 89	$ —	$ —	$ 89

The following table presents quantitative information about Level 3 inputs for financial instruments measured at fair value on a nonrecurring basis at March 31, 2024 and 2023:

March 31, 2023	Valuation Technique	Significant Unobservable Inputs	Range
Impaired loans	Appraised value	Adjustment for market conditions	N/A [1]
	Discounted cash flows	Discount rate	5.375%

[1]   There were no adjustments to appraised values of impaired loans as of March 31, 2023.

For information regarding the Company's method for estimating the fair value of individually evaluated loans, see Note 1 – Summary of Significant Accounting Policies – ACL on Loans.

In determining the estimated net realizable value of the underlying collateral, the Company primarily uses third-party appraisals which may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available and include consideration of variations in location, size, and income production capacity of the property. Additionally, the appraisals are periodically further adjusted by the Company in consideration of charges that may be incurred in the event of foreclosure and are based on management's historical knowledge, changes in business factors and changes in market conditions.

Individually evaluated loans are reviewed and evaluated quarterly for additional reserve and adjusted accordingly based on the same factors identified above. Because of the high degree of judgment required in estimating the fair value of collateral underlying individually evaluated loans and because of the relationship between fair value and general economic conditions, the Company considers the fair value of individually evaluated loans to be highly sensitive to changes in market conditions.

The following disclosure of the estimated fair value of financial instruments is made in accordance with GAAP. The Company, using available market information and appropriate valuation methodologies, has determined the estimated fair value amounts. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in the future. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying amounts and estimated fair values of financial instruments are as follows at the dates indicated (in thousands):

March 31, 2024	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value
Assets:					
Cash and cash equivalents	$ 23,642	$ 23,642	$ —	$ —	$ 23,642
Investment securities available for sale	143,196	—	143,196	—	143,196
Investment securities held to maturity	229,510	—	195,519	—	195,519
Loans receivable, net	1,008,649	—	—	909,254	909,254
FHLB stock	4,927	—	4,927	—	4,927
Liabilities:					
Certificates of deposit	190,972	—	188,972	—	188,972
FHLB advances	88,304	—	88,101	—	88,101
Junior subordinated debentures	27,004	—	—	19,327	19,327

March 31, 2023	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value
Assets:					
Cash and cash equivalents	$ 22,044	$ 22,044	$ —	$ —	$ 22,044
Certificates of deposit held for investment	249	—	248	—	248
Investment securities available for sale	211,499	—	211,499	—	211,499
Investment securities held to maturity	243,843	—	210,214	—	210,214
Loans receivable, net	993,547	—	—	931,784	931,784
FHLB stock	6,867	—	6,867	—	6,867
Liabilities:					
Certificates of deposit	128,833	—	126,072	—	126,072
FHLB advances	123,754	—	123,679	—	123,679
Junior subordinated debentures	26,918	—	—	17,698	17,698

Fair value estimates were based on existing financial instruments without attempting to estimate the value of anticipated future business. The fair value was not estimated for assets and liabilities that were not considered financial instruments.

15. REVENUE FROM CONTRACTS WITH CUSTOMERS

In accordance with ASC Topic 606 "Revenues from Contracts with Customers" ("ASC 606"), revenues are recognized when goods or services are transferred to the customer in exchange for the consideration the Company expects to be entitled to receive. The largest portion of the Company's revenue is from interest income, which is not within the scope of ASC 606. All of the Company's revenue from contracts with customers within the scope of ASC 606 is recognized in non-interest income with the exception of gains on sales of REO and premises and equipment, which are included in non-interest expense.

If a contract is determined to be within the scope of ASC 606, the Company recognizes revenue as it satisfies a performance obligation. Payments from customers are generally collected at the time services are rendered, monthly, or quarterly. For contracts with customers within the scope of ASC 606, revenue is either earned at a point in time or revenue is earned over time. Examples of revenue earned at a point in time are automated teller machine ("ATM") transaction fees, wire transfer fees, overdraft fees and interchange fees. Revenue earned at a point in time is primarily based on the number and type of transactions that are generally derived from transactional information accumulated by the Company's systems and is recognized immediately as the transactions occur or upon providing the service to complete the customer's transaction. The Company is generally the principal in these contracts, with the exception of interchange fees, in which case the Company is acting as the agent and records revenue net of expenses paid to the principal. Examples of revenue earned over time, which generally occur on a monthly basis, are deposit account maintenance fees, investment advisory fees, merchant revenue, trust and investment management fees and safe deposit box fees. Revenue is generally derived from transactional information accumulated by the Company's systems or those of third-parties and is recognized as the related transactions occur or services are rendered to the customer. For the years ended March 31, 2024, 2023 and 2022, substantially all of the Company's revenues within the scope of ASC 606 were for performance obligations satisfied at a point in time.

Disaggregation of Revenue

The following table includes the Company's non-interest income disaggregated by type of service (in thousands):

	Year Ended March 31,		
	2024	2023	2022
Asset management fees	$ 5,328	$ 4,734	$ 4,107
Debit card and ATM fees	3,250	3,341	3,499
Deposit related fees	1,823	1,737	1,634
Loan related fees	522	539	1,247
Income from BOLI [1]	891	821	800
Net gains on sales of loans held for sale [1]	33	—	—
FHLMC loan servicing fees [1]	84	66	85
BOLI death benefit in excess of cash surrender value [1]	—	—	500
Loss on sale of investment securities [1]	(2,729)	—	—
Other, net	1,040	956	872
Total non-interest income, net	$ 10,242	$ 12,194	$ 12,744

[1] Not within the scope of ASC 606

Revenues recognized within the scope of ASC 606

Asset management fees : Asset management fees are variable, since they are based on the customer's underlying portfolio value, which is subject to market conditions and amounts invested by clients through the Trust Company. Asset management fees are recognized over the period that services are provided, and when the portfolio values are known or can be estimated at the end of each quarter.

Debit card and ATM fees : Debit card and ATM interchange income represents fees earned when a debit card issued by the Bank is used. The Bank earns interchange fees from debit cardholder transactions through the MasterCard® payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. The performance obligation is satisfied and the fees are earned when the cost of the transaction is charged to the cardholders' debit card. Certain expenses directly associated with the debit cards are recorded on a net basis with the interchange income.

Deposit related fees : Fees are earned on the Bank's deposit accounts for various products offered to or services performed for the Bank's customers. Fees include business account fees, non-sufficient fund fees, stop payment fees, wire services, safe deposit box and others. These fees are recognized on a daily, monthly or quarterly basis, depending on the type of service.

Loan related fees : Non-interest loan fee income is earned on loans that the Bank services, excluding loans serviced for the FHLMC which are not within the scope of ASC 606. Loan related fees include prepayment fees, late charges, brokered loan fees, maintenance fees and others. These fees are recognized on a daily, monthly, quarterly or annual basis, depending on the type of service.

Other : Fees earned on other services, such as merchant services or occasional non-recurring type services, are recognized at the time of the event or the applicable billing cycle.

Contract Balances

As of March 31, 2024 and 2023, the Company had no significant contract liabilities where the Company had an obligation to transfer goods or services for which the Company had already received consideration. In addition, the Company had no material unsatisfied performance obligations as of March 31, 2024 and 2023.

16. COMMITMENTS AND CONTINGENCIES

Off-balance sheet arrangements – In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These financial instruments generally include commitments to originate mortgage, commercial and consumer loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Company's maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. Commitments to originate loans are conditional and are honored for up to 45 days subject to the Company's usual terms and conditions. Collateral is not required to support commitments.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third-party. These guarantees are primarily used to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies and is required in instances where the Company deems it necessary.

Significant off-balance sheet commitments are listed below at the dates indicated (in thousands):

	Contract or Notional Amount	
	March 31, 2024	March 31, 2023
Commitments to extend credit:		
Adjustable-rate	$ 9,907	$ 12,489
Fixed-rate	110	18
Standby letters of credit	1,600	1,600
Undisbursed loan funds and unused lines of credit	149,178	130,269
Total	$ 160,795	$ 144,376

At March 31, 2024, the Company had no commitments to sell residential loans to the FHLMC.

Other Contractual Obligations – In connection with certain asset sales, the Company typically makes representations and warranties about the underlying assets conforming to specified guidelines. If the underlying assets do not conform to the specifications, the Company may have an obligation to repurchase the assets or indemnify the purchaser against loss. At March 31, 2024, loans under warranty totaled $31.4 million, which substantially represented the unpaid principal balance of the Company's loans serviced for the FHLMC. The Company believes that the potential for loss under these arrangements is remote. At March 31, 2024, the Company had an allowance for FHLMC-serviced loans of $12,000.

The Bank is a public depository and, accordingly, accepts deposit and other public funds belonging to, or held for the benefit of, Washington and Oregon states, political subdivisions thereof, and municipal corporations. In accordance with applicable state law, in the event of default of a participating bank, all other participating banks in the state collectively assure that no loss of funds are suffered by any public depositor. Generally, in the event of default by a public depository, the assessment attributable to all public depositories is allocated on a pro rata basis in proportion to the maximum liability of each depository as it existed on the date of loss. The Company has not incurred any losses related to public depository funds for the years ended March 31, 2024, 2023 and 2022.

The Bank has entered into employment contracts with certain key employees, which provide for contingent payments subject to future events.

Litigation –The Company is periodically party to litigation arising in the ordinary course of business, some of which involve claims for substantial or uncertain amounts. At least quarterly, we assess liabilities and contingencies in connection with all outstanding or new legal matters, utilizing the most recent information available. For matters where a loss is not probable, or the amount of the loss cannot be estimated, no accrual is established. If we determine that a loss from a matter is probable and the amount of the loss can be reasonably estimated, we will establish an accrual for the loss. Once established, an accrual is adjusted as appropriate to reflect any subsequent developments in the specific legal matter. It is inherently difficult to estimate the amount of loss and there may be matters for which a loss is probable or reasonably possible but not currently estimable. Actual losses may be in excess of any established accrual or the range of reasonably possible loss. Management's estimate will change from time to time. Any estimate or determination relating to the future resolution of legal matters is uncertain and involves significant judgment. We usually are unable to determine whether a favorable or unfavorable outcome is remote, reasonably likely, or probable, or to estimate the amount or range of a probable or reasonably likely loss, until relatively late in the process.

The Company is currently involved in a lawsuit for which certain parties participated in a mediation in May 2023 and a stay of proceedings is in place to allow for continued settlement efforts. At March 31, 2024, based on the most recent information available, management has concluded that a loss was probable and could be reasonably estimated. Accordingly, the Company determined that as of March 31, 2024, there was a potential liability resulting from pending litigation involving a former Riverview business client related to their real estate investments offered by a business owned by that client. Given the recent development of a proposed global settlement of the litigation, the Company recorded a $2.3 million expense in other non-interest expense during the quarter ended March 31, 2024. This expense reflects Riverview's estimate of litigation costs that exceed the Company's insurance coverage. The settlement of the litigation remains subject to approval by the court.

17. LEASES

The Company has a finance lease for the shell of the building constructed as the Company's operations center which expires in November 2039. The Company is also obligated under various noncancelable operating lease agreements for land, buildings and equipment that require future minimum rental payments. For each operating lease with an initial term of more than 12 months, the Company records an operating lease ROU asset (representing the right to use the underlying asset for the lease term) and an operating lease liability (representing the obligation to make lease payments required under the terms of the lease). ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses its estimated incremental borrowing rate – derived from information available at the lease commencement date – as the discount rate when determining the present value of lease payments. The Company does not have any operating leases with an initial term of 12 months or less. Certain operating leases contain various provisions for increases in rental rates, based either on changes in the published Consumer Price Index or a predetermined escalation schedule. Certain operating leases provide the Company with the option to extend the lease term one or more times following expiration of the initial term. Lease extensions are not reasonably certain and the Company generally does not include payments occurring during option periods in the calculation of its operating lease ROU assets and operating lease liabilities.

The table below presents the ROU assets and lease liabilities recorded in the consolidated balance sheet at the dates indicated (dollars in thousands):

Leases	March 31, 2024		March 31, 2023		Classification in the consolidated balance sheets
Finance lease ROU assets	$	1,202	$	1,278	Financing lease ROU assets
Finance lease liability	$	2,168	$	2,229	Finance lease liability
Finance lease remaining lease term		15.68 years		16.68 years	
Finance lease discount rate		7.16 %		7.16 %	
Operating lease ROU assets	$	5,479	$	6,705	Prepaid expenses and other assets
Operating lease liabilities	$	5,780	$	7,064	Accrued expenses and other liabilities
Operating lease weighted-average remaining lease term		5.34 years		6.15 years	
Operating lease weighted-average discount rate		1.74 %		1.78 %	

The table below presents certain information related to the lease costs for operating leases, which are recorded in occupancy and depreciation in the accompanying consolidated statements of income at the dates indicated (in thousands):

Lease Costs	Year ended March 31, 2024		Year ended March 31, 2023		Year ended March 31, 2022	
Finance lease amortization of ROU asset	$	76	$	77	$	77
Finance lease interest on lease liability		158		162		165
Operating lease costs		1,133		1,133		1,266
Variable lease costs		209		209		209
Total lease cost [1]	$	1,576	$	1,581	$	1,717

[1] Income related to sub-lease activity is not significant and not presented herein.

Supplemental cash flow information – Operating cash flows paid for operating lease amounts included in the measurement of lease liabilities was $1.4 million, $1.4 million and $1.5 million for the years ended March 31, 2024, 2023 and 2022, respectively. During the years ended March 31, 2024 and 2023, the Company did not record any ROU assets that were exchanged for operating lease liabilities. During the year ended March 31, 2022, the Company recorded operating lease ROU assets that were exchanged for operating lease liabilities of $441,000.

The following table reconciles the undiscounted cash flows for the periods presented related to the Company's lease liabilities as of March 31, 2024 (in thousands):

Fiscal Year Ending March 31:	Operating Leases		Finance Lease	
2025	$	1,375	$	222
2026		1,125		226
2027		1,116		230
2028		899		232
2029		684		232
Thereafter		947		2,480
Total minimum lease payments		6,146		3,622
Less: amount of lease payments representing interest		(366)		(1,454)
Lease liabilities	$	5,780	$	2,168

18. RIVERVIEW BANCORP, INC. (PARENT COMPANY ONLY)

BALANCE SHEETS
AS OF MARCH 31, 2024 AND 2023

(In thousands)	2024		2023	
ASSETS				
Cash and cash equivalents	$	9,483	$	5,480
Investment in the Bank		171,390		175,833
Other assets		3,104		2,342
TOTAL ASSETS	$	183,977	$	183,655
LIABILITIES AND SHAREHOLDERS' EQUITY				
Accrued expenses and other liabilities	$	118	$	224
Dividend payable		1,267		1,274
Borrowings		27,004		26,918
Shareholders' equity		155,588		155,239
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	183,977	$	183,655

STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

(In thousands)	2024		2023		2022	
INCOME:						
Interest on investment securities and other short-term investments	$	262	$	129	$	16
Total income		262		129		16
EXPENSE:						
Management service fees paid to the Bank		143		143		143
Other expenses		2,180		1,424		670
Total expense		2,323		1,567		813
LOSS BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED INCOME OF THE BANK		(2,062)		(1,438)		(797)
BENEFIT FOR INCOME TAXES		(433)		(303)		(167)
LOSS OF PARENT COMPANY		(1,629)		(1,135)		(630)
EQUITY IN UNDISTRIBUTED INCOME OF THE BANK		5,428		19,204		22,450
NET INCOME	$	3,799	$	18,069	$	21,820

There were no items of other comprehensive income that were solely attributable to the parent company.

RIVERVIEW BANCORP, INC. (PARENT COMPANY ONLY)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

(In thousands)		2024		2023		2022
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net income	$	3,799	$	18,069	$	21,820
Adjustments to reconcile net income to net cash used in operating activities:						
Equity in undistributed income of the Bank		(5,428)		(19,204)		(22,450)
Amortization expense		86		85		85
Provision (benefit) for deferred income taxes		2		(1)		2
Stock-based compensation expense		34		390		319
Changes in assets and liabilities:						
Other assets		(764)		(1,019)		131
Accrued expenses and other liabilities		(105)		112		48
Net cash used in operating activities		(2,376)		(1,568)		(45)
CASH FLOWS FROM INVESTING ACTIVITIES:						
Dividend from the Bank		12,000		8,000		7,500
Net cash provided by investing activities		12,000		8,000		7,500
CASH FLOWS FROM FINANCING ACTIVITIES:						
Dividends paid		(5,080)		(5,117)		(4,670)
Proceeds from exercise of stock options		36		4		16
Repurchase of common stock		(577)		(6,706)		(1,940)
Net cash used in financing activities		(5,621)		(11,819)		(6,594)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		4,003		(5,387)		861
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		5,480		10,867		10,006
CASH AND CASH EQUIVALENTS, END OF YEAR	$	9,483	$	5,480	$	10,867

RIVERVIEW BANCORP, INC.
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

(Dollars in thousands, except per share data)	Three Months Ended			
Fiscal 2024:	**March 31**	**December 31**	**September 30**	**June 30**
Interest and dividend income	$ 14,291	$ 14,272	$ 14,035	$ 13,957
Interest expense	5,739	4,948	4,184	3,598
Net interest income	8,552	9,324	9,851	10,359
Provision for credit losses	—	—	—	—
Non-interest income, net	494	3,056	3,407	3,285
Non-interest expense	13,109	10,551	10,089	9,978
Income (loss) before income taxes	(4,063)	1,829	3,169	3,666
Provision (benefit) for income taxes	(1,095)	377	697	823
Net income (loss)	$ (2,968)	$ 1,452	$ 2,472	$ 2,843
Basic earnings (loss) per common share [1]	$ (0.14)	$ 0.07	$ 0.12	$ 0.13
Diluted earnings (loss) per common share [1]	$ (0.14)	$ 0.07	$ 0.12	$ 0.13
Fiscal 2023:				
Interest and dividend income	$ 13,941	$ 14,443	$ 14,088	$ 13,194
Interest expense	2,127	743	657	533
Net interest income	11,814	13,700	13,431	12,661
Provision for loan losses	750	—	—	—
Non-interest income, net	2,971	2,963	3,134	3,126
Non-interest expense	9,950	9,848	9,804	9,769
Income before income taxes	4,085	6,815	6,761	6,018
Provision for income taxes	1,102	1,575	1,567	1,366
Net income	$ 2,983	$ 5,240	$ 5,194	$ 4,652
Basic earnings per common share [1]	$ 0.14	$ 0.24	$ 0.24	$ 0.21
Diluted earnings per common share [1]	$ 0.14	$ 0.24	$ 0.24	$ 0.21

[1] Quarterly earnings per common share may vary from annual earnings per common share due to rounding.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

(a)   Evaluation of Disclosure Controls and Procedures: An evaluation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 ("Exchange Act")) was carried out under the supervision and with the participation of the Company's Acting Chief Executive Officer (principal executive officer), Chief Financial Officer (principal financial officer) and several other members of the Company's senior management as of the end of the period covered by this annual report. The Company's Acting Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2024, the Company's disclosure controls and procedures were effective in ensuring that the information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is (i) accumulated and communicated to the Company's management (including the Acting Chief Executive Officer and Chief Financial Officer) in a timely manner, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

While the Company believes the present design of its disclosure controls and procedures is effective to achieve its goal, future events affecting its business may cause the Company to modify its disclosure controls and procedures. The Company does not expect that its disclosure controls and procedures and internal control over financial reporting will prevent all errors and fraud. A control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns in controls or procedures can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any control procedure is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control procedure, misstatements attributable to errors or fraud may occur and not be detected.

(b)   Changes in Internal Controls: There was no change in the Company's internal control over financial reporting during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(c)   Management's Annual Report on Internal Control Over Financial Reporting: The management of Riverview Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system has been designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of the Company's published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Riverview Bancorp, Inc. has assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2024. To make the assessment, we used the criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we have concluded that, as of March 31, 2024, the Company's internal control over financial reporting was effective based on those criteria.

Item 9B. Other Information

(a) Nothing to report.

(b) During the quarter ended March 31, 2024, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.


PART III


Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers

The information concerning our directors contained under the section captioned "Proposal I – Election of Directors" contained in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders, and information concerning our executive officers contained in "Part I - Business -- Executive Officers" of this Form 10-K, is incorporated herein by reference.

Code of Ethics

The Board of Directors has adopted a Code of Conduct, Conflict of Interest and Whistleblower Policy. The Code of Conduct, Conflict of Interest and Whistleblower Policy is applicable to each of the Company's officers, including the principal executive officer and senior financial officers, and requires individuals to maintain the highest standards of professional conduct. A copy of the Code of Conduct, Conflict of Interest and Whistleblower Policy is available on the Company's website at www.riverviewbank.com.

Audit Committee Matters and Audit Committee Financial Expert

The Company has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act, composed of Directors Patricia W. Eby, Bess R. Wills, and Larry A. Hoff. Each member of the Audit Committee is "independent," as defined in the Nasdaq Stock Market Listing Standards. The Company's Board of Directors has determined that Mrs. Eby, is an "audit committee financial expert", as defined in Item 407(e) of Regulation S-K of the Exchange Act. Additional information concerning the Audit Committee as set forth under the section captioned "Audit Committee Matters" in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders (excluding the information contained under the heading "Audit Committee Matters – Report of the Audit Committee") is incorporated herein by reference.

Nomination Procedures

There have been no material changes to the procedures by which shareholders may recommend nominees to the Company's Board of Directors.

Item 11. Executive Compensation

The information set forth under the sections captioned "Executive Compensation" and "Directors' Compensation" in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management.

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders is incorporated herein by reference.

Change in Control

The Company is not aware of any arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Equity Compensation Plan Information. The following table summarizes share and exercise price information about the Company's equity compensation plan as of March 31, 2024:

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (A)
Equity compensation plans approved by security holders:	(A)	(B)	(C)
2017 Equity Incentive Plan	—	—	1,532,003
Equity compensation plans not approved by security holders:	—	—	—
Total	—	$ —	1,532,003 [1]

[1] All of the remaining securities are available for future issuance as restricted stock, restricted stock units or stock options.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth under the headings "Related Party Transactions" and "Director Independence and Tenure" under the heading "Meetings and Committees of the Board of Directors and Corporate Governance Matters – Corporate Governance" in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information set forth under the section captioned "Independent Registered Public Accounting Firm" in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

   See "Part II –Item 8. Financial Statements and Supplementary Data."

   2. Financial Statement Schedules

   All schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

3.   Exhibits
   3.1   Articles of Incorporation of the Registrant (1)
   3.2   Amended and Restated Bylaws of the Registrant (2)
   4.1   Form of Certificate of Common Stock of the Registrant (1)
   4.2   Description of Riverview Bancorp, Inc. Common Stock (3)
   10.1   Form of Employment Agreement between the Company and the Bank and each of Daniel D. Cox and David Lam *
   10.2   Form of Change in Control Agreement between the Company and the Bank and each of Daniel D. Cox and David Lam *
   10.3   Form of Employment Agreement between the Company and Evan Sowers *
   10.4   Form of Change in Control Agreement between the Company and Evan Sowers *
   10.5   Employee Stock Ownership Plan (4)
   10.6   Deferred Compensation Plan (5)
   10.7   2017 Equity Incentive Plan (6)
   10.8   Form of Incentive Stock Option Award Agreement under the Riverview Bancorp, Inc. 2017 Equity Incentive Plan (7)
   10.9   Form of Non-Qualified Stock Option Award Agreement under the Riverview Bancorp, Inc. 2017 Equity Incentive Plan (7)
   10.10   Form of Restricted Stock Award Agreement under the Riverview Bancorp, Inc. 2017 Equity Incentive Plan (7)
   10.11   Form of Restricted Stock Unit Award Agreement under the Riverview Bancorp, Inc. 2017 Equity Incentive Plan (7)
   14   Code of Ethics and Conduct Policy (8)
   21   Subsidiaries of Registrant *
   23   Consent of Independent Registered Public Accounting Firm *
   31.1   Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act *
   31.2   Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act *
   32   Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act *
   97   Compensation Recovery Policy*
   101   The following materials from Riverview Bancorp Inc.'s Annual Report on Form 10-K for the year ended March 31, 2024, formatted in Inline Extensible Business Reporting Language (XBRL) (a) Consolidated Balance Sheets; (b) Consolidated Statements of Income; (c) Consolidated Statements of Comprehensive Income; (d) Consolidated Statements of Shareholders' Equity (e) Consolidated Statements of Cash Flows; and (f) Notes to Consolidated Financial Statements *
   104   Cover Page Interactive Data File, formatted in Inline XBRL and included in Exhibit 101

   (1)   Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 333-30203), and incorporated herein by reference.
   (2)   Filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the SEC on August 28, 2023 and incorporated herein by reference.
   (3)   Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2020, and incorporated herein by reference.
   (4)   Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1998, and incorporated herein by reference.
   (5)   Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2009 and incorporated herein by reference.
   (6)   Filed as Appendix A to the Registrant's Definitive Annual Meeting Proxy Statement (000-22957), filed with the Commission on June 16, 2017, and incorporated herein by reference.
   (7)   Filed as an exhibit to the Registrant's Registration Statement on Form S-8 (Registration No. 333-228099), and incorporated herein by reference.
   (8)   Registrant elects to satisfy Regulation S-K §229.406(c) by posting its Code of Ethics on its website at www.riverviewbank.com in the section titled About: Code of Conduct.
*   Filed herewith

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERVIEW BANCORP, INC.

Date: June 14, 2024

By: /s/ Daniel D. Cox
Daniel D. Cox
Acting President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Gerald L. Nies
Gerald L. Nies
Chairman of the Board

By: /s/ Daniel D. Cox
Daniel D. Cox
Acting President and Chief Executive Officer
(Acting Principal Executive Officer)

Date: June 14, 2024

Date: June 14, 2024

By: /s/ David Lam
David Lam
Executive Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

By: /s/ Bess R. Wills
Bess R. Wills
Director

Date: June 14, 2024

Date: June 14, 2024

By: /s/ Bradley J. Carlson
Bradley J. Carlson
Director

By: /s/ Patricia W. Eby
Patricia W. Eby
Director

Date: June 14, 2024

Date: June 14, 2024

By: /s/ Larry A. Hoff
Larry A. Hoff
Director

By: /s/ Stacey A. Graham
Stacey A. Graham
Director

Date: June 14, 2024

Date: June 14, 2024

By: /s/ Valerie Moreno
Valerie Moreno
Director

Date: June 14, 2024

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